Darin Smith

Associate General Counsel

(319) 573-2676

September 15, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Structured Capital Strategies® Premier

Initial N-4 Filing

filed on Form N-4 on March 7, 2025

Equitable Financial Life Insurance Company

File No. 333-285624

Structured Capital Strategies® Premier

Initial N-4 Filing

filed on Form N-4 on March 7, 2025

Equitable Financial Life Insurance Company of America

File No. 333-285625

Dear Mr. Oh:

The purpose of this letter is to provide a response to supplemental oral comments you provided with respect to the above-referenced filings. As discussed, we have made the revisions as requested.

I trust that the revisions address your comments adequately. If you have any questions regarding the revisions, please contact the undersigned at (319) 573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

Structured Capital Strategies® Premier

An index-linked individual and group flexible premium deferred annuity contract

Prospectus dated September 17, 2025

Equitable Financial Life Insurance Company of America

Equitable Financial Life Insurance Company

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract.

What is Structured Capital Strategies® Premier?

Structured Capital Strategies® Premier is an index-linked individual and group flexible premium deferred annuity contract issued by the Company. The contract is offered in various classes, called Series B and Select. The contract provides for the accumulation of retirement savings. The contract also offers several payout options and an optional death benefit. You invest to accumulate value on a tax-deferred basis in the following investment options: (1) the guaranteed interest option (“GIO”), (2) the Segments of the Structured Investment Option (“SIO”), or (3) the Dollar Cap Averaging Programs. Additional information about the investment options can be found in Appendix: “Investment Options available under the contract.” We reserve the right to offer any or all Segments more or less frequently or to stop offering any of them (except we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss) or to suspend offering any or all of them temporarily for some or all contracts. If we stop offering these options, you will be limited to investing in only one Segment Option and the GIO, which is not tied to the performance of an index.

The contract is a complex investment that involves risks, including potential loss of principal and previously credited interest. You should speak with a financial professional about the features, benefits, risks, and fees and whether the contract is appropriate for you based on your financial situation and objectives.

The SIO permits you to invest in one or more Segments, each of which gives you the opportunity to earn interest that we will credit based, in part, on the performance of an external index from the Segment Start Date to the Segment Maturity Date, although you could also experience a negative return and a significant loss of principal and previously credited interest. The SIO provides a return at Segment maturity designed to provide a combination of protection against certain decreases in the Index through the use of a Segment Buffer and a limitation on participation in certain increases in the Index through the use of Performance Cap Rates (and potentially Participation Rates and Step Rates for certain Segment Types).

The extent of the downside protection at Segment maturity, also referred to as the Segment Buffer, varies by Segment, ranging from the first 10% to 40% of loss. There is a risk of a substantial loss of your principal and previously credited interest because you agree to absorb all losses to the extent they exceed the Segment Buffer at Segment maturity. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance at Segment maturity, depending on the Segment Buffer applicable to the Segment in which you invest. We may change the Indices and/or Segment Options in the future, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. If we only offer one Segment Option, you will be limited to investing in only one Segment Option with terms that may not be acceptable to you and other investment options where performance is not based on the performance of an index. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested. If you are not happy with the limited investment options and choose to surrender the contract you will be subject to the Segment Interim Value adjustment, federal and state taxes, and penalties, purchasing a new contract with a new surrender charge period, different investment options, benefits, fees, and risks.

The Performance Cap Rates we set will limit the amount you can earn on a Segment. Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). Our minimum Participation Rate is

If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties, although the Segment Interim Value will apply. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your account value. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal and previously credited interest.

SCS Premier

#73435

100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

The total amount earned on an investment in a Segment of the SIO is only applied at Segment maturity. If any amount leaves a Segment on any date prior to the Segment Maturity Date, we calculate the interim value of the Segment as described in “Charges, Expenses, and Adjustments.” This amount may be less than the amount invested and less than the amount you would receive had you held the investment until the Segment Maturity Date.

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in withdrawal charges, Segment Interim Value adjustments, taxes, and tax penalties. This contract permits ongoing withdrawals (including systematic withdrawals, required minimum distributions, and deductions to pay the optional death benefit fee) from the Segments prior to the end of the term. These ongoing deductions could have adverse effects of values under the contract and if an investor intends to elect such ongoing withdrawals, they should consult with their financial professional about the appropriateness of the contract for them. Withdrawals, because of the Segment Interim Value calculation could significantly reduce contract values and by substantially more than the actual amount of the deduction. Because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios as a result of withdrawals. Any transaction that causes account value to leave a Segment between the Segment Start Date and the Segment Maturity Date will result in a Segment Interim Value calculation. Such transactions include (1) taking a withdrawal (including a systematic withdrawal or required minimum distribution); (2) transferring account value to a different investment option; (3) deducting account value to pay optional death benefit fees; (4) surrendering or annuitizing your contract; (5) payment of a death claim; and (6) canceling your contract and return it to us for a refund within your state’s “free look” period.

All guarantees are subject to the Company’s financial strength and claims paying ability.

You can purchase this contract in one of two ways: (i) as a Series B contract, which has a maximum withdrawal charge of 8% and an annual Contract Fee of 1.25% or (ii) as a Select contract, which has no withdrawal charges but has a higher annual Contract Fee of 1.50%. In addition to the liquidity and fee differences, each contract series may have different Performance Cap Rates with Series B Performance Cap Rates generally being higher than Select Performance Cap Rates. Performance Cap Rates are announced online (www.equitable.com/scspremier) for each contract series at least one week before the Segment Start Date. The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, Step Rate, and Segment Buffer.

This Prospectus is a disclosure document and describes the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. The contract should also be read carefully.

Types of contracts. We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	An employer-funded traditional IRA for a simplified employee pension plan (“SEP”) sponsored by the contract owner’s employer.

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

The following contracts are intended for specified post-death payments to beneficiaries, with continuing access to the contract’s account balance:

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An inherited NQ beneficiary payout contract (a specific form of NQ contract that we refer to as “Inherited NQ”) (contributions from specified Section 1035 exchanges only).

See Appendix “Rules regarding contributions to your contract” for more information.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. Not all Indices are available in all states. For a state-by-state description of all material variations to this contract, see Appendix “State contract availability and/or variations of certain features and benefits” later in this Prospectus.

We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any of the Segments of the SIO. If we exercise this right, you will not be able to increase your account value and, consequently, increase your death benefit, and will be limited to investing in only one Segment Option and the GIO.

Additional information about certain investment products, including index-linked annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word “contract“ it also includes certificates that are issued under group contracts in some states.

Appendices

Investment Options available under the contract	79

Rules regarding contributions to your contract	81

State contract availability and/or variations of certain features and benefits	84

Segment Maturity Value Calculation Examples	87

Index Publishers	94

Purchase considerations for defined benefit and defined contribution plans	97

Definitions of key terms

Account Value — Your “account value” is the total of: (i) the values you have in the GIO, (ii) the values you have in the Segment Type Holding Accounts, (iii) the values you have in a DCA Program, and (iv) your Segment Interim Values.

Annuitant — The “annuitant” is the person who is the measuring life for determining the contract’s maturity date if your contract has the account value death benefit. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

Best Entry Date — We compare the Index’s value on the Segment Start Date to the value on each of the next four monthiversaries (each an observation day) and whichever date has the lowest Index value is the Best Entry Date.

Best Entry Index Starting Value — The Best Entry Index Starting Value is the greater of the Index’s value at the close of business on the Best Entry Date or 80% of the Index value at the close of business on the Segment Start Date.

Best Entry Segment — A Segment belonging to a Segment Type whose name includes “Best Entry”.

Business Day — Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash Value — At any time before annuity payments begin, your contract’s cash value is equal to the account value less any applicable withdrawal charges.

Company — Refers to Equitable Financial Life Insurance Company of America (“Equitable America”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable America does not do business or issue contracts in the state of New York. Generally, Equitable America will issue contracts in all states except New York and Equitable Financial will issue contracts in New York. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the contract is issued in a state other than New York.

Contract Date — The “contract date” is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

Contract Year — The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year.”

Dollar Cap Averaging Program — Our Dollar Cap Averaging Programs or DCA Programs allows for the systematic transfer of amounts in the applicable dollar cap averaging account into the Segments. There are two Dollar Cap Averaging Programs. The General Dollar Cap Averaging Program which uses the general dollar cap averaging account and the Special Dollar Cap Averaging Program which uses the special dollar cap averaging account. Special Dollar Cap Averaging is only available at issue for Series B contracts.

Dual Direction Segments — Any segment belonging to a Segment Type whose name includes “Dual Direction”.

Dual Step Up Segments — Any segment belonging to a Segment Type whose name includes “Dual Step Up”.

Dual Step Tier Segments — Any segment belonging to a Segment Type whose name includes “Dual Step Tier”.

Enhanced Upside Segments — Any Segment belonging to Segment Type whose name includes “Enhanced Upside”.

Greater of Death Benefit — The “Greater of death benefit” is an optional guaranteed minimum death benefit that can be elected at issue unless you are over age 75. There is an additional charge for the Greater of death benefit.

Guaranteed Interest Option or GIO — The guaranteed interest option is part of our general account and pays interest at rates which may change each contract year and is subject to a minimum guaranteed rate.

Guaranteed Minimum Death Benefit — The three Guaranteed Minimum Death Benefits are the Return of Premium death benefit, Highest Anniversary Value death benefit and Greater of death benefit.

Highest Anniversary Value Death Benefit — The “Highest Anniversary Value death benefit” is an optional guaranteed minimum death benefit that can be elected at issue unless you are over age 75. There is an additional charge for the Highest Anniversary Value death benefit.

Index — An Index is used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on the performance of securities indices. Throughout this Prospectus, we refer to these indices using the term “Index” or, collectively, “Indices.” In the future, we may offer Segment Types based on other types of Indices.

Index Performance Rate — For a Segment, the percentage change in the value of the related Index from the initial Index Value on the Segment Start Date to the closing value on the Segment Maturity Date or from the Best Entry Index Starting Value to the closing value on the Segment Maturity Date for Best Entry Segments. In certain instances, an Index may not be open and/or not publish a price on a Segment Start Date or observation day in which case we will use the last published price as the price on such a Segment Start Date, Segment Maturity Date, or observation day for purposes of calculating the Index Performance Rate. The Index Performance Rate may be positive, negative or zero.

IRA — Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

Non-Unitized Separate Account — Separate Account No. 68A is a non-unitized separate account of Equitable Financial Life Insurance Company of America established under Arizona Insurance Law and Separate Account No. 68 is a non-unitized separate account of Equitable Financial Life Insurance Company established under New York Insurance Law.

NQ Contract — Nonqualified contract.

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is generally the measuring life for determining contract benefits.

Participation Rate — The Participation Rate, which will always be at least 100% is multiplied by positive Index performance when calculating the Segment Rate of Return, subject to the Performance Cap Rate. The Participation Rate is 100% for every Segment unless a higher rate is otherwise pre-announced for that Segment at www.equitable.com/scspremier. The Participation Rate is not an annual rate of return.

Performance Cap Rate — The highest Index Performance Rate that can be used to calculate the Segment Rate of Return on the Segment Maturity Date. The Performance Cap Rate is not an annual rate of return. The Performance Cap Rate is a limit on gains.

QP Contract — An annuity contract that is an investment vehicle for a qualified plan.

Return of Premium death benefit — The “Return of Premium death benefit” is a guaranteed minimum death benefit issued with your contract unless you are over age 75 or elect the optional Highest Anniversary Value or Greater of death benefit. There is no additional charge for the Return of Premium death benefit.

Segment — An investment option we establish with the Index, Segment Duration and Segment Buffer of a specific Segment Type, and for which we also specify a Segment Maturity Date and Performance Cap Rate.

Segment Buffer — The portion of any negative Index Performance Rate that the Segment Buffer absorbs on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment’s Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value.

Segment Duration — The period from the Segment Start Date to the Segment Maturity Date.

Segment Interim Value — The value of your investment in a Segment prior to the Segment Maturity Date.

Segment Investment — The amount transferred or contributed to a Segment on its Segment Start Date, as adjusted for any withdrawals from that Segment.

Segment Maturity Date — The Segment Transaction Date on which a Segment ends.

Segment Maturity Date Requirement — You will not be permitted to invest in a Segment if the Segment Maturity Date is later than your contract maturity date.

Segment Maturity Value — The value of your investment in a Segment on the Segment Maturity Date.

Segment Option — Comprises all Standard Segments, Step Up Segments, Dual Direction Segments, Enhanced Upside Segments, Dual Step Up Segments, Best Entry Segments or Dual Step Tier Segments.

Segment Rate of Return — The rate of return earned by a Segment as calculated on the Segment Maturity Date. The Segment Rate of Return is calculated differently for different Segment Options.

Segment Return Amount — Equals the Segment Investment multiplied by the Segment Rate of Return.

Segment Start Date — The Segment Transaction Date on which a new Segment is established.

Segment Transaction Date — Segment Start Dates and Segment Maturity Dates occur on Segment Transaction Dates. There is generally a Segment Transaction Date every Thursday. If a particular Thursday is not a business day, then the Segment Transaction Date for that week will be the previous business day.

Segment Type — Comprises a Segment Option having the same Index, Segment Duration, Segment Buffer and Enhanced Upside Rate (if applicable). Each Segment Type has a corresponding Segment Type Holding Account.

Segment Type Holding Account — An account that holds all contributions and transfers allocated to a Segment Type pending investment in a Segment. There is a Segment Type Holding Account for each Segment Type. The Segment Type Holding Accounts are part of the GIO.

Standard Segment — Any Segment belonging to a Segment Type whose name includes “Standard”.

Step Rate — The Step Rate is used in the Segment Rate of Return calculation for Dual Step Tier Segments. The Step Rate is not an annual rate of return. The Step Rate is not a limit on gains.

Step Up Segment — Any Segment belonging to a Segment Type whose name includes “Step Up”.

Structured Investment Option — An investment option that permits you to invest in various Segments, each tied to the performance of an Index, and participate in the performance of that Index.

Overview of the Contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in the SIO and GIO during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	Segments of the SIO which are index-linked investment options;

•	GIO;

•	the account for special dollar cap averaging; and

•	the account for general dollar cap averaging.

The Segments of the SIO give you the opportunity to earn interest, which may be positive or negative, that we will credit at Segment maturity based, in part, on the performance of an external index at the end of a set period of time. You could experience a significant loss of principal and previously credited interest if the index declines in value. We calculate the Segment Return Amount on the Segment Maturity Date based on the change in index performance from the Segment Start Date to the Segment Maturity Date, and this Segment Rate of Return could be positive, zero, or negative. Each Segment uses a Performance Cap Rate (certain Segment Types may use Participation Rates and Step Rates) to limit upside performance and a Segment Buffer to limit downside performance.

The SIO provides some protection against negative returns on the Segment Maturity Date through the use of a Segment Buffer. The extent of the downside protection provided by the Segment Buffer varies by Segment, ranging from the first 10% to 40% of loss. The Segment Buffer is the maximum amount of negative interest we will assume. We will credit any additional negative interest in excess of the Segment Buffer. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance at Segment maturity, depending on the Segment Buffer applicable to the Segment in which you invest. The cumulative loss over the life of the contract could be much greater. There is a risk of a substantial loss of your principal and previously credited interest if the index declines because you agree to absorb all losses to the extent they exceed the applicable Segment Buffer. For example, if the Index return is -25% and the Segment Buffer is -10%, we will credit -15% (the amount that exceeds the Segment Buffer) (less the Contract Fee) on the Segment Maturity Date, meaning your Segment Investment will decrease by 15% (less the Contract Fee). We may change the Indices and/or Segment Options in the future but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, Step Rate, and Segment Buffer.

The SIO may limit your participation in positive returns on the Segment Maturity Date through the use of Performance Cap Rates (and Participation Rates and Step Rates for certain Segment types).

•	The Performance Cap Rate is the highest return that you could be credited for positive index performance (less the Contract Fee). For example, if the Index return for a 1-year Standard Segment is 12% and the Performance Cap Rate is 4% and the Participation Rate is 100%, we will credit 4% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 4% (less the Contract Fee).

•	If there is positive index performance, we will multiply the Participation Rate by the Index return to determine how much to credit in interest on the Segment Maturity Date (less the Contract Fee and subject to the Performance Cap Rate). For example, if the Index return is 5%, the Performance Cap Rate is 7%, and the Participation Rate is 105%, we will credit 5.25% (less the Contract Fee) in interest on the Segment Maturity Date.

•

For Dual Step Tier Segments, if there is a positive or negative Index return that is between the Step Rate and the Buffer, we will apply the Step Rate to determine how much to credit in interest on the Segment Maturity Date (less the Contract Fee). For example, if the Step Rate is 3%, the Participation Rate is 100%, the Segment Buffer is -10%, and the Index return is -5%, we will credit 3% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 3% (less the Contract Fee).

Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). Our minimum Participation Rate is 100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

For additional information about the GIO and available Segments of the SIO, see Appendix: “Investment Options available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits, including death benefits, terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers death benefit protection and various payout options.

Death Benefits

Your contract includes a Return of Premium death benefit that pays your beneficiaries an amount equal to your contributions minus adjusted withdrawals (or your account value if higher) for issue ages 75 and younger (you receive the standard account value death benefit for issue ages 76 and older). For an additional fee, you can purchase the Highest Anniversary Value death benefit that provides the greater of your account value and the Highest Anniversary Value benefit base on the date of death of the owner (or surviving joint owner, if applicable) adjusted for any subsequent withdrawals or the Greater of death benefit that provides the greater of your account value or the Greater of benefit base (which is the greater of the Roll-Up or Highest Anniversary Value benefit bases) on the date of death of the owner (or surviving joint owner, if applicable) adjusted for any subsequent withdrawals.

Dollar Cap Averaging

You can elect to allocate your investments using a dollar cap averaging program at no additional charge.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value, be subject to the Segment Interim Value calculation, and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59 1⁄2. Withdrawals will also generally reduce your guaranteed benefits and the amount of the reduction may be greater than the dollar amount of the withdrawal. Withdrawals from a Segment will also be subject to a pro rata portion of the applicable Contract Fee.

Contract Adjustments

We use the Segment Interim Values for your Segments of the SIO if you remove any amount from a Segment on any date prior to the Segment Maturity Date. This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. You could lose a significant amount of money due to the use of the Segment Interim Values.

Prior to the Segment Maturity Date, the following transactions trigger the use of Segment Interim Values: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal or required minimum distribution, and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deducting the optional death benefit charge; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period. These transactions will cause the deduction of a pro rata portion of the applicable Contract Fee and may also be subject to withdrawal charges, taxes, and possible tax penalties.

The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment.

Important Information You Should Consider About The Contract

FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?

Yes.

Withdrawal Charges

Each series of the contract provides for different withdrawal charge periods and percentages.

Series B — If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 6 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. This loss will be greater if there is a negative Segment Interim Value adjustment for amounts withdrawn from the Segments of the SIO, and/or if you have to pay taxes or tax penalties.

Select — No withdrawal charge.

Segment Interim Value

There is a Segment Interim Value adjustment for amounts removed from a Segment of the SIO before Segment maturity and because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios. For example, if you allocate $100,000 to a 6-year Segment and later withdraw the entire amount before the 6 years have ended, you could lose up to $100,000 of your investment. This loss will be greater if you also have to pay a withdrawal charge under a Series B contract, and/or if you have to pay taxes or tax penalties. Prior to the Segment Maturity Date, the following transactions trigger the Segment Interim Value: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal, a required minimum distribution, and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deducting the optional death benefit charge; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period.

For additional information about charges and adjustments for surrenders and early withdrawals see “Withdrawal charge” and “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in the Prospectus.

Are There Transaction Charges?

Yes. In addition to withdrawal charges and the Segment Interim Value, you may also be charged for other transactions, including special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges; or when you transfer between investment options in excess of a certain number.

For additional information about transaction charges see “Charges that the Company deducts” in “Charges, Expenses, and Adjustments” in the Prospectus.

Are There Ongoing Fees and Expenses?

Yes. Each series of the contract provides for different ongoing fees and expenses.

The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. There is an implicit ongoing fee associated with Segments because the amount you can earn on a Segment is limited by us by the Segment’s Performance Cap Rate, and potentially certain Participation Rates and Step Rates (if applicable). The Performance Cap Rate, and potentially certain Participation Rates and Step Rates (if applicable), may cause your returns under the Segment to be lower than the Index’s returns. In return for accepting this limit on Index gains, you receive some protection from Index losses through the Segment Buffer. The implicit ongoing fee is not reflected in the tables below.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series)(1)	1.25%	1.50%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(2)	0.25%	0.75%

(1) Expressed as an annual percentage of the Segment Investment for Segments in the SIO. The Contract Fee is applied cumulatively for 6-year Segments, so the total Contract Fee for a 6-year Segment is 7.5% for Series B contracts and 9% for Select contracts.

(2) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add withdrawal charges and negative Segment Interim Value adjustments that substantially increase costs.

Lowest Annual Cost $669	Highest Annual Cost $854

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract classes

•   No optional benefits

•   No sales charges

•   No additional contributions, transfers or withdrawals

•   No Segment Interim Value adjustments

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of contract classes and optional benefits (Greater of death benefit)

•   No sales charges

•   No additional contributions, transfers or withdrawals

•   $0 Segment Interim Value adjustment on the optional death benefit fee

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS
Is There a Risk of Loss from Poor Performance?

Yes. The contract is subject to the risk of loss. You could lose some or all of your account value depending on the Investment options you choose.

The return on the Segments of the SIO may be negative and there is a risk of substantial loss of your principal and previously credited interest due to negative index performance because you agree to absorb all losses to the extent they exceed the Segment Buffer. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance on the Segment Maturity Date. We may change the Indices and/or Segment Options in the future, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

For additional information about the risk of loss see “Principal risks of investing in the contract” in the Prospectus.

Is this a Short-Term Investment?

No. The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties. Amounts removed from a Segment of the SIO prior to the Segment Maturity Date will not receive Index interest, and may result in a negative Segment Interim Value adjustment which could reduce the Segment Investment and death benefit by significantly more than the amount withdrawn.

On the Segment Maturity Date, the value of your maturing Segments will be reallocated according to your instructions on file, assuming that all participation requirements for those allocations are met, and those instructions may include allocations to different Segment Types or to the next available Segment of the same Segment Type. If you have not provided us with maturity instructions for a maturing Segment, then by default the Segment Maturity Value will be transferred to the same Segment Type as the maturing Segment. However, if the next Segment to be created in the Segment Type would have a Segment Maturity Date that is later than your contract maturity date or if that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the GIO.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.
What Are the Risks Associated with the Investment Options?	An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options. Each investment option available under the contract has its own unique risks. You should review the investment options available under the contract before making an investment decision.

The Performance Cap Rate of a Segment may limit your participation in positive returns on the Segment Maturity Date. For example, if the Index return is 12% and the Performance Cap Rate is 4%, we will credit 4% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 4% (less the Contract Fee). The Performance Cap Rate may cause your returns under the Segment to be lower than the Index’s returns.

The Segment Buffer of a Segment provides some protection against negative returns on the Segment Maturity Date. The Segment Buffer is the maximum amount of negative interest we will assume and we will credit any negative interest in excess of the Segment Buffer which means you bear all loss that exceeds the Segment Buffer. For example, if the Index return is -25% and the Segment Buffer is -10%, we will credit -15% (the amount that exceeds the Segment Buffer) (less the Contract Fee) on the Segment Maturity Date, meaning your Segment Investment will decrease by 15% (less the Contract Fee).

The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, and Segment Buffer.

All of the Indices we currently offer are “price return” indices, not “total return” indices, and therefore the performance of any Index does not reflect dividends paid on the securities included in the Index. This reduces the Index return, and the Index will underperform a direct investment in the securities composing the Index.

For additional information about the risks associated with investment options see “Structured Investment Option”, in “Purchasing the contract”, as well as, “Principal risks of investing in the contract” and Appendix “Investment Options available under the contract” in the Prospectus.

What Are the Risks Related to the Insurance Company?

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value. The general obligations, including the SIO, GIO, and the death benefits, under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?

Yes. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the investment options and to limit the number of investment options which you may select. Such rights include, among others, removing or substituting investment options, and transferring account value from any investment option to another investment option. You will not be permitted to invest in a Segment if the Segment Maturity Date is later than your contract maturity date. The maximum current number of active Segments, funded holding accounts and/or Segment Types with an allocation on file that may be active in your contract at any time is 167.

We reserve the right to offer any or all Segments more or less frequently or to stop offering any of them (except we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss) or to suspend offering any or all of them temporarily for some or all contracts. If we stop offering these options, you will be limited to investing in only one Segment Option and the GIO, which is not tied to the performance of an index.

We may offer new Segment Types in the future, and we may change the features of a Segment Type between Segments, including the Index, the Segment Buffer, and the Performance Cap Rate (subject to the minimum rates disclosed herein).

We have the right to substitute an alternative Index prior to the Segment Maturity Date if the publication of one or more Indices is discontinued, or if we no longer have a license agreement with the publishers of the Index, or at our sole discretion we determine that our use of such Indices should be discontinued because hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if the calculation of one or more of the Indices is substantially changed. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. We also have the right to add additional Indices under the contract at any time.

We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any or all of the Segments comprising the Structured Investment Option. If we exercise this right, your ability to invest in your contract, increase your account value and, consequently, increase your death benefit, will be limited. If you have a Guaranteed Minimum Death Benefit you generally can not make additional contributions to your contract after age 75 (or the first contract date anniversary if later).

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers among the investment options in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about restrictions on the investment options, see “Transfer charge” in “Charges, Expenses, and Adjustments” and “Structured Investment Option” in “Purchasing the contract”.

Are There any Restrictions on Contract Benefits?

Yes. At any time, we have the right to limit or terminate your ability to contribute to any of the investment options. If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your death benefit.

You have to be 75 or younger to elect a guaranteed minimum death benefit. If you have a Guaranteed Minimum Death Benefit you generally can not make additional contributions to your contract after age 75 (or the first contract date anniversary if later).

Withdrawals may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn and may terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the contract” and “Benefits available under the contract” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Should I Exchange My Contract?

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, as well as any fees or penalties to terminate your existing contract, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges, Expenses, and Adjustments” in the Prospectus.

Fee Table

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, surrendering or making withdrawals from an investment option or from the contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the contract, surrender the contract or if you make certain withdrawals from an investment option or from the contract, transfer account value between investment options, or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

	Series B	Select
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None	None
Withdrawal Charge (as a percentage of contributions withdrawn)	8%(1)	None
Transfer Fee(2)	$35	$35
Third Party Transfer or Exchange Fee(3)	$55	$55
Special Service Charges(4)	$90	$90

(1)

The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option.

(2)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers among the investment options in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges, Expenses, and Adjustments”.

(3)

The current charge is $55 and is currently being waived (we reserve the right to discontinue this waiver at any time without notice). These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)

Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; and (4) check preparation charge. The maximum charge for each service is $90. Current charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the account value is removed from an investment option or from the contract before the expiration of a specified period.

Adjustments

	Series B	Select
SIO Segment Maximum Potential Loss Due to Segment Interim Value adjustment (as a percentage of account value invested in the Segment on the Segment Start Date)(1)	100%(2)	100%(2)

(1)

Applies to withdrawals (including systematic withdrawals and required minimum distributions), surrenders, death benefits, annuitization, contract cancellation, and transfers prior to the Segment Maturity Date. The actual amount of the Segment Interim Value calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date. The maximum loss would occur if there is a total distribution for a Segment at a time when the Index price has declined to zero. If you surrender, annuitize, cancel your contract, die, or make a withdrawal, or there is a deduction of the optional death benefit charge, from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date. See “Structured Investment Option” for more information.

(2)

Because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios.

The next table describes the fees and expenses that you will pay each year during the time that you own the contract. If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	B	Select
Base Contract Expenses (as a percentage of the Segment Investment)(1)	1.25%	1.50%
Optional Highest Anniversary Value Death Benefit(2)	0.25%	0.25%
Optional Greater of Death Benefit(2)	0.75%	0.75%
In addition to the fees described above, we limit the amount you can earn on the Segments. This means your returns may be lower than the Index’s returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

(1)

The Contract Fee percentage reduces the Segment Rate of Return. If the contract is surrendered or annuitized, a withdrawal or transfer out is taken, there is a deduction of the optional death benefit charge, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment as part of the Segment Interim Value calculation. The Contract Fee is applied cumulatively for 6-year Segments, so the total Contract Fee for a 6-year Segment is 7.5% for Series B contracts and 9% for Select contracts.

(2)

The applicable Death Benefit charge is deducted on each contract date anniversary. If the contract is surrendered, annuitized, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge.

The Company

Equitable America is an Arizona stock life insurance corporation organized in 1969 with an administrative office located at 8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333. Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1345 Avenue of the Americas, New York, NY 10105. We are indirect wholly owned subsidiaries of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all fifty states (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract subject to our financial strength and claims paying ability.

We rely on the exemption from the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), provided by Rule 12h-7 under the 1934 Act with respect to registered non-variable insurance contracts (such as index-linked investment options and fixed investment options subject to a market value adjustment) that we issue.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Equitable Client Portal system to access information about your account and to complete certain requests through the internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions

P.O. Box 1424

Charlotte, NC 28201

For contributions sent by express delivery:

Retirement Service Solutions

8501 IBM Dr, Ste 150-IR

Charlotte, NC 28262

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions

P.O. Box 1016

Charlotte, NC 28201

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions

8501 IBM Dr, Ste 150-IR

Charlotte, NC 28262

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.

Reports we provide:

•	written confirmation of financial transactions and certain non-financial transactions, including when money is transferred into a Segment from a Segment Type Holding Account; when money is not transferred from a Segment Type Holding Account into a Segment on a Segment Start Date for any reason; when a Segment matures; or when you change your current instructions; and

•	annual statement of your account values at the close of each calendar year.

See “Definition of key terms” earlier in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

Equitable Client portal:

With your Equitable Client portal account you can expect:

•	Account summary. View your account values, and select accounts for additional details.

•	Messages and alerts. Stay up to date with messages on statement availability, investment options and important account information.

•	Profile changes. Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences.

•	Manage your account. Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.

•	Investments details. Intuitive charts show the breakdown of your key investments.

Don’t forget to sign up for eDelivery! Visit equitable.com and click sign in to register today.

Equitable Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated through the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity (see “Disruptive transfer activity” in “Transferring your money among investment options” later in this Prospectus).

Customer service representative:

You may also use our toll-free number (1-877-899-3743) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days.

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We generally require that the following types of communications be on specific forms we provide for that purpose:

(1)	authorization for transfers, including transfers of your Segment Maturity Value on a Segment Maturity Date, by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the beneficiary continuation option;

(5)	election of a predetermined form of death benefit payout;

(6)	IRA contribution recharacterizations;

(7)	Section 1035 exchanges;

(8)	direct transfers and specified direct rollovers;

(9)	death claims;

(10)	change in ownership (NQ only, if available under your contract);

(11)	purchase by, or change of ownership to, a non-natural owner;

(12)	requests to transfer, reallocate, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Equitable Client Portal systems);

(13)	providing instructions for allocating the Segment Maturity Value on the Segment Maturity Date;

(14)	requests for withdrawals, including withdrawals of the Segment Maturity Value on the Segment Maturity Date; and

(15)	requests for contract surrender.

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	instructions on file for allocating the Segment Maturity Value on the Segment Maturity Date; and

(2)	instructions to withdraw your Segment Maturity Value on the Segment Maturity Date.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;
(2)	special dollar cap averaging; and

(3)	general dollar cap averaging.

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	the date annuity payments are to begin;

(2)	special dollar cap averaging; and

(3)	general dollar cap averaging.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Equitable Client Portal system to contact us and to complete such requests through the internet. In the future, we may require that certain requests be completed online.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

1. Purchasing the contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept any contribution from you at any time, including after you purchase the contract. We require a minimum initial contribution $25,000. Maximum contribution limitations also apply. Minimum subsequent contribution amounts vary by contract type. See Appendix “Rules regarding contributions to your contract” for the minimum subsequent contribution amount for each contract type, as well as, additional limitations on contributions. For a traditional IRA contract, your initial contribution must be a direct transfer from another traditional IRA or a rollover from an eligible retirement plan (including another traditional IRA). For a Roth IRA contract, your initial contribution must be a direct transfer from another Roth IRA or a rollover from an eligible retirement plan including traditional IRA or another Roth IRA. For a QP contract, your initial contribution and any subsequent contributions must be a direct transfer from other investments within an existing qualified plan trust. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for any applicable state variations.

We currently do not accept any contribution if (i) the aggregate contributions under one or more Structured Capital Strategies® contracts with the same owner or annuitant would then total more than $2,500,000; or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $5,000,000. We may waive these and other contribution limitations based on certain criteria we determine, including issue age, aggregate contributions, investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state variations.

If you have a Guaranteed Minimum Death Benefit you generally can not make additional contributions to your contract after age 75 (or the first contract date anniversary if later).

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

•	Change our contribution requirements and limitations and our transfer rules, including to:
—	increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

—	discontinue the acceptance of subsequent contributions to the contract; and

—	discontinue the acceptance of subsequent contributions and/or transfers into one or more of the investment options.

•	Further limit the number of Segment Type Holding Accounts and Segments you may invest in at any one time.

•	Limit or terminate new contributions or transfers to the GIO or any Segment Type Holding Account or Segment (“investment options”).

We reserve the right in our sole discretion to discontinue the acceptance of, and/or place additional limitations on contributions and transfers into certain investment options, including any or all of the Segment Types. If we exercise this right, your ability to invest in your contract, increase your account value and, consequently, increase your account value death benefit, or Guaranteed Minimum Death Benefit, if applicable, will be limited.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We reserve the right to prohibit availability of this contract to any non-natural owner.

Owners which are not individuals may be required to complete the appropriate Form W-8 describing the entity type to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex civil union and domestic partners may not be eligible for tax benefits under federal law and may be required to take post-death distributions.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be the plan participant/employee. See Appendix “Purchase considerations for defined benefit and defined contribution plans” later in this Prospectus for more information on QP contracts.

We permit defined benefit and defined contribution plan trusts to use pooled plan assets to purchase NQ contracts in states where it is approved as a funding vehicle. See Appendix “Purchase considerations for defined benefit and defined contribution plans” later in this Prospectus.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner.

Purchase considerations for a charitable remainder trust

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Structured Investment Option, you should strongly consider “split-funding”: that is the trust holds investments in addition to this contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your contract is the only source for such distributions, you may need to take withdrawals from Segments before their Segment Maturity Dates. See the discussion of the Structured Investment Option later in this section.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to us (for subsequent contributions please write your contract number on the check). We may also apply contributions made for NQ contracts, pursuant to an intended Section 1035 tax-free exchange or for IRA contracts, pursuant to a direct transfer. For a traditional IRA contract, your initial contribution must be a direct transfer from another traditional IRA or a rollover from an eligible retirement plan (including a traditional IRA). For a Roth IRA contract, your initial contribution must be a direct transfer from another Roth IRA or a rollover from an eligible retirement plan including a traditional IRA or another Roth IRA. For QP contracts, all contributions must be transfers from another investment within an existing qualified plan trust. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

For your convenience, we will accept initial and subsequent contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers. These methods of payment are discussed in detail in “More information” later in this Prospectus.

If your contract is sold by a financial professional of Equitable Advisors, Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the time requirements set by applicable rules of the Financial Industry Regulatory Authority (“FINRA”). Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing. If the period for obtaining this information extends through a Segment Start Date, your initial investment will not be allocated to new Segments until the next Segment Start Date.

If your application is in good order when we receive it from Equitable Advisors for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information. If the period for obtaining this information extends through a Segment Start Date, your initial investment will not be allocated to new Segments until the next Segment Start Date.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information. If the period for obtaining this information extends through a Segment Start Date, your initial investment will not be allocated to new Segments until the next Segment Start Date.

What are your investment options under the contract?

Your investment options are the GIO, the Segments comprising the Structured Investment Option and the Dollar Cap Averaging Programs. The term GIO includes the Segment Type Holding Accounts unless otherwise noted. The Segment Type Holding Accounts are part of the GIO. The Structured Investment Option and the Segment Type Holding Accounts are discussed later in this section under “Structured Investment Option.” The Special Dollar Cap Averaging Program invests in the special dollar cap averaging account and the General Dollar Cap Averaging Program invests in the general dollar cap averaging account, which are both part of the GIO. See “Dollar Cap Averaging Program” later in this section for more information.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at rates which are periodically redetermined and, accordingly, will vary over time subject to a guaranteed minimum rate. We discuss our general account in “More information” in this prospectus. We declare an interest rate each calendar quarter.

The interest rate applicable to your contract during the first contract year is based on the calendar quarter it is issued. That rate will be applied to all contributions received during the first contract year until that contract year is over. The interest rate applicable to your contract will be redetermined on each contract anniversary and will be the rate declared for the calendar quarter your contract anniversary occurs in. The redetermined rate will apply until that contract year is over for any new contributions received that contract year, as well as all contributions in the GIO at the close of business on that contract anniversary.

Structured Investment Option

The SIO provides you with the opportunity to earn interest, which may be positive or negative, that we will credit based, in part, on the performance of a specified securities Index or exchanged-traded fund from the Segment Start Date to the Segment Maturity Date. Please be aware that the possibility of a negative return could result in a significant loss of principal and previously credited interest if the Index declines in value. You generally have the opportunity to invest in any of the Segment Types currently offered subject to the requirements, limitations and procedures disclosed in this section. You participate in the performance of an Index by investing in the corresponding Segment. Investments in Segments are not investments in the Indices themselves or in any underlying mutual funds; Segments are not “index funds.”

Segment Types

Information regarding the features of each of the currently available Segment Types, including the Index name and type, the Segment Duration, the Segment Rate of Return calculation method, the current Segment Buffer, and the minimum Performance Cap Rate for the life of the Segment Type, is available in an appendix to the prospectus. See Appendix “Investment Options available under the contract.”. We may not always offer every Segment Type on every Segment Start Date. There may also be very unusual circumstances where we are not able to offer any Segment Type on a particular Segment Start Date. Each investment in a Segment Type that starts on a particular Segment Start Date is referred to as a Segment. Each Segment Type has a corresponding Segment Type Holding Account.

We reserve the right to offer any or all Segment Types more or less frequently or to stop offering any of them or to suspend offering any or all of them temporarily for some or all contracts. Please see “Suspension, termination and changes to Segment Types” later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The maximum current number of active Segments, funded holding accounts and/or Segment Types with an allocation on file that may be active in your contract at any time is 167.

Segment Start Date

Each Segment will have a Segment Start Date. New Segments generally start every Thursday. However, the Segment Start Date may sometimes be a different day under certain circumstances. Please see “Setting the Segment Maturity Date and Segment Start Date” below. Also, we may offer Segments more or less frequently and on different days for some or all contracts.

Segment Type Holding Accounts

Any contribution or transfer designated for a Segment Type on any day other than a Segment Start Date will be allocated to the corresponding Segment Type Holding Account until the Segment Start Date. Any contribution or transfer designated for a Segment Type on a Segment Start Date will not be allocated to the corresponding Segment Type Holding Account but instead will be directly invested in that Segment assuming all participation requirements are met. The Segment Type Holding Accounts are part of the GIO. The Segment Type Holding Accounts have the same rate of return as the GIO.

You can transfer amounts from a Segment Type Holding Account to any investment option at any time up to the close of business on the Segment Start Date.

Segment Participation Requirements

Provided that all participation requirements are met, all amounts allocated to a Segment Type that are in the associated Segment Type Holding Account as of the close of business on the Segment Start Date, plus any earnings on those amounts, as well as, all amounts transferred and subsequent contributions allocated to a Segment Type on the Segment Start Date will be transferred into the new Segment on the Segment Start Date.

The participation requirements are as follows: (1) Segment is available and (2) Segment Maturity Date Requirement is met. If these requirements are met, your account value in the Segment Type Holding Account will be transferred into a new Segment along with any amount allocated to that Segment Type on the Segment Start Date. This amount is your initial Segment Investment.

(1) Segment is available. The Segment must actually be created on the Segment Start Date as scheduled. We may suspend or terminate any Segment Type, at our sole discretion, at any time. If we terminate a Segment Type, no new Segments of that Segment Type will be created, and the amount that would have been transferred to the Segment will be transferred to the GIO instead. If we suspend a Segment Type, no new Segments of that Segment Type will be created until the suspension ends, and the amount that would have been transferred to the Segment will remain in or be transferred into the Segment Type Holding Account.

(2) Segment Maturity Date Requirement is met. The Segment Maturity Date must occur on or before the contract maturity date. If the Segment Maturity Date is after the contract maturity date, your account value in the Segment Type Holding Account will be transferred to the GIO.

Segment Duration

We currently offer Segment Types with a duration of 1 or 6 years. Amounts removed from a Segment prior to the Segment Maturity Date will not receive the full protection of the Segment Buffer because the Segment Interim Value only reflects a portion of the downside protection expected to be provided on the Segment Maturity Date; and could reduce the Segment Investment (which we use to calculate the Segment Maturity Value on the Segment Maturity Date as described in “Segment Maturity Value”) by more than the amount withdrawn due to the Segment Interim Value. Amounts must remain in the Segment for the full Segment Duration to be credited with full interest, to receive the full protection of the Segment Buffer, and to avoid a possible negative Segment Interim Value adjustment in addition to potential withdrawal charges, taxes and tax penalties. See “Segment Interim Value” below and “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” for more information.

Before selecting a Segment for investment, you should consider whether you are likely to make a withdrawal or transfer from the Segment or surrender or annuitize your contract prior to the end of the 1 or 6 year Segment Duration. You should also consider whether you want your returns to be linked to the applicable Index for the Segment Duration and whether the Segment Buffer and Performance Cap Rate are consistent with your investment goals and risk tolerance for the 1 or 6 year period.

Segment Maturity Date

Your Segment Maturity Date is the Segment Transaction Date on which a Segment ends. You will receive advance notice of maturing Segments in which you are currently invested in your quarterly statement. You will generally also receive a second advance notice of maturing Segments in which you are currently invested. The additional notice is available by mail or electronically and is generally provided at least 30 days before a Segment Maturity Date. You can instruct us to stop delivering this second notice to you at any time. We reserve the right to discontinue this second notice at any time.

Setting the Segment Maturity Date and Segment Start Date

There will generally be four or more Segment Transaction Dates each month that the contract is outstanding. The Segment Maturity Date for Segments maturing and the Segment Start Date for new corresponding Segments will occur on the same Segment Transaction Date.

If a Segment Transaction Date falls on a holiday, the Segment Transaction Date will generally be the preceding business day.

Segment Maturity Instructions. You may specify maturity instructions that tell us how to allocate the Segment Maturity Value among the investment options and you can change these instructions at any time. You may tell us either to follow your instructions on file for new contributions, to withdraw all or part of your Segment Maturity Value, or to transfer your Segment Maturity Value to the next available Segment of the same or different Segment Type, provided the participation requirements are met. While you may specify or change your maturity instructions for maturing Segments at any time until the close of business on the Segment Maturity Date, we recommend submitting new or revised instructions at least five business days prior to the Segment Maturity Date.

As stated above, you may elect to have maturing Segments invested according to your instructions on file, and those instructions may include allocations to different Segment Types, or you may elect to transfer your Segment Maturity Value to the next available Segment of the same Segment Type in which you are currently invested. If you take either of these steps, then the designated portion of your Segment Maturity Value will be transferred to the corresponding Segment, as of the close of business on the Segment Maturity Date, assuming that all participation requirements are met.

If you have not provided us with maturity instructions for a maturing Segment, then by default the Segment Maturity Value will be transferred to the same Segment Type as the maturing Segment except that if the next Segment to be created in the Segment Type would not meet the Segment Maturity Date Requirement or that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the GIO.

Segment Maturity Value

We calculate your Segment Maturity Value on the Segment Maturity Date using your Segment Investment and the Segment Rate of Return. See “Segment Rate of Return,” “Performance Cap Rate,” and “Segment Buffer” below for more information.

Your Segment Maturity Value for all Segments is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get your Segment Return Amount. Your Segment Maturity Value is equal to your Segment Investment plus your Segment Return Amount. Your Segment Return Amount may be negative, in which case your Segment Maturity Value will be less than your Segment Investment. Please note that (1) the Contract Fee reduces the Segment Rate of Return and (2) the Segment Investment and resulting Segment Return Amount will have been reduced by any optional Guaranteed Minimum Death Benefit charge if those charges were deducted from the Segment on any contract date anniversary during the Segment.

The values used in the calculation are based on the value of the Index on the Segment Start Date and they are compared to the values on the Segment Maturity Date. Any fluctuations in the value of the Index between the Segment Start Date and Segment Maturity Date is ignored in calculating the Segment Rate of Return. See Appendix “Segment Maturity Value Calculation Examples” for examples calculating the Segment Rate of Return, Segment Return Amount and Segment Maturity Value.

Segment Interim Value

The total amount earned on an investment in a Segment of the SIO is only applied at Segment maturity. If any amount leaves a Segment on any date prior to the Segment Maturity Date, we calculate the Segment Interim Value of the Segment as described in “Charges, Expenses, and Adjustments.” Prior to the Segment Maturity Date, the following transactions trigger the Segment Interim Value calculation: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal a required minimum distribution, and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deduction of the optional death benefit fee; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period. If you make one of these transactions, the Segment Interim Value could ultimately result in a significant loss of principal and previously credited interest. We deduct a pro rata portion of the Contract Fee from the Segment Interim Value as part of the calculation.

Segment Rate of Return

The Segment Rate of Return is calculated using the Segment Buffer or Performance Cap Rate, as well as the Participation Rate, as described below for each Segment Type. See Appendix: “Segment Maturity Value Calculation Examples” for numerical examples of each calculation method.

Standard Segments. For Standard Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate exceeds the Performance Cap Rate	equal to the Performance Cap Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is positive but less than or equal to the Performance Cap Rate	equal to the Index Performance Rate multiplied by the Participation Rate minus the cumulative Contract Fee
is flat or negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Please see Appendix “Investment Options available under the contract” for a list of the current Standard Segment Types.

Standard Segment example: For the S&P 500 Price Return Index/6 year/-20% Segment Type, a Segment could be established as S&P 500 Price Return Index/6 year/-20% with a 60% Performance Cap Rate and a 110% Participation Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for six years starting from the Segment Start Date. The following examples assume no withdrawals. If the Index performs positively during this period, your Segment Rate of Return could be as much as 51% after deducting a Contract Fee that is applied cumulatively for a 6 year Segment (the cumulative Contract Fee over 6 years is 7.5% for Series B and 9.0% for Select) for that Segment Duration (51% = 60% Performance Cap Rate - 9.0% cumulative Contract Fee). If the Index performs negatively during this period, at maturity you will be protected from the first 20% of the Index’s decline. If the Index performance is between -20% and 0%, your Segment Rate of Return will be -9% (-9% = 0% - 9%). If the Index Performance Rate is more negative than the Segment Buffer, the Segment Rate of Return will be negative to the extent of the percentage exceeding the Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Standard Segment Types with greater protection tend to have lower Performance Cap Rates than other Standard Segment Types that use the same Index and duration but provide less protection.

Step Up Segments. For Step Up Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate is greater than or equal to zero	equal to the Performance Cap Rate minus the cumulative Contract Fee
is negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Please note: Because of the way Segment Rate of Return is calculated for Step Up Segments, when the Index Performance Rate is near zero, a very small difference in the Index of Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Performance Cap Rate is 8.00% and the Index Performance Rate is 0.00% on the Segment Maturity Date, the Segment Rate of Return would be 8.00% minus the applicable Contract Fee whereas, if the Index Performance Rate is -0.01% on the Segment Maturity Date the Segment Rate of Return is 0.00% minus the applicable Contract Fee.

Please see Appendix “Investment Options available under the contract” for a list of the current Step Up Segment Types.

Step Up Segment example: For the S&P 500 Price Return Index Step Up/1 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Step Up/1 year/-10% with a 9% Performance Cap Rate and 100% Participation Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for one year starting from the Segment Start Date. The following examples assume no withdrawals. If the Index performs positively or equal to zero during this period, your Segment Rate of Return would be 7.5% after deducting a Contract Fee (the Contract Fee is 1.25% for Series B and 1.5% for Select) for that Segment Duration (7.5% = 9% Performance Cap Rate - 1.5% Contract Fee). If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index’s decline. If the Index performance is between -10% and 0%, your Segment Rate of Return would be -1.5% (-1.5% = 0% - 1.5%). If the Index Performance Rate is more negative than the Segment Buffer, the Segment Rate of Return will be negative to the extent of the percentage exceeding the Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Step Up Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because the Segment Rate of Return for Step Up Segments is equal to the Performance Cap Rate for certain lower returns.

Enhanced Upside Segments. For Enhanced Upside Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate exceeds the Performance Cap Rate	equal to the Performance Cap Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is positive but less than or equal to the Performance Cap Rate	equal to the Index Performance Rate multiplied by the Participation Rate minus the cumulative Contract Fee
is flat or negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Please see Appendix “Investment Options available under the contract” for a list of the current Enhanced Upside Segment Types.

Enhanced Upside Segment example: For the S&P 500 Price Return Index Enhanced Upside /6 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Enhanced Upside /6 year/-10% with an 80% Performance Cap Rate with a 125% Participation Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for six years starting from the Segment Start Date. The following examples assume no withdrawals. If the Index performs positively during this period, your Index Performance Rate will be increased by the Participation Rate of 125% subject to the Performance Cap Rate and your Segment Rate of Return could be as much as 71% after deducting a Contract Fee that is applied cumulatively for a 6 year Segment (the cumulative Contract Fee over 6 years is 7.5% for Series B and 9.0% for Select) for that Segment Duration (71% = 80% Performance Cap Rate - 9.0% cumulative Contract Fee). If the Index Performance Rate is flat (0%), the Segment Rate of Return will be -9% (-9% = 0% - 9%). If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index’s decline. If the Index performance is between -10% and 0% (or equal to either), your Segment Rate of Return would be -9% (-9% = 0% - 9%). If the Index Performance Rate is more negative than the Segment Buffer, the Segment Rate of Return will be negative to the extent of the percentage exceeding the Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Enhanced Upside Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because the Index Performance Rate may be increased by the Participation

Rate for certain positive Index returns which is generally higher than the Participation Rate for Standard Segments.

Dual Direction Segments. For Dual Direction Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate is greater than the Performance Cap Rate	equal to the Performance Cap Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is between the Performance Cap Rate and zero	equal to the Index Performance Rate multiplied by the Participation Rate minus the cumulative Contract Fee
is negative by a percentage equal to or less than the Segment Buffer	equal to absolute value of the Index Performance Rate minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee
*	If the Index Performance Rate is zero, the Segment Rate of Return is zero minus the Contract Fee.

Please note:

•	Because of the way the Segment Rate of Return is calculated for Dual Direction Segments, when the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, for a Dual Direction Segment with a -20% Segment Buffer, if the Index Performance Rate is -20.00% on the Segment Maturity Date the Segment Rate of Return is 20.00% minus the applicable Contract Fee whereas, if the Index Performance Rate is -20.01% on the Segment Maturity Date the Segment Rate of Return is -0.01% minus the applicable Contract Fee.

•	Because of the way the Segment Rate of Return is calculated for Dual Direction Segments, in certain situations the Segment Rate of Return may be greater for negative Index Performance Rates than for the corresponding positive Index Performance Rates. For example, for a Dual Direction Segment with a Performance Cap Rate of 10% and a -15% Segment Buffer, if the Index Performance Rate is -14% on the Segment Maturity Date the Segment Rate of Return is 14% minus the applicable contract fee whereas, if the Index Performance Rate multiplied by the Participation Rate is 14% on the Segment Maturity Date the Segment Rate of Return is 10% minus the applicable contract fee.

Please see Appendix “Investment Options available under the contract” for a list of the current Dual Direction Segment Types.

Dual Direction Segment example: For the S&P 500 Price Return Index Dual Direction/6 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Dual Direction/6 year/-10% with a 90% Performance Cap Rate and a 105% Participation Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for six years starting from the Segment Start Date. The following examples assume no withdrawals. If the Index performs positively during this period, your Segment Rate of Return could be as much as 81% after deducting a Contract Fee that is applied cumulatively for a 6 year Segment (the cumulative Contract Fee over 6 years is 7.5% for Series B and 9.0% for Select) for that Segment Duration (81% = 90% Performance Cap Rate - 9.0% cumulative Contract Fee). If the Index performs negatively but not more negatively than the Segment Buffer during this period, at maturity your Segment Rate of Return will be equal to the absolute value of the Index’s negative performance minus the Contract Fee. This means that if the Index performs negatively down to and including -10%, your Segment Rate of Return will be from -9% (-9% = 0% - 9%) to 1% (1% = 10% - 9%). If the Index performs more negatively than the Segment Buffer, your Segment Rate of Return will be negative equal to the percentage loss in the Index which exceeds the Segment Buffer minus the Contract Fee. If the Index is flat (0% return), your Segment Rate of Return will be -9% (-9% = 0% - 9%). Please note: The absolute value of a number is simply that number without regard to it being positive or negative (e.g., without regard to its mathematical sign). For example, the absolute value of -3 is 3. Therefore, for purposes of the Segment Rate of Return calculation, the absolute value of the Index Performance Rate is simply the Index Performance Rate without regard to its mathematical sign (e.g., the absolute value of a -3% Index Performance Rate is 3%). Please note: The Participation Rate applies to positive Index Performance Rates. If the Index Performance Rate is negative, we will not apply a Participation Rate even though we calculate the Segment Rate of Return using the absolute value of a negative Index Performance Rate. If the Index Performance Rate is more negative than the Segment Buffer, the Segment Rate of Return will be negative to the extent of the percentage exceeding the Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Dual Direction Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because the Segment Rate of Return for Dual Direction Segments is equal to the absolute value of the Index Performance Rate for certain negative returns.

Dual Step Up Segments. For Dual Step Up Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
is greater than zero	equal to the Performance Cap Rate minus the cumulative Contract Fee
is between zero and the Segment Buffer (or equal to either)	equal to the Performance Cap Rate minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Please note: Because of the way Segment Rate of Return is calculated for Dual Step Up Segments, when the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Performance Cap Rate is 10.00%, the Segment Buffer is -10% and the Index Performance Rate is -10.00% on the Segment Maturity Date, the Segment Rate of Return would be 10.00% minus the applicable Contract Fee whereas, if the Index Performance Rate is -10.01% on the Segment Maturity Date the Segment Rate of Return is -0.01% minus the applicable Contract Fee.

Please see Appendix “Investment Options available under the contract” for a list of the current Dual Step Up Segment Types.

Dual Step Up Segment example: For the S&P 500 Price Return Index Dual Step Up/1 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Dual Step Up/1 year/-10% with a 10% Performance Cap Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for one year starting from the Segment Start Date. The following examples assume no withdrawals. If the Index performs equal to or better than the Segment Buffer, your Segment Rate of Return will be 8.5% after deducting a Contract Fee (the Contract Fee is 1.25% for Series B and 1.5% for Select) for that Segment Duration (8.5% = 10% Performance Cap Rate - 1.5% Contract Fee). This means if the Index performs negatively down to and including -10%, then your Segment Rate of Return will be 8.5% (8.5% = 10% - 1.5%). If the Index performs more negatively than the Segment Buffer, your Segment Rate of Return will be negative equal to the percentage loss in the Index which exceeds the Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Dual Step Up Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because the Segment Rate of Return for Dual Step Up Segments is equal to the Performance Cap Rate for certain lower and negative returns.

Dual Step Tier Segments. For Dual Step Tier Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate exceeds the Performance Cap Rate	equal to the Performance Cap Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is positive but less than or equal to the Performance Cap Rate and greater than the Step Rate	equal to the Index Performance Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is between the Step Rate and zero (or equal to either)	equal to the Step Rate minus the cumulative Contract Fee
is negative by a percentage equal to or less than the Segment Buffer	equal to the Step Rate minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Dual Step Tier Segments use a Step Rate to calculate the Segment Rate of Return.

Please note: Because of the way Segment Rate of Return is calculated for Dual Step Tier Segments, when the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Step Rate is 9%, the Segment Buffer is -10% and the Index Performance Rate is -10.00% on the Segment Maturity Date, the Segment Rate of Return would be 9% (less the Contract Fee) whereas, if the Index Performance Rate is -10.01% on the Segment Maturity Date the Segment Rate of Return is -0.01% (less the Contract Fee).

Please see Appendix “Investment Options available under the contract” for a list of the current Dual Step Tier Segment Types.

Dual Step Tier Segment example: For the S&P 500 Price Return Index Dual Step Tier/1 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Dual Step Tier/1 year/-10% with a 20% Performance Cap Rate, 100% Participation Rate, and 10% Step Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for one year starting from the Segment Start Date. If the Index performs better than the 20% Performance Cap Rate, your Segment Rate of Return will be 18.5% after deducting a Contract Fee (the Contract Fee is 1.25% for Series B and 1.5% for Select) for that Segment Duration (18.5% = 20% Performance Cap Rate - 1.5% Contract Fee). If the Index performs better than the 10% Step Rate but less than (or equal to) the 20% Performance Cap Rate, your Segment Rate of Return will be equal to the Index Performance Rate minus the 1.5% Contract Fee for that Segment Duration. If the Index performs better than (or equal to) the -10% Segment Buffer but less than (or equal to) the 10% Step Rate, your Segment Rate of Return will be equal to the 10% Step Rate minus the 1.5% Contract Fee for that Segment Duration, which would be 8.5%. If the Index performs more negatively than the -10% Segment Buffer, your Segment Rate of Return will be negative equal to the percentage loss in the Index which exceeds the -10% Segment Buffer minus the 1.5% Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

The current Step Rates, including the applicable Step Rates for Segments selected on your application, are announced at least one week before the Segment Start Date and are incorporated into this Prospectus by reference from www.equitable.com/scspremier. The Step Rate for each Dual Step Tier Segment will not change throughout the Segment Duration. The Step Rate for the same Segment may vary between owners but will never be less than 1%. Since Step Rates are announced online at least one week before the Segment Start Date, you should consider any differences in the Step Rates when deciding which contract series to purchase. The Step Rate is set at our sole discretion. Please note that the Step Rate is a cumulative rate of return from the Segment Start Date to the Segment Maturity Date. It is not an annual rate, even if the Segment Duration is longer than one year.

Best Entry Segments. For Best Entry Segments, the Segment Rate of Return is calculated as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
multiplied by the Participation Rate exceeds the Performance Cap Rate	equal to the Performance Cap Rate minus the cumulative Contract Fee
multiplied by the Participation Rate is positive but less than or equal to the Performance Cap Rate	equal to the Index Performance Rate multiplied by the Participation Rate minus the cumulative Contract Fee
is flat or negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the cumulative Contract Fee
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the cumulative Contract Fee

Best Entry Segments, like other Segments, measure your Index Performance Rate to ultimately determine your Segment Maturity Value. With other Segment Types, your Index Performance Rate starting Index value is locked in on the Segment Start Date and, therefore, if there is a market downturn after the Segment Start Date, depending on the

Segment Type you select, your gains could be less and your losses could be greater on the Segment Maturity Date then if there was no downturn. Best Entry Segments, on a limited basis, can help reduce this risk.

Best Entry Segments start on the Segment Start Date, just like all other Segments. However, with Best Entry Segments, we compare the Index’s value on each observation day (the first four monthiversaries of the Segment Start Date) to the value on the Segment Start Date and whichever date has the lowest Index value becomes the Best Entry Date. We then determine the Best Entry Index Starting Value which is the greater of the Index’s value at the close of business on the Best Entry Date or 80% of the Index’s value at the close of business on the Segment Start Date (this 80% threshold is also referred to as the “Best Entry Reset Limit” in certain documents). Please note: For Best Entry Segments, we use the Best Entry Index Starting Value to calculate the Index Performance Rate on the Segment Maturity Date and the Best Entry Index Starting Value is the greater of the Index’s value at the close of business on the Best Entry Date or 80% of the Index value at the close of business on the Segment Start Date.

For example, assume that the following:

Date	Index Value
May 1st (Segment Start Date)	1,000
June 1st	900
July 1st	500
August 1st	1,200
September 1st	1,500

Based on the above, the Best Entry Date would be July 1st, and the Best Entry Starting Value would be 800 (500 < 80%*1,000).

Please see Appendix “Investment Options available under the contract” for a list of the current Best Entry Segment Types.

Best Entry Segment example: For the S&P 500 Price Return Index Best Entry/6 year/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index/6 year/-10% with a 60% Performance Cap Rate for a Select contract. This means that you will participate in the performance of the S&P 500 Price Return Index for approximately six years starting from the Best Entry Date using the Best Entry Value. If the Index performs positively during this period, your Segment Rate of Return could be as much as 51% after deducting a Contract Fee that is applied cumulatively for a 6 year Segment (the cumulative Contract Fee over 6 years is 7.5% for Series B and 9.0% for Select) for that Segment Duration (51% = 60% Performance Cap Rate - 9% cumulative Contract Fee). If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index’s decline. If the Index performance is between -10% and 0%, your Segment Maturity Value on the Segment Maturity Date will be equal to -9% (-9% = 0% - 9%). If the Index Performance Rate is more negative than the Segment Buffer, the Segment Rate of Return will be negative to the extent of the percentage exceeding the

Segment Buffer minus the Contract Fee. See Appendix “Segment Maturity Value Calculation Examples” for examples showing the Segment Maturity Value calculation.

Best Entry Segments will generally have lower Performance Cap Rates and/or Participation Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. This is because Best Entry Segments use a Best Entry Index Starting Value to calculate the Index Performance Rate. Please note that the Performance Cap Rate and Segment Rate of Return for Best Entry Segments are cumulative rates of return from the Segment Start Date to the Segment Maturity Date. They are NOT annual rates, even if the Segment Duration is longer than one year.

The Indices are described in more detail below, under the heading “Indices.”

Performance Cap Rate, Participation Rate, and Step Rate

The Performance Cap Rate, Participation Rate, and Step Rate are set at our sole discretion. In determining the current Performance Cap Rate, Participation Rate, and Step Rate for a Segment Type, we consider, among other factors, the Segment Rate of Return calculation method, the cost of hedging instruments, the Segment Buffer for the Segment Type, crediting rates offered by our competitors, and the current market environment. In general, the Performance Cap Rates, Participation Rates, and Step Rates will be lower for Segment Types that offer greater protection from negative returns or additional enhancements to positive returns. Before selecting a Segment for investment, you should consider whether the current Performance Cap Rate, Participation Rate, and Step Rate is acceptable to you in return for the protection from negative returns or enhancements to positive returns that may be applied at the end of the Segment Duration for that Segment Type.

The current Performance Cap Rates, as well as the current Participation Rates and current Step Rates (which are discussed below), including those applicable rates for Segments selected on your application, are announced at least one week before the Segment Start Date and are incorporated into this Prospectus by reference from www.equitable.com/scspremier. The Performance Cap Rate, Participation Rate, and Step Rate (if applicable) for each Segment will not change throughout the Segment Duration. The Performance Cap Rate, Participation Rate, and Step Rate for the same Segment may vary between owners but will never be less than the applicable minimum Performance Cap Rate, Participation Rate, and Step Rate. Since Performance Cap Rates, Participation Rate, and Step Rate are announced online at least one week before the Segment Start Date, you should consider any differences in the Performance Cap Rates, Participation Rates, and Step Rates when deciding which contract series to purchase.

Performance Cap Rate. The Performance Cap Rate is generally the highest Index Performance Rate that can be used to calculate the Segment Rate of Return on the Segment Maturity Date for positive Index Performance Rates. The Performance Cap Rate may limit your participation in any increases in the underlying Index associated with a Segment. For example, if the Index return is 12% and the Performance Cap Rate is 4% and the Participation Rate is 100%, we will generally credit 4% minus the applicable Contract Fee in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 4% minus the applicable Contract Fee.

The Performance Cap Rates we set will limit the amount you can earn on a Segment. Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). We will not open a Segment with a Performance Cap Rate below the applicable minimum rate.

Please note that the Performance Cap Rate and Segment Rate of Return are cumulative rates of return from the Segment Start Date to the Segment Maturity Date, NOT annual rates, even if the Segment Duration is longer than one year.

Participation Rate. If there is a Participation Rate, it is multiplied by positive Index Performance Rates when determining the Segment Rate of Return. For example, if the Index return is 5%, the Performance Cap Rate is 7%, and the Participation Rate is 105%, we will credit 5.25% (less the Contract Fee) in interest on the Segment Maturity Date. The minimum Participation Rate is 100%. We will not open a Segment with a Participation Rate below the minimum rate. The Participation Rate is currently at least 100% for all Segments. Certain Standard and Dual Direction Segments may have Participation Rates in excess of 100% for positive Index Performance Rates that vary from Segment to Segment and which will be provided alongside the Performance Cap Rates for those Segments at least one week before the Segment Start Date and are incorporated into this Prospectus by reference from www.equitable.com/scspremier. Enhanced Upside Segments currently have a Participation Rate of 125% which will not vary from Segment to Segment. You will receive advance notice if any additional Segments Options or Segment Types may have Participation Rates in excess of 100% for positive Index Performance Rates. The Participation Rate for a Segment will not change during that Segment’s duration. The Participation Rate is not an annual rate of return.

Step Rate. A Step Rate is applicable to all Dual Step Tier Segments. If there is a positive or negative Index return that is between the Step Rate and the Buffer, we will apply the Step Rate to determine how much to credit in interest on the Segment Maturity Date (less the Contract Fee). For example, if the Step Rate for a Dual Step Tier Segment is 3%, the Participation Rate is 100%, the Buffer is -10%, and the Index return is -5%, we will credit 3% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 3% (less the Contract Fee). The minimum Step Rate is 1%. We will not open a Segment with a Step Rate below the minimum rate. The current Step Rate for each Dual Step Tier Segment, including the applicable Performance Cap Rates for Dual Step Tier Segments selected on your application, are announced at least one week before the Segment Start Date and are incorporated into this Prospectus by reference from www.equitable.com/scspremier. The Step Rate for each Segment will not change throughout the Segment Duration. The Step Rate for the same Segment may vary between owners but will never be less than the applicable minimum Step Rate. Since Step Rates are announced online at least one week before the Segment Start Date, you should consider any differences in the Step Rates when deciding which contract series to purchase.

Rate Hold

On the application, you can elect to temporarily “hold” the Performance Cap Rates, Step Rates and participation rates in effect on the business day we receive your paper application at our administrative processing office. This hold applies to all amounts invested in Segments on or before the Segment Start Date that is on or immediately following 30 days after the application received date (this expiration date is called the “Rate Hold Expiration Date” in the contract). A Rate Hold does not guarantee you will receive better rates than other owners investing in the same Segments. Electing a Rate Hold may even result in you receiving worse rates than other owners investing in the same Segments. Once elected, you cannot cancel a Rate Hold.

Segment Buffer

The SIO provides some protection against negative returns on the Segment Maturity Date through the use of a Segment Buffer. The extent of the downside protection provided by the Segment Buffer varies by Segment, ranging from the first 10% to 40% of loss. There is a risk of a substantial loss of your principal and previously credited interest because you agree to absorb all losses to the extent they exceed the applicable Segment Buffer on the Segment Maturity Date. For example, if the Index return is -25% and the Segment Buffer is -10%, we will credit -15% (the amount that exceeds the Segment Buffer) minus the Contract Fee in interest on the Segment Maturity Date, meaning your Segment Investment will decrease by 15% minus the Contract Fee.

The Segment Buffer for each Segment will not change throughout the Segment Duration. See Appendix: “Investment Options available under the contract” for the current Segment Buffer for each Segment Type. We will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

The Segment Buffer is set at our sole discretion. In determining the current Segment Buffer for a Segment Type, we consider, among other factors, the Segment Rate of Return calculation method, the cost of hedging instruments, the range of Performance Cap Rates that may be offered with the Segment Buffer, protection levels offered by our competitors, and the current market environment. Before selecting a Segment for investment, you should consider whether the Segment Buffer is consistent with your risk tolerance and investment goals for the Segment Duration of the Segment Type.

On a Segment Maturity Date, the highest level of protection provided by a Segment Buffer is the -40% Segment Buffer and lowest level of protection provided by a Segment Buffer is the -10% Segment Buffer.

Indices

Each Segment Type references an Index that determines the performance of its associated Segments. We currently offer Segment Types based on the performance of securities indices. Throughout this Prospectus, we refer to these indices using the term “Index” or, collectively, “Indices.” Not all Indices may be available under your contract. Please see Appendix “State contract availability and/or variations of certain features and benefits” in this Prospectus.

Securities Indices. The following securities Indices are currently available:

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index, which will reduce Index performance. Additional information about the Index may be found in Appendix: Index Publishers. If you would like to request additional information about the Index, contact the customer service group or your financial professional.

Russell 2000® Price Return Index. The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Index, which will reduce Index performance. Additional information about the Index may be found in Appendix: Index Publishers. If you would like to request additional information about the Index, contact the customer service group or your financial professional.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US and Canada. As of the date of this Prospectus the MSCI EAFE Price Return Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index, which will reduce Index performance. Additional information about the Index may be found in Appendix: Index Publishers. If you would like to request additional information about the Index, contact the customer service group or your financial professional.

NASDAQ-100 Price Return Index. The NASDAQ-100 Price Return Index includes securities of 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The NASDAQ-100 Price Return Index does not include dividends declared by any of the companies included in this Index, which will reduce Index performance. Additional information about the Index may be found in Appendix: Index Publishers. If you would like to request additional information about the Index, contact the customer service group or your financial professional.

The bar charts shown below provide each Index’s annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index returns after applying a hypothetical 5% Performance Cap Rate and a hypothetical -10% Segment Buffer. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performance below is NOT the performance of any Segment of the SIO. Your performance under the contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on Index gains and losses than the Segments of the SIO, and does not reflect contract fees and charges, including withdrawal charges and negative Segment Interim Value adjustments, which reduce performance.

*

The Index is a “price return” index, not a “total return” index, and therefore the performance of the Index does not reflect dividends declared by any of the companies included in the Index, reducing the Index return. As a result, the Index will underperform a direct investment in the securities composing the Index.

Effect of an emergency close. Segments are scheduled to mature and new Segments start on Segment Transaction Dates. It is possible that an Index could be affected by an emergency close on a Segment Transaction Date, thereby affecting the Index’s ability to publish a price and our ability to mature and start Segments based on the affected Index. Emergency closes can have two consequences.

1.	If the NYSE experiences an emergency close and Indices cannot publish prices, we will delay the maturity and start of all Segments for all Indices.

2.	If any Index not on the NYSE experiences an emergency close and cannot publish a price, we will use the most recent closing price for that Index.

If the conditions that cause an emergency close of the NYSE persist, we will use reasonable efforts to calculate the Segment Maturity Value of any affected Segments. If the affected Index cannot be priced within eight days, we will contact a calculating agency, normally a bank we have a contractual relationship with, which will determine a price to reflect a reasonable estimate of the Index level.

Suspension, Termination and Changes to Segment Types and Indices

We may decide at any time until the close of business on each Segment Start Date whether to offer any or all of the Segment Types described in this Prospectus on a Segment Start Date for a particular Segment. We may suspend a Segment Type for a week, month or a period of several months, or we may terminate a Segment Type entirely.

If a Segment Type is suspended, your account value will remain in the Segment Type Holding Account until a Segment of that Segment Type is offered or you transfer out of the Segment Type Holding Account. We will provide you with written confirmation when money is not transferred from a Segment Type Holding Account into a Segment due to the suspension of a Segment Type.

If a Segment Type is terminated, your account value in the corresponding Segment Type Holding Account will be transferred into the GIO on the day that would have been the Segment Start Date.

We have the right to substitute an alternative index prior to Segment maturity if the publication of one or more Indices is discontinued, or if we no longer have a license agreement with the publishers of the Index, or at our sole discretion we determine that our use of such Indices should be discontinued because hedging instruments become difficult to acquire or the cost of hedging becomes expensive, or if the calculation of one or more of the Indices is substantially changed. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. For example, if the Russell 2000® Index were not available, we might use the NASDAQ Composite Index.

We also have the right to add additional Indices under the contract at any time. We would provide notice about the use of additional or alternative Indices, as soon as practicable, in a supplement to this Prospectus. If an alternative index is used, its performance could impact the Index Performance Rate, Segment Rate of Return, Segment Maturity Value, and Segment Interim Value because it would be used to calculate performance from the Segment Start Date to the Segment Maturity Date. An alternative index would not change the Segment Buffer or Performance Cap Rate for an existing Segment. The alternative index would be used to calculate performance from the Segment Start Date to the Segment Maturity Date.

In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. If a similar index cannot be found, we will end the affected Segments prematurely by applying the Segment Performance Cap Rate and Segment Buffer to the actual gains or losses on the original Index as of the date of termination.

We reserve the right to offer any or all Segment Types more or less frequently than we have been or to stop offering any of them or to suspend offering any or all of them temporarily for some or all contracts. If we stop offering or suspend certain Segment Types, each existing Segment of those Segment Types will remain invested until its respective Segment Maturity Date. In the highly unlikely event we were forced to stop offering new Segments, contract owners would be limited to transferring or contributing to the GIO. Such action would not change or limit any other rights or benefits under the contract. You could also choose to surrender your contract but you could be subject to the Segment Interim Value calculation, withdrawal charges, taxes and tax penalties, and if you purchase another retirement vehicle it may have different features, fees and risks than this contract. If you are buying this contract for the SIO you should speak to your financial advisor as to whether this product is right for you.

Allocating your contributions

Your allocation instructions determine how your contributions are allocated, which may be among one or more of the investment options. The maximum current number of active Segments, funded holding accounts and/or Segment Types with an allocation on file that may be active in your contract at any time is 167. If you have 167 active Segments, funded holding accounts and/or Segment Types with an allocation on file, you will not be able to do certain things until you no longer have that many active Segments:

•	You will not be able to allocate to a new Segment or Segment Type Holding Account.

•	Any account value in a Segment Type Holding Account will be transferred to the GIO on the next Segment Start Date.

•	The Segment Maturity Value from a maturing Segment will not transfer into a new Segment and will instead be transferred to the GIO.

The maximum number of active Segments we allow at any one time may change and, in the future, it may be lower than the current number disclosed herein. If a transfer or contribution into a Segment will cause a contract to exceed that limit, such transfers or contribution will be defaulted to the GIO. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the GIO. We will notify you that your allocation instructions have exceeded the maximum number of Segments and request new instructions when the proceeds are defaulted into the GIO. Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%. Once your contributions are allocated to the investment options they become part of your account value. Subsequent contributions are allocated according to instructions on file unless you provide new instructions. We discuss account value in “Determining your contract’s value” later in this Prospectus.

The contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your Equitable Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this “free look” period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix “State contract availability and/or variations of certain features and benefits” to find out what applies in your state.

Generally, your refund will equal your contributions. Some states, however, require that we refund your account value under the contract on the day we receive written notification of your decision to cancel the contract and will reflect any investment gain or loss in the investment options (less the daily charges we deduct) through the date we receive your contract. This includes the Segment Interim Value for amounts allocated to existing Segments. The Segment Interim Value calculation may reduce the amount of account value paid upon contract cancellation. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus. In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your “free look” period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information,” later in this Prospectus.

2. Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Standard Death Benefit	Guarantees beneficiaries will receive a benefit equal to your account value.	Standard	No Additional Charge

•   Available only at contract purchase

•   Available to contract holder age 76 and older

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Return of Premium Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to the greater of your account value or your contributions less adjusted withdrawals.	Standard	No Additional Charge

•   Available only at contract purchase

•   Available only to contract holder age 75 or younger

•   Withdrawals could significantly reduce or terminate the benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.25%(1)

•   Available only to contract holder age 75 or younger

•   Withdrawal could significantly reduce or terminate benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   If elected, you will not get the Return of Premium Death Benefit

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Greater of Death Benefit	Guarantees the beneficiaries will receive the Greater of benefit base.	Optional	0.75%(1)

•   Available only to contract holder age 75 or younger

•   Withdrawals could significantly reduce or terminate benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   If elected, you will not get the Return of Premium Death Benefit

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

(1)	Expressed as an annual percentage of the applicable benefit base.

Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current

General Dollar Cap Averaging	Transfer account value to selected Segments on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• $25,000 minimum to begin program • Cannot be elected if rate hold is elected

Special Dollar Cap Averaging	Transfer account value to Segments on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge

•   $25,000 minimum to begin program

•   Cannot be elected if rate hold is elected

•   Only available for Series B contracts

•   Must be elected at contract purchase

•   Only contributions received during the first 3 or 6 months, as applicable, are eligible

Death Benefits

The standard death benefit is equal to the account value as of the date we receive satisfactory proof of the owner’s death, any required instructions for the method of payment, and all information and forms necessary to effect payment. You will receive this death benefit if you are 76 or older when you purchase this contract. There is no additional charge for this benefit.

Withdrawals could reduce the standard death benefit and the Guaranteed Minimum Death Benefits by substantially more than the amount of the withdrawal and could significantly reduce the death benefit. Amounts withdrawn from a Segment before the Segment Maturity Date to pay the death benefit will reflect the Segment Interim Value calculation.

Guaranteed Minimum Death Benefits

At issue, you may elect the Highest Anniversary Value Death Benefit for an additional charge (the charge for this benefit is 0.25%) or the Greater of Roll-Up or Highest Anniversary Value Death Benefit for an additional charge (the charge for this benefit is 0.75%) or receive the Return of Premium Death Benefit at no additional charge with your contract if you are 75 or younger (you receive the account value death benefit if you are 76 or older) on the contract issue date. If you elect the Highest Anniversary Value Death Benefit or Greater of Roll-Up or Highest Anniversary Value Death Benefit, the Return of Premium Death Benefit will not be included with your contract.

Return of Premium Death Benefit. At issue, you will receive the Return of Premium Death Benefit if you are 75 or younger for no additional charge. The Return of Premium Death Benefit is equal to the greater of your account value on the date we receive all necessary paperwork to pay the death claim and the Return of Premium benefit base on the date of death of the owner (or surviving joint owner, if applicable) less any subsequent withdrawals. This benefit is not available if the owner (or older joint owner, if applicable) is over 75. The Return of Premium benefit base is not an account value or cash value.

The Return of Premium benefit base is equal to your initial contribution and any subsequent contributions to the contract less a deduction that reflects any withdrawals you make from the contract (including any withdrawal charges) and prior Segment Interim Value adjustments.

If you take a withdrawal, the Return of Premium benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your account value that is being withdrawn and we reduce your Return of Premium benefit base by the same percentage. See “How Withdrawals Affect your Guaranteed Minimum Death Benefits” for an example.

If the Return of Premium Death Benefit is in effect, then subsequent contributions are not permitted once the owner (or older joint owner, if applicable) turns 76 (or the first contract date anniversary if later).

Please note: This benefit terminates upon annuitization.

Highest Anniversary Value Death Benefit. At issue, you can elect the Highest Anniversary Value Death Benefit for an additional charge. The Highest Anniversary Value Death Benefit is equal to the greater of your account value on the date we receive all necessary paperwork to pay the death claim and the Highest Anniversary Value benefit base on the date of death of the owner (or surviving owner, if applicable) less any subsequent withdrawals. This benefit is not available if the owner (or older joint owner, if applicable) is over 75. The Highest Anniversary Value benefit base is not an account value or cash value.

The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal.

If you have not taken a withdrawal, the Highest Anniversary Value benefit base is equal to the greater of (i) your initial contribution plus any subsequent contributions or (ii) the highest account value on any contract date anniversary up to the contract date anniversary on or immediately following the contract maturity date.

If you take a withdrawal, the Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See “How Withdrawals Affect your Guaranteed Benefits” for an example. At any time after a withdrawal, the Highest Anniversary Value benefit base is equal to the greater of (i) the Highest Anniversary Value benefit base immediately following the most recent withdrawal or (ii) the highest account value on any contract date anniversary after the withdrawal up to the contract date anniversary on or immediately following the contract maturity date.

If the Highest Anniversary Value Death Benefit is elected, then subsequent contributions are not permitted once the owner (or older joint owner, if applicable) turns 76 (or the first contract date anniversary if later).

A pro rata portion of the Highest Anniversary Value death benefit charge will be deducted if the death benefit is paid on any date other than a contract date anniversary.

Please note: This benefit terminates upon annuitization.

Greater of Roll-Up or Highest Anniversary Value (“Greater of”) Death Benefit. At issue, you can elect the Greater of Death Benefit for an additional charge. The Greater of Death Benefit is equal to the greater of your account value on the date we receive all necessary paperwork to pay the death claim and the Greater of benefit base on the date of death of the owner (or surviving joint owner, if applicable) less any subsequent withdrawals. This benefit is not available if the owner (or older joint owner, if applicable) is over 75 on the contract issue date. The Greater of benefit base is not an account value or cash value.

The Greater of benefit base is equal to the greater of (1) and (2) where:

1.

Highest Anniversary Value benefit base. The Highest Anniversary Value benefit base for the Greater of Death Benefit is calculated the same as for the Highest Anniversary Value death benefit described above.

2.

Roll-Up benefit base. The Roll-Up Rate used in this benefit is 5% (this is a simple rate, not a compounding rate). The initial Roll-Up benefit base is equal to your initial contribution and thereafter will increase by the dollar amount of any subsequent contributions and by the daily Roll-Up amount (the daily Roll-Up amount is zero beginning on the earlier of the day after the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday or the 30th Contract Date Anniversary. The Roll-Up benefit base will be adjusted for any withdrawals.

The daily Roll-Up amount is equal to your net contributions (the cumulative dollar amount of all contributions received as of the prior business day minus the dollar amount of all withdrawals including any applicable withdrawal charges taken as of the prior business day) multiplied by the Roll-Up Rate divided by 365. The daily Roll-Up amount is added to the Roll-Up benefit base daily starting on the business day after your contract is issued and continues until the earlier of the day after the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday or the 30th Contract Date Anniversary at which time the daily Roll-Up amount is zero and the benefit stops rolling up. If on any day the daily Roll-Up Amount is negative (because you have withdrawn an amount greater than your aggregate contributions) the daily Roll-Up Amount will be deemed to be zero.

If you take a withdrawal (including any applicable withdrawal charges), the Roll-Up benefit base will be reduced on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your account value that is being withdrawn and we reduce your Roll-Up benefit base by the same percentage. See “How Withdrawals Affect your Guaranteed Minimum Death Benefit” for an example.

If the Greater of Death Benefit is elected, then subsequent contributions are not permitted once the owner (or older joint owner, if applicable) turns 76 (or the first contract date anniversary if later).

A pro rata portion of the Greater of Death Benefit charge will be deducted if the death benefit is paid on any date other than a contract date anniversary.

Please note: This benefit terminates upon annuitization.

How withdrawals affect your Guaranteed Minimum Death Benefits

Withdrawals (including systematic withdrawals and required minimum distributions through the date of death of the owner (or surviving owner if there are joint owners) reduce the guaranteed minimum death benefit’s benefit base amount on a pro rata basis by the same proportion that the account value is reduced on the date of the withdrawal. If you take a withdrawal from your contract, you will reduce the guaranteed minimum death benefit’s benefit base amount and the reduction may be greater than the amount withdrawn. For example, if your account value is $30,000 and you withdraw $12,000 (including any withdrawal charge and Highest Anniversary Value Death Benefit charge), you have withdrawn 40% of your account value. If your Highest Anniversary Value benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 * 40%) and your new Highest Anniversary Value benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

Withdrawals after the date of death of the owner (or surviving owner if there are joint owners) reduce the benefit base by the dollar amount your account value is reduced.

How divorce may affect your Guaranteed Minimum Death Benefit

If you and your spouse become divorced after you purchase a contract with a Guaranteed Minimum Death Benefit, we will not divide the Guaranteed Minimum Death Benefit as part of the divorce settlement or judgement. If you and your spouse are joint owners and you subsequently divorce, only upon submission of the necessary documentation to change the ownership of the contract to only one of the ex-spouses will we drop the other ex-spouse as a joint owner. If the ownership is not changed before one of the ex-spouses dies, the Guaranteed Minimum Death Benefit will not be payable. As noted earlier, the charge for the Guaranteed Minimum Death Benefit does not end on the transfer of ownership.

As a result of the divorce, you may be required to withdraw amounts from the contract to be paid to your ex-spouse. Any such withdrawal will reduce the Guaranteed Minimum Death Benefit amount pro rata (and therefore possibly by more than the amount withdrawn), and a withdrawal charge and the death benefit’s charge may also apply.

Payment of Death Benefits

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under joint owner contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

In general, if the annuitant dies, the owner will become the annuitant, and the death benefit is not payable.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. For joint owner contracts, the death benefit is payable upon the death of the surviving owner.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a beneficiary continuation option (“BCO”). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “spousal continuation” feature or under our beneficiary continuation option, as discussed below.

If you are the sole owner, your surviving spouse beneficiary may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “spousal continuation” (if your spouse is the sole primary beneficiary) or under our beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

For NQ contracts, if the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary or non-spousal surviving joint life may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death.

Non-spousal Contract Continuation

Any amount payable under the contract must be fully paid to the surviving joint life within five years, unless one of the exceptions described here applies. The surviving joint owner may instead elect to take an installment payout or an annuity payout option we may offer at the time under the contract, provided payments begin within one year of the deceased joint owner’s death. If an annuity or installment payout is elected, the contract terminates and a supplemental contract is issued.

A surviving non-spousal joint owner can elect to (1) take a lump sum payment; (2) take an installment payout or an annuity payout option we may offer at the time under the contract within one year; (3) continue the contract for up to five years; or (4) continue the contract under the beneficiary continuation option discussed below.

If the contract continues, the guaranteed minimum death benefit and charge will then be discontinued. Withdrawal charges, if applicable under your Series B contract, will no longer apply, and no additional contributions will be permitted.

Spousal Continuation

For joint owner NQ contracts, when the first spouse dies no death benefit is paid, and the contract continues as follows:

•	The guaranteed benefits continue.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	The withdrawal charge schedule, if applicable, remains in effect.

If you are the contract owner and your spouse is the sole primary beneficiary, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not a joint life) must be 98 or younger at the time of continuation in order to continue the contract under spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the spouse beneficiary (under a single owner contract), may also elect to receive the death benefit or continue the contract under our beneficiary continuation option.

In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

Beneficiary Continuation Option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the amount payable under the contract in a single sum. We generally make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available due to the changes made by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) enacted at the end of 2019. Please speak with your financial professional or see Appendix “State contract availability and/or variations of certain features and benefits” for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Depending on the beneficiary, this option may be restricted or may no longer be available due to the changes made by the SECURE Act. Please speak with your financial professional for further information.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” later in this Prospectus under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 presumably no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.
•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen by an EDB.

•	An EDB who chooses to receive annual payments over his life expectancy should consult his tax adviser about selecting Segments that provide sufficient liquidity to satisfy the payout requirements under this option.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•	Any guaranteed minimum death benefit will no longer be in effect.

•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

•	For beneficiaries who are required to take the entire interest within 10 years, we offer our post-death automatic RMD option to help the beneficiary meet the RMD requirements if the deceased owner died on or after the Required Beginning Date. We calculate post-death RMD payments using the beneficiary’s life expectancy determined in accordance with IRS tables. Instead of electing our post-death automatic RMD option, your beneficiary may choose to calculate the required amount themselves and request partial withdrawals. Regardless of whether your beneficiary elects this option, any remaining amounts will be distributed to your beneficiary by the end of the 10th calendar year following the year of your death. It is the beneficiary’s responsibility to ensure compliance with the post-death RMD rules under federal tax law.

Beneficiary continuation option for NQ contracts only. This feature may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner who elects this feature. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the “5-year rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	No additional contributions will be permitted.

•	If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•	Any guaranteed minimum death benefit will no longer be in effect.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the amount payable under the contract is a death benefit:

•	No withdrawal charges will apply to withdrawals of the death benefit by the beneficiary.

If the amount payable under the contract is the cash value:

•	The contract’s withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•	We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges, Expenses, and Adjustments ” earlier in this Prospectus.

A beneficiary should speak to his or her tax professional about which continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the beneficiary’s age, need for immediate income and a desire to continue the contract.

Other Benefits

Dollar Cap Averaging Programs

There are two Dollar Cap Averaging Programs (“DCA Programs”) The General Dollar Cap Averaging Program which uses the general dollar cap averaging account and the Special Dollar Cap Averaging Program which uses the special dollar cap averaging account. Special Dollar Cap Averaging is only available at issue for Series B contracts.

Our DCA Programs are an administrative service designed to systematically invest in any of the available Segments over a period of either three or six months. The DCA Programs allow you to gradually allocate amounts to available Segments by periodically transferring approximately the same dollar amount to your selected Segments. Regular allocations to the Segments will allow you to invest in the Segments at different Performance Cap Rates. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the Segments, limit the number of Segments which you may elect or discontinue offering the DCA Programs.

General Dollar Cap Averaging Program. The General DCA Program invests in the general dollar cap averaging account, which is part of the GIO. The general dollar cap averaging account has the same rate of return as the GIO.

Special Dollar Cap Averaging Program. The Special DCA Program invests in the special dollar cap averaging account, which is part of the GIO. The special dollar cap averaging account has a higher rate of return than the general dollar cap averaging account. The Special DCA Program is only available at issue for Series B contracts using contributions received during the first 3 or 6 months, as applicable.

Under the DCA Programs:

•	The minimum initial contribution required to establish a General DCA Program is $25,000

•	There is no minimum contribution requirement for subsequent contributions to an existing DCA Program. Subsequent contributions do not extend the time period of the DCA Program. Subsequent contributions will increase the amount of each periodic transfer into the designated Segment(s) for the remainder of the DCA Program.

•	The General DCA Program can be funded from both new contributions to your contract and transfers from the investment options. The Special DCA Program can only be funded with new contributions received duing the first 3 or 6 months, as applicable

•	If you elect to invest in a DCA Program at contract issue, 100% of your initial contribution must be allocated to the DCA Program. In other words, your initial contribution cannot be split between your DCA Program and any other investment option available under the contract.

•	If your allocation instructions for the General DCA Program do not match your instructions on file on the day the General DCA Program is established, then your allocation instructions on file will be changed to match the General DCA Program instructions. If you change your allocation instructions on file, the instructions for your General DCA Program will change to match your new allocation instructions.

•	If you change your allocation instructions on file, the instructions for your Special DCA Program will change to match your new allocation instructions.

•	We offer time periods of 3 and 6 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it.

•	Currently, your account value will be transferred from the DCA Program into your designated Segment(s) on a monthly basis (using the first Segment Start Date after establishing your DCA Program as the starting point for the monthly transfers). Each subsequent Dollar Cap Averaging transfer will occur on the Segment Start Date on or immediately following the monthiversary of the initial Dollar Cap Averaging transfer. We may offer the DCA Programs in the future with transfers on a different basis. You can learn more about the DCA Programs by contacting your financial professional or our processing office.

•	If a Segment Type is suspended, any amount in the dollar cap averaging account destined for that Segment will be transferred to the Segment Type Holding Account. It will remain there until the next Segment Start Date on which the Segment is not suspended. If one of the Segment Types is terminated or discontinued, the value allocated to the terminated Segment Type will be moved to the GIO and the DCA Program will continue.

If there are multiple Segments being transferred into as part of the DCA Program and on the first Segment Start Date one of the Segment Types is suspended, the Suspended Segment Type will transfer on the next Segment Start Date and all subsequent transfers will generally occur on the same Thursday of the month established by the non-suspended transfers.

•	You may cancel your participation in the DCA Program at any time by notifying us in writing. If you terminate your DCA Program, we will transfer any amount remaining in the dollar cap averaging account to the investment options according to your allocation instructions.
•	You cannot elect the DCA Program at issue if you also elect a Rate Hold nor can you start a DCA Program while a Rate Hold is in effect.

3. Principal risks of investing in the contract

This section discusses certain risks associated with purchasing a contract. The level of risk you bear and your potential investment performance will differ depending on the investments you choose.

Risks Associated with the Guaranteed Interest Option

An allocation to a GIO has various risks associated with it.

•	Because the GIO rate applicable to your contract is redetermined each year, each subsequent declared rate could be lower than your initial rate and could be equal to the minimum rate for the life of your contract. Moreover, even though rates are redetermined, there is no guarantee that the rates applicable to your contract will increase even if other interest rates are rising.

Risks Associated with the Structured Investment Option

An investor is not invested in the Index or in the securities tracked by the Index.

Limiting Negative Returns (Segment Risk of Loss)

There are certain unique risks associated with the Structured Investment Option.

•	There is a risk of a substantial loss of your principal and previously credited interest despite limits on negative index returns because you agree to absorb all losses from the portion of any negative Index Performance Rate that exceeds the Segment Buffer on the Segment Maturity Date. The highest level of protection provided by a single Segment Investment Option is the -40% Segment Buffer (only available on certain Segments) and the lowest level of protection is the -10% Segment Buffer. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance on the Segment Maturity Date. We may change the Indices and/or Segment Options in the future but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

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For example, the -10% Segment Buffer protects your Segment Investment against the first 10% of loss. If the Index Performance Rate declines by more than the Segment Buffer, you will lose an amount equal to 1% of your Segment Investment for every 1% that the Index Performance Rate declines below the Segment Buffer. This means that you could lose up to 60% of your principal and previously credited interest with a -40% Segment Buffer, up to 80% of your principal and previously credited interest with a -20% Segment Buffer, up to 85% of your principal and previously credited interest with a -15% Segment Buffer and up to 90% of your principal and previously credited interest with a -10% Segment Buffer. Each time you roll over your Segment Maturity Value into a new Segment you are subject to the same risk of loss as described above.

Limiting Positive Returns (Performance Cap Rates)

•	The Performance Cap Rate is a rate of return from the Segment Start Date to the Segment Maturity Date, and not an annual rate of return, even if the Segment Duration is longer than one year.

•	Your Segment Rate of Return for any Segment is limited by its Performance Cap Rate, if applicable, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund designed to track the performance of the applicable Index.

•	The Performance Cap Rate, if applicable, may limit your participation in any increases in the underlying Index associated with a Segment.

•	Each contract series may have different Performance Cap Rates.

•	The Performance Cap Rate for the same Segment may vary between owners but will not be less than the minimum Performance Cap Rate.

•	The Contract Fee is applied cumulatively for 6-year Segments, so the total Contract Fee for a 6-year Segment is 7.5% for Series B contracts and 9% for Select contracts.

•	If you elect a Rate Hold, the rates applicable to your Segments may be worse than the rates otherwise applicable for the same Segments on that Segment Start Date. This means you would, for example, receive lower Performance Cap Rates for your Segments than an owner investing in those same Segments who did not elect a Rate Hold. See “Structured Investment Option — Rate Hold” in “Purchasing the contract” for more information.

•	Other Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer.

•	For Segments with a Participation Rate greater than 100%, the impact from the enhanced Participation Rate on the Segment Rate of Return may be limited by the Performance Cap Rate. This means you will receive the Performance Cap Rate instead of the fully enhanced Index Performance Rate as your Segment Rate of Return if the Index Performance Rate equals or exceeds the Performance Cap Rate.

•	Segment Types with greater protection tend to have lower Performance Cap Rates than other similar Segment Types that use the same Index and duration but provide less protection.

•	Segments with a Participation Rate greater than 100% tend to have lower Performance Cap Rates than Segments without an enhanced Participation Rate.

Risks Related to Withdrawals (Segment Interim Value)

•	There is a risk of loss of principal and previously credited interest in the case of a withdrawal (including a withdrawal or a required minimum distribution), annuitization, death, surrender, a deduction for the optional death benefit fee, contract cancellation, or transfer prior to a Segment Maturity Date due to charges and Segment Interim Value adjustments imposed on those distributions, and this may occur even if index performance has been positive.

•	The method we use in calculating your Segment Interim Value may result in an amount lower than your Segment Investment, even if the corresponding Index has experienced positive investment performance since the Segment Start Date. Also, this amount may be less than the amount you would receive had you held the investment until the Segment Maturity Date. Because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios. This loss will be greater if you also have to pay a withdrawal charge under a Series B contract, or if you have to pay taxes or tax penalties. See “Withdrawals and surrenders” below.

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If you take a withdrawal, including required minimum distributions, and there is insufficient value in the GIO, the Segment Type Holding Accounts and any dollar cap averaging account, we will withdraw amounts from any active Segments in your contract. Amounts withdrawn from active Segments will be valued using the formula for calculating the Segment Interim Value and will reduce your Segment Investment.

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If you die, annuitize, cancel or surrender your contract before the Segment Maturity Date, we will pay the Segment Interim Value less a pro rata portion of the applicable Contract Fee and any death benefit charge.

—	Any calculation of the Segment Interim Value will generally be affected by changes in both the volatility and level of the relevant Index, as well as interest rates. The calculation of the Segment Interim Value is linked to various factors, including the value of hypothetical fixed instruments and derivatives as described in “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this Prospectus. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. Generally, you will not receive the full protection of the Segment Buffer prior to the Segment Maturity Date because the Segment Interim Value only reflects a portion of the downside protection expected to be provided on the Segment Maturity Date. As a Segment moves closer to the Segment Maturity Date, the Segment Interim Value would generally reflect higher realized gains of the Index performance or, in the case of negative performance, increased downside Segment Buffer protection. All other factors being equal, the Segment Interim Value would generally be lower the earlier a withdrawal or surrender is made during a Segment. This means you participate to a lesser extent in upside performance and downside protection the earlier you take a withdrawal.

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The Company’s decision to use investment rates, which are generally higher than swap rates, to calculate the Fair Value of Hypothetical Fixed Instruments component of the Segment Interim Value will result in a lower value for that component relative to using swap rates to calculate that component and, all other things being equal, will result in a lower recalculated Segment Investment if a partial withdrawal is taken from a Segment or a lower withdrawal amount if a full withdrawal is taken from a Segment.

Risks Related to Segments, Segment Returns, and Segment Type Holding Accounts

•	We may, in our sole discretion, not offer certain Segments on one or more Segment Start Dates.

•	We may not offer new Segments of any Segment Type, so certain Segments may not be available for you to transfer your Segment Maturity Value into.

•	On the Segment Maturity Date, the value of your maturing Segments will be reallocated according to your instructions on file, assuming that all participation requirements for those allocations are met. If you have not provided us with maturity instructions for a maturing Segment, then by default the Segment Maturity Value will be transferred to the same Segment Type as the maturing Segment. Our current Performance Cap Rates will apply to the new Segment, which may be lower than the Performance Cap Rate of the maturing Segment. If you decide to remove the amounts that were transferred to the new Segment before the new Segment’s Segment Maturity Date (which may be 1 or 6 years later), the transaction will trigger the Segment Interim Value and may be subject to withdrawal charges, taxes and tax penalties.

•	If the next Segment to be created in the Segment Type would have a Segment Maturity Date that is later than your contract maturity date or if that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the GIO. The amounts transferred to the GIO may earn a return that is less than the return that could be earned in a different investment option.

•	The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another investment option.

•	The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, and Segment Buffer.

•	Because of the way Segment Rate of Return is calculated for Step Up Segments, when the Index Performance Rate is near zero, a very small difference in the Index of Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Performance Cap Rate is 8.00% and the Index Performance Rate is 0.00% on the Segment Maturity Date, the Segment Rate of Return would be 8.00%. However, if the Index Performance Rate had instead been -0.01% on the Segment Maturity Date the Segment Rate of Return would be 0.00%.

•	Because of the way the Segment Rate of Return is calculated for Dual Direction Segments:

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When the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, for a Dual Direction Segment with a -20% Segment Buffer, if the Index Performance Rate is -20.00% on the Segment Maturity Date the Segment Rate of Return is 20.00% (less the Contract Fee), the absolute value of the negative performance, whereas, if the Index Performance Rate is -20.01% on the Segment Maturity Date the Segment Rate of Return is -0.01% (less the Contract Fee).

—

The Segment Rate of Return may be greater for negative Index Performance Rates than for the corresponding positive Index Performance Rates. For example, for a Dual Direction Segment with a Performance Cap Rate of 10% and a -15% Segment Buffer, which credits the absolute value to the Segment Buffer, if the Index Performance Rate is -14% on the Segment Maturity Date the Segment Rate of Return is 14% (less the Contract Fee) whereas, if the Index Performance Rate is 14% on the Segment Maturity Date the Segment Rate of Return is 10% (less the Contract Fee).

•	Because of the way Segment Rate of Return is calculated for Dual Step Tier Segments, when the Index Performance

Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Step Rate is 9%, the Segment Buffer is -10% and the Index Performance Rate is -10.00% on the Segment Maturity Date, the Segment Rate of Return would be 9% (less the Contract Fee) whereas, if the Index Performance Rate is -10.01% on the Segment Maturity Date the Segment Rate of Return is -0.01% (less the Contract Fee).

•	Your Segment Maturity Value is subject to application of the Performance Cap Rate for positive and flat Index Performance Rates and the Segment Buffer for negative Index Performance Rates. For all Segments your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.

•	In the highly unlikely event we were forced to stop offering new Segments, contract owners would be limited to transferring or contributing to the other investment options. You could choose to surrender your contract, but you may be subject to withdrawal charges, taxes, and tax penalties, and if you purchase another retirement vehicle, it may have different features, fees, and risks than your annuity contract. If you are buying the annuity contract for the Structured Investment Option, you should speak to your financial adviser as to whether this product is suitable for you.

Risks Related to Indices

•	The Segments track the performance of an Index. By investing in the Structured Investment Option, you are not actually invested in an Index or any underlying securities tracked by the Index. However, the Segments are indirectly exposed to the investment risks associated with the Indices they track. Because the Indices are composed of other securities, they are subject to market risk and issuer risk.

•	As an investor in the Segment, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the funds or holders of securities comprising the indices would have.

•	Price return indices only consider price changes and do not account for dividends or other distributions paid out by the underlying securities, which can significantly contribute to long-term returns.

•	Market Risk. Values of securities composing an Index can fluctuate, and sometimes wildly fluctuate, in response to changes in the financial condition of a company as well as general market, economic or political conditions. All of the Indices are exposed to market risk.

•	Large Cap Risk. In general, it is more difficult for large-capitalization companies to change their strategies quickly in response to changes in their industries.

Large-capitalization companies are typically more well-established and have lower growth rates than small-capitalization companies. The S&P 500 Price Return Index and the NASDAQ-100 Price Return Index are comprised of large-cap companies.

•	Small Cap Risk. Compared to large-capitalization companies, small-capitalization companies may be less stable and more susceptible to adverse developments. They may also be more volatile and less liquid than more established large-capitalization companies. The Russell 2000® Price Return Index is comprised of small-cap companies.

•	Foreign Securities Risk. Foreign securities and Indices with exposure to non-U.S. companies and securities, especially in emerging and frontier markets, involve risks not associated with U.S. securities and U.S. companies. The MSCI EAFE Price Return Index, the MSCI Emerging Markets Price Return Index, and the NASDAQ-100 Price Return Index have exposure to foreign securities.

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Foreign markets may be less liquid, more volatile and subject to less government supervision than domestic markets. Differences between U.S. and foreign legal, political and economic systems, regulatory regimes and market practices also may impact security values. There are greater risks involved with investments linked to emerging market countries and/or their securities markets. Investments in these countries and/or markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries. For this purpose, China may be viewed as an emerging market and there may also be significant risks related to investments in China.

—

Indices with exposure to non-U.S. companies and securities, especially in emerging and frontier markets, also include the following risks: the potential for errors in Index data, Index computation, and/or Index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards; the potential significance of such errors on the Index’s performance; limitations on the Company’s ability to oversee the Index provider’s due diligence process over Index data prior to its use in Index computation, construction, and/or rebalancing; and the rights and remedies associated with investments that track an Index comprised of foreign securities may be different from investments that track an Index of domestic securities.

•	Past performance of an Index is not an indication of its future performance.

•	We have the right to substitute an alternative index prior to Segment Maturity if the publication of one or more

Indices is discontinued, or if we no longer have a license agreement with the publishers of the Index, or at our sole discretion we determine that our use of such Indices should be discontinued because hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if the calculation of one or more of the Indices is substantially changed. The alternative index may not be desirable to you. If we substitute an index for an existing Segment, we would not change the Segment Buffer or Performance Cap Rate. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced Index. The alternative index would be used to calculate performance from the Segment Start Date to the Segment Maturity Date. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. If a similar index cannot be found, we will end the affected Segments prematurely by applying the Segment Performance Cap Rate and Segment Buffer to the actual gains or losses on the original Index as of the date of termination which could result in a loss or less gain than if the Segment had continued to the Segment Maturity Date.

•	If the value for the underlying Index of a Segment is not published by the Index on the Segment Maturity Date, we will not be able to calculate the Segment Maturity Value, and we will keep your account value in the Segment. Once the underlying Index publishes this value and we have calculated the Segment Maturity Value, we will allocate your Segment Maturity Value in accordance with your instructions. There is no way for us to predict how long it may take the underlying Index to publish the value. There is a risk that waiting for the value could result in a loss or less gain than if the Segment had ended on the original Segment Maturity Date.

Risks Associated with Withdrawals and Surrenders

•	Withdrawals and surrenders may be subject to withdrawal charges, income taxes, and tax penalties.

•	Withdrawals will reduce your account value and death benefit and the amount of the reduction in the guaranteed minimum death benefit may be greater than the dollar amount of the withdrawal.

•	If you take a withdrawal or surrender from a Segment prior to Segment maturity you may receive less than the amount invested and less than the amount you would receive had you held the investment until Segment maturity. See “Segment Interim Value” above.

•	If your account value falls below the applicable minimum account size as a result of a withdrawal, the contract will terminate.

•

If you take a withdrawal or surrender your Series B contract, any applicable withdrawal charge is calculated as a percentage of contributions, not account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a onetime contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a 6.25% reduction of your account value, which results in a cash value of $750 paid to you.

•	We may apply fees if you access your account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee and/or a charge for any optional benefits.

•	Withdrawals may be subject to income taxes and tax penalties. The minimum partial withdrawal amount is $300. Withdrawals will reduce your account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess Withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract. Once you take a withdrawal, you cannot make additional contributions to the contract.

Risks Associated with the Guaranteed Minimum Death Benefits

•	If you elect the Highest Anniversary Value Death Benefit OR Greater of Death Benefit, then the Return of Premium Death Benefit will not be included in your contract.

•	Please note that withdrawals under the contract, including a systematic withdrawal, a required minimum distribution, and a free withdrawal under a Series B contract, could reduce the death benefits by substantially more than the amount of the withdrawal.

•	You cannot terminate a Guaranteed Minimum Death Benefit once you elect it. This means that you cannot avoid paying the charge for the Guaranteed Minimum Death Benefit even if you no longer want or need the protection offered by the Guaranteed Minimum Death Benefit. This also means you cannot avoid paying the charge when the account value is higher than your benefit base.

•	You cannot make contributions to the contract once the oldest living owner reaches age 76 (or the first contract date anniversary if later). This means that you will not be able to increase the benefit base through contributions after this date.

Change of Owner/Divorce

•	If the owner of the contract is changed, generally all guaranteed benefits terminate.

•	If you purchase the contract and subsequently divorce:

—	If a portion of the account value is withdrawn due to divorce, the withdrawal will be treated like any other withdrawal and, accordingly, the value of the guaranteed minimum death benefits will be reduced and the reduction may be more than the amount withdrawn.

—	If the owner is changed on a single life contract all guaranteed benefits will terminate.

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Joint ownership will not change unless one ex-spouse is awarded sole ownership of the contract and all necessary documentation is provided to change the ownership of the contract to that ex-spouse before either one of the original measuring lives dies which may result in the beneficiary (or beneficiaries) not receiving the death benefit.

Contract Changes Risk

•	We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any or all of the Segments of the SIO. If you can no longer make contributions, your ability to invest in your contract, increase your account value and, consequently, increase your death benefit, will be limited. You are currently not permitted to make contributions after age 75 if you have a Guaranteed Minimum Death Benefit.

•	We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the investment options and to limit the number of investment options which you may select. Such rights include, among others, removing or substituting investment options, and transferring account value from any investment option to another investment option.

•	We reserve the right to offer any or all Segments more or less frequently or to stop offering any of them (except we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss) or to suspend offering any or all of them temporarily for some or all contracts. If we stop offering these options, you will be limited to investing in only one Segment Option and the GIO, which is not tied to the performance of an index.

•	We may offer new Segment Types in the future, and we may change the features of a Segment Type between Segments, including the Index, the Segment Buffer, and the Performance Cap Rate (subject to the minimum rates disclosed herein).

Insurance Company Risk

•	No company other than us has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the structured investment option. The general obligations and any guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible Adverse Tax Consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax considerations discussed in this prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Withdrawals are generally subject to income tax and may be subject to tax penalties if taken before age 59 1⁄2.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of Loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Business disruption and cybersecurity risks

We rely heavily on technology, including interconnected computer systems and data storage networks and digital communications, to conduct our business. Because our business is highly dependent upon the effective operation of our computer systems and those of our service providers and other business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. Cyberattacks may be systemic (e.g., affecting the internet, cloud services, or other infrastructure) or targeted (e.g., failures in or breach of our systems or those of third parties on whom we rely, including ransomware and malware attacks). Cybersecurity risks include, among other things, the loss, theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on our websites (or the websites of third parties on whom we rely), other operational disruption and unauthorized release, use or abuse of confidential customer information. The risk of cyberattacks may be higher during periods of geopolitical turmoil. Due to the increasing sophistication of cyberattacks, a cybersecurity breach could occur and persist for an extended period of time without detection. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value and interfere with our ability to process contract transactions and calculate account values. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values and unit values and/or the underlying funds to be unable to calculate share values, cause the release or possible destruction of confidential customer and/or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the underlying funds to lose value. The preventative actions we take to reduce the frequency and severity of cybersecurity incidents and protect our computer systems may be insufficient to prevent a cybersecurity breach from impacting our operations or your contract value. There can be no assurance that we or the underlying funds or our service providers and intermediaries will be able to avoid cybersecurity breaches affecting your contract.

In addition, we are also exposed to risks related to natural and man-made disasters, including, but not limited to, the occurrence of any storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts or any other event, which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic such as COVID-19, could result in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, which could likewise result in interruptions in our service. This could interfere with our processing of contract transactions, including processing orders from owners and orders with the underlying funds, impact our ability to calculate contract value, or have other adverse impacts on our operations. These events may also negatively affect our service providers and intermediaries, the underlying funds and issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers and intermediaries will be able to avoid negative impacts associated with natural and man-made disasters.

4. Determining your contract’s value

Your account value and cash value

Your “account value” is the total of: (i) the value you have in the GIO, (ii) the values you have in the Segment Type Holding Accounts, (iii) the values you have in a DCA Program, and (iv) your Segment Interim Values. Your contract also has a “cash value.” If you have a Series B contract, at any time before annuity payments begin, your contract’s cash value is equal to the account value less any applicable withdrawal charges, a pro rata portion of the Contract Fee, and a pro rata portion of the optional death benefit fee, if applicable.

For Select contracts, at any time before annuity payments begin, your contract’s cash value is equal to its account value, less a pro rata portion of the Contract Fee, and less a pro rata portion of the optional death benefit fee, if applicable.

If you have a Select contract, disregard any references to “withdrawal charges” or “free withdrawal amount” in this section; these terms only apply to Series B contracts, not Select contracts.

Your contract’s value in the Structured Investment Option

Your value in each Segment on the Segment Maturity Date is calculated as described under “Segment Rate of Return” earlier in this Prospectus.

In setting the Performance Cap Rate that we use in calculating the Segment Maturity Value, we assume that you are going to hold a Segment until the Segment Maturity Date. However, you have the right under the contract to withdraw or transfer amounts in the Segments before the Segment Maturity Date. Therefore, we calculate a Segment Interim Value on each business day between the Segment Start Date and the Segment Maturity Date. The method we use to calculate the Segment Interim Value is different than the method we use to calculate the value of the Segment on the Segment Maturity Date. Prior to the Segment Maturity Date, we use the Segment Interim Value to calculate (1) your account value; (2) the amount your beneficiary would receive as a death benefit; (3) the amount available to withdraw or transfer from a Segment; (4) the amount you would receive if you surrender or annuitize your contract; or (5) the amount you would receive if you cancel your contract and return it to us for a refund within your state’s “free look” period (unless your state requires that we refund the full amount of your contribution upon cancellation).

Please note:

•	The amount paid upon death, annuitization, surrender or contract cancellation from a Segment prior to the Segment Maturity Date will be equal to the Segment Interim Value less a pro rata portion of the applicable Contract
Fee and a pro rata portion of the optional death benefit fee, if applicable which may be less than the Segment Investment in that Segment.

•	The Segment Interim Value remaining in a Segment following a transfer withdrawal (including a systematic withdrawal, a required minimum distribution, and optional death benefit fee deduction) will be reduced by the amount removed from the Segment and the Segment Investment may be reduced by more than the amount of the transfer or withdrawal.

The Segment Interim Value is calculated based on a formula that provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. The Statement of Additional Information (SAI) sets forth the calculation formula as well as numerous hypothetical examples. The formula is calculated by adding the fair value of three components. These components provide us with a market value estimate of the risk of loss and the possibility of gain at the end of a Segment. These components are used to calculate the Segment Interim Value. The three components are:

(1)	Fair value of hypothetical fixed instruments; plus

(2)	Fair value of hypothetical derivatives; plus

(3)	Cap calculation factor.

A pro rata portion of the applicable Contract Fee is deducted from the Segment Interim Value after it is calculated. For more information, please see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus.

Even if the corresponding Index has experienced positive investment performance since the Segment Start Date, because of the factors we take into account in the calculation above, your Segment Interim Value may be lower than your Segment Investment.

5. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following current limitations:

•	You may not transfer money into a Segment Type Holding Account and designate a Segment Start Date. The account value in the Segment Type Holding Account will be transferred on the first Segment Start Date on which you meet the participation requirements.

•	You may not contribute or transfer into a Segment Type Holding Account if the Segment Maturity Date of the Segment that will be created on the Segment Start Date would be after the maturity date of your contract.

•	You may not transfer to a Segment if the total number of Segments that would be active in your contract after such transfer would be greater than the current maximum number of active Segments allowed. See “Allocating your contributions” in “Purchasing the contract” for more information. If a transfer from a Segment Type Holding Account into a Segment will cause a contract to exceed this limit, such transfers will be defaulted to the GIO. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the GIO.

•	Transfers from a Segment Type Holding Account to a Segment will not occur if you do not meet the participation requirements. See “Segment Participation Requirements” in “Purchasing the contract” earlier in this Prospectus.

Upon advance notice to you, via a client communication mailing, we may change or establish additional restrictions on transfers among the investment options, including limitations on the number, frequency, or dollar amount of transfers. In addition, we may, at any time, exercise our right to limit or terminate transfers into the GIO. A transfer request does not change your allocation instructions on file.

You may request a transfer in writing using the specified form or on line using the Equitable Client Portal. You must send in all signed written requests directly to our processing office. Transfer requests should specify:

(1)	the contract number,

(2)	the dollar amounts or percentage to be transferred, and

(3)	the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Transfer requests and withdrawal requests received on a Segment Maturity Date will be processed before any maturity instructions on file in that order.

Please see “Allocating your contributions” in “Purchasing the contract” for more information about your role in managing your allocations.

We may charge a transfer charge for any transfers among the investment options in excess of 12 transfers in a contract year. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge. We do not deduct a transfer charge for transfers to or from a Segment or any transfer made in connection with our DCA Programs. For more information, see “Transfer charge” in “Charges, Expenses, and Adjustments” later in this Prospectus.

Transfers out of a Segment before the Segment Maturity Date will reduce your Segment Investment in that Segment and, therefore, your Segment Maturity Value for that Segment. The reduction in the Segment Investment may be greater than the dollar amount of your transfer. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus.

Disruptive transfer activity

You should note that the contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the GIO or Segment.

Frequent and large transfers between the GIO and Segments or between Segments are disruptive and subject to the elimination of certain transfer privileges.

When a contract owner is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

6. Accessing your money

Withdrawing your account value

You have different ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of taking withdrawals, see “Tax information” later in this Prospectus.

If you have a Select contract, disregard any references to “withdrawal charges” or “free withdrawal amount” in this section; these terms only apply to Series B contracts, not Select contracts. All withdrawals under the contract will reduce the account value and death benefit, could be subject to federal and state income taxes and a possible 10% federal penalty tax, will count toward the free withdrawal amount for Series B contracts, will not be credited with any index interest at Segment maturity, could reduce your death benefit by more than the amount of the withdrawal, and because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios. Please see “Risk Factors” for more information.

Method of Withdrawal

Contract	Partial Withdrawal	Systematic Withdrawal	Lifetime required minimum distribution
NQ	Yes	Yes	No
Traditional IRA	Yes	Yes	Yes
Roth IRA	Yes	Yes	No
Inherited IRA	Yes	No	No
QP(1)	Yes	Yes	No
(1)	All payments are made to the plan trust, as the owner of the contract. See Appendix “Purchase considerations for defined benefit and defined contribution plans” later in this Prospectus.

We impose no withdrawal charge for withdrawals from Select contracts. Withdrawals may be subject to income tax and, unless the taxpayer is over age 59 1⁄2 or another exception applies, an additional 10% federal income tax penalty, as described in “Tax information” later in this Prospectus.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” earlier in this Prospectus for more information.

You can withdraw from Segments on the Segment Maturity Date and avoid the Segment Interim Value calculation and losing any interest credited at Segment maturity on amounts withdrawn. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this Prospectus. A withdrawal (including a systematic withdrawal, a required minimum distribution, or a deduction to pay optional death benefit fees) from a Segment prior to the Segment Maturity Date could reduce your Segment Investment by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest. The decrease in the remaining Segment Investment following the withdrawal will likely be greater the earlier the withdrawal is taken during the Segment Duration.

Withdrawals may reduce your death benefit, perhaps significantly. See “How Withdrawals Affect your Guaranteed Minimum Death Benefits” for more information.

This contract permits ongoing withdrawals from the Segments prior to the end of the term. These ongoing deductions could have adverse effects of values under the contract and if an investor intends to elect such ongoing withdrawals, they should consult with their financial professional about the appropriateness of the contract for them.

Partial withdrawals

You may take partial withdrawals from your account value at any time before annuity payments begin. The minimum amount you may withdraw at any time is $300. If you request a withdrawal that leaves you with an account value of less than $500, we reserve the right to terminate the contract and pay you the cash value. See “Surrender of your contract to receive its cash value” below.

Partial withdrawals in excess of the 10% free withdrawal amount may be subject to a withdrawal charge (see “10% free withdrawal amount” in “Charges, Expenses, and Adjustments” later in this Prospectus).

Partial withdrawals out of Segments are permitted, subject to certain restrictions. See “How withdrawals are taken from your account value” later in this section. A partial withdrawal from a Segment will reduce your Segment Investment in that Segment and, therefore, your Segment Maturity Value for that Segment. The reduction in the Segment Investment may be greater than the dollar amount of your withdrawal. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus. Withdrawals reduce the death benefit benefit bases on a pro rata basis by the same proportion that the account value is reduced on the date of the withdrawal. The Segment Investment is also adjusted on a pro rata basis for withdrawals, withdrawal charges and the portion of the death benefit charge, if applicable, that is attributable to the amount withdrawn.

Withdrawal requests and transfer requests received on a Segment Maturity Date will be processed before any maturity instructions on file in that order.

For the tax consequences of withdrawals, see “Tax information” later in this Prospectus.

Systematic withdrawals

(All contracts except Inherited IRA)

You may take systematic withdrawals of a fixed dollar amount or percentage of account value on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

Systematic withdrawals, like all withdrawals, will reduce the account value, Segment Investment, standard death benefit, and Guaranteed Minimum Death Benefits, perhaps by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest. You should speak to your financial professional before taking systematic withdrawals under this contract.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract date anniversary; and

•	you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

Any systematic withdrawal or portion thereof that exceeds the remaining 10% free withdrawal amount may, like other partial withdrawals, incur a withdrawal charge.

Lifetime required minimum distribution withdrawals

(Traditional IRA contracts only — See “Tax information” later in this Prospectus.)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions (we refer to them as “RMDs”) yourself and request partial withdrawals. In such a case, a withdrawal charge could apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. Please refer to

“Required minimum distributions” under “Individual Retirement Arrangements (“IRAs”)” in “Tax information” later in this Prospectus.

Required minimum distributions, like all withdrawals, will reduce the account value, Segment Investment, standard death benefit, and Guaranteed Minimum Death Benefits, perhaps by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest. You should speak to your financial professional before taking required minimum distributions under this contract.

This service is not available to qualified plan trust owned contracts.

You may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach the applicable RMD age under federal tax law (as described under “Tax Information” later in this prospectus).

See the discussion of lifetime required minimum distributions under “Tax Information” later in this prospectus. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually each December.

We do not impose a withdrawal charge on the RMD payment taken through our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

This service does not generate an automatic RMD payment during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after the applicable RMD age, you must take an RMD before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMD amount may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

The RMD amount is based on your entire interest in your traditional IRA contract whether your investments are allocated to the GIO and/or one or more Segments. We will withdraw your RMD amount from the GIO first. If there is insufficient account value in the GIO, then we will withdraw the balance of the RMD amount from the Segment Type Holding Accounts on a pro rata basis. If there is insufficient value in the GIO and the Segment Type Holding Accounts, we will withdraw the balance from the the dollar cap averaging account. If there is insufficient value in the GIO, the Segment Type Holding Accounts and the dollar cap averaging account, we will withdraw the balance from the Segments on a pro rata basis.

As you approach the applicable RMD age you should consider the effect of allocations to any Segment. You should consider whether you have a sufficient amount allocated to the GIO under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to a Segment under this contract.

We will send to traditional IRA owners a form outlining the minimum distribution options available in the year you reach the applicable RMD age (if you have not begun your annuity payments before that time).

How withdrawals are taken from your account value

Withdrawals

Unless you specify otherwise, we will subtract your withdrawals from your value in the GIO (excluding the Segment Type Holding Accounts and dollar cap averaging account). If there is insufficient value or no value in the GIO (excluding the Segment Type Holding Accounts and dollar cap averaging account), any additional amount of the withdrawal required or the total amount of the withdrawal will be taken on a pro rata basis from the Segment Type Holding Accounts. If there are insufficient funds in the Segment Type Holding Accounts, any additional amount of the withdrawal required will be taken from the dollar cap averaging account. If there is insufficient value in the dollar cap averaging account, we will deduct all or a portion of the withdrawal from the Segments on a pro rata basis.

If you specify the investment options from which you want us to deduct your withdrawal, you must also specify the dollar amount or percentage of the withdrawal to be taken from each specified Segment and/or GIO.

If you have amounts in a Segment Type Holding Account and you make a withdrawal on a Segment Start Date, that amount will not be transferred into the Segment created on that date.

Withdrawals prior to your Segment Maturity Date reduce the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the withdrawal.

You can request, in advance of your Segment Maturity Date, a withdrawal of your Segment Maturity Value on the Segment Maturity Date, which is not subject to the restrictions described above regarding the need to withdraw amounts in the GIO and Segment Type Holding Accounts before withdrawing amounts from Segments. We will only accept a request to withdraw your Segment Maturity Value on the Segment Maturity Date if you submit the request no more than 12 months before the Segment Maturity Date.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Amounts surrendered from any Segment before the Segment Maturity Date will reflect the Segment Interim Value calculation. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options” below. For the tax consequences of surrenders, see “Tax information” later in this Prospectus.

When a contract is surrendered in certain states, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal. See “10% free withdrawal amount” under “Charges under the contract” in “Charges, Expenses, and Adjustments” later in this Prospectus.

A pro rata portion of the optional death benefit fee will also be charged if you surrender on any day other than the contract date anniversary.

Withdrawals treated as surrenders

If you withdraw more than 90% of a contract’s current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. For the tax consequences of withdrawals, see “Tax information” later in this Prospectus.

When to expect payments

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of receipt of the transaction request in good order. These transactions may include payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the NYSE is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of an investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the investment option.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•	any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization” below.

Deferred annuity contracts provide for conversion to payout status at or before the contract’s “maturity date.” This is called annuitization. When your contract is annuitized, your contract and all its benefits will terminate and will be converted to a supplemental payout annuity contract (“payout option”) that provides for periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your contract at the time of annuitization, the annuity payout option that you select, and the annuity purchase factor to which that value is applied, as described below. Amounts withdrawn from any Segment before the Segment Maturity Date to be applied to annuitization will reflect the Segment Interim Value calculation. For more information, see “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in this prospectus. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth contract date anniversary and at not less than five year intervals after the first change. Any change to the annuity purchase factor will only apply to contributions made after the date of the change. (Please see your contract and SAI for more information). In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We may offer other payout options not outlined here. Your financial professional can provide details.

Annuitization, including if your contract reaches the maturity date, terminates your death benefit. See “Annuity maturity date” later in this section.

You can annuitize your contract. The current available annuity payout options are listed below. Restrictions may apply, depending on the type of contract you own and the annuitant’s age at contract issue. We reserve the right to add, remove or change these annuity payout options at any time. Please contact our customer service representatives or speak with your financial professional to confirm which annuity payout option(s) are available to you.

Annuity payout options

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•	Life annuity: An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•	Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy or the joint life expectancy of the annuitant and the joint annuitant. A life annuity with period certain is the form of annuity under the contracts that you will receive if you do not elect a different payout option. In this case the period certain will be based on the annuitant’s age and will not exceed 10 years or the annuitant’s life expectancy.

•	Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered subject to the required minimum distribution rules if applicable.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life and, after the annuitant’s death, payments continue to the survivor.

With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed for Series B contracts and we apply the cash value to purchase the annuity payout option (except that if the period certain is more than five years, the amount applied will be no less than 95% of the account value). If you have amounts invested in a Segment and you annuitize before the Segment Maturity Date, we will apply the Segment Interim Value to purchase an annuity payout option. A pro rata portion of the optional death benefit fee will also be charged if you annuitize on any day other than the contract date anniversary.

Partial annuitization. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. See “How withdrawals are taken from your account value” earlier in this section and also the discussion of “Partial annuitization” in “Tax information” for more information.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a maximum period certain of 10 years. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments are to begin, but generally it may not be earlier than thirteen months from the contract date or later than your contract’s maturity date. You can change the date your annuity payments are to begin any time. Your contract’s maturity date is the date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is generally the contract date anniversary that follows the annuitant’s 98th birthday.

We will send you a notice with your contract statement one year prior to your maturity date. Once you have selected an annuity payout option and payments have begun, no change can be made. If you do not respond to the notice within 30 days following your maturity date, your contract will be annuitized automatically.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts (such as monthly) because of the increased administrative expenses associated with more frequent payouts. Also, in general, the longer the period over which we expect to make payments, the lower will be your payment each year.

The amount of the annuity payments will depend on:

(1)	the amount applied to purchase the annuity;

(2)	the type of annuity chosen;

(3)	in the case of a life annuity, the annuitant’s age (or the annuitant’s and joint annuitant’s ages); and

(4)	in certain instances, the sex of the annuitant(s).

You will not be able to make withdrawals, transfers or change annuity payout options once your contract is annuitized. However, depending on your beneficiary/joint annuitant designations and annuity payout option, the annuity amounts and payment term remaining after your death may be modified if necessary to comply with the minimum distribution requirements of federal income tax law.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

Please see Appendix “State contract availability and/or variations of certain features and benefits” in this Prospectus for state variations.

Annuity maturity date

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue if your contract has the account value death benefit and the age of the original owner if your contract has any other death benefit. The maturity date is generally the contract date anniversary that follows the annuitant’s or owner’s, as applicable, 98th birthday (or older joint annuitant’s or older joint owner’s, as applicable, if your contract has joint annuitants or owners). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is a life annuity with a maximum period certain of 10 years.

7. Charges, Expenses, and Adjustments

Charges that the Company deducts

There is a Contract Fee to cover operations, administrative and distribution expenses.

We may also deduct the following charges from your account value:

•	For Series B contracts, at the time you make certain withdrawals or surrender your contract, or your contract is terminated — a withdrawal charge.

•	For contracts with an optional death benefit, each contract date anniversary — the death benefit charge. We will deduct a pro rata portion of the charge if the contract is annuitized, canceled, surrendered, or a death claim paid on any day other than the contract date anniversary.

•	At the time you elect a special service — the applicable special services charge.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers among the investment options in a contract year — a transfer charge (currently, there is no transfer charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements” below.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Charges under the contracts

Contract Fee

We deduct a Contract Fee from each Segment of the SIO. The charge is equal to an annual rate of 1.25% (Series B) or 1.50% (Select) for each Segment for the Segment Duration and is deducted when calculating the Segment Rate of Return on the Segment Maturity Date. A pro rata portion of the Contract Fee is deducted from the Segment Interim Value if a partial withdrawal (including a systematic withdrawal, required minimum distribution, and deduction to pay the optional death benefit charge) or transfer is taken from a Segment on a date other than the Segment Maturity Date or if the contract is surrendered, annuitized or a death benefit paid on a date other than the Segment Maturity Date. The Segment Investment is also reduced. We apply the Segment Interim Value adjustment if you surrender or cancel your contract, die or make a transfer or withdrawal, or there is a deduction to pay the optional death benefit charge, from a Segment before the Segment Maturity Date which could theoretically result in a loss of up to 100% of the Segment Investment in certain extreme scenarios.

Transfer charge

We reserve the right to charge for any transfers among investment options in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge is designed to compensate the company with respect to administering the transaction. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as a separate transfer. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge. We will also not charge for transfers to a Segment made in connection with our DCA Programs.

Any such transfer charge will be deducted from Segment Interim Value of the Segment from which the transfer is made and the Segment Investment will be reduced on a pro rata basis by the same proportion that the Segment Interim Value was reduced on the date of the deduction by the amount of the charge.

Guaranteed Benefit Charges

Amounts deducted to pay a guaranteed benefit charge are deducted from the account value. We deduct the charge from the GIO (excluding the Segment Type Holding Accounts and dollar cap averaging account). If those amounts are insufficient, we will deduct all or a portion of the charge pro rata from the Segment Type Holding Accounts. If the amounts in the Segment Type Holding Accounts are still insufficient, we will deduct all or a portion of the charge from the dollar cap averaging account. If the amount in the dollar cap averaging account is still insufficient, we deduct all or a portion of the charge from the Segments on a pro rata basis. If such a charge is deducted from a Segment on a date other than the Segment Maturity Date, the Segment Investment will be reduced on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction by the amount of the charge deducted. If such a charge is to be deducted from a Segment on its Segment Maturity Date, the

Segment Return Amount will be applied to the Segment and then the charge will be deducted from the resulting Segment Maturity Value. No guaranteed benefit charge percentage will change during the life of your contract. If deducted from one or more Segments, such ongoing deductions and Segment Interim Value adjustments may reduce the guaranteed benefit by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest.

A pro rata portion of each applicable guaranteed benefit charge will be deducted from the GIO, Segment Type Holding Accounts, dollar cap averaging account, or Segments, as applicable, if the contract is surrendered, annuitized, or a death benefit is paid. The Company does not deduct a pro rata portion of a guaranteed benefit charge upon partial withdrawal or transfer. Once a contract is issued, the guaranteed benefit charge percentage will not change.

Death Benefit charge

Account Value Death Benefit. There is no additional charge for this death benefit.

Return of Premium Death Benefit. There is no additional charge for this death benefit.

Highest Anniversary Value Death Benefit. If you elect the Highest Anniversary Value Death Benefit, we deduct a charge annually from your account value on each contract date anniversary for providing the death benefit guarantee. The charge is equal to 0.25% of the Highest Anniversary Value benefit base. This charge percentage will not change during the life of your contract. If any portion of this charge is deducted from one or more Segments the Segment Interim Value adjustment will apply and, over time, could result in a significant loss of principal and previously credited interest.

Greater of Death Benefit. If you elect the Greater of Value Death Benefit, we deduct a charge annually from your account value on each contract date anniversary for providing the death benefit guarantee. The charge is equal to 0.75% of the Greater of benefit base. This charge percentage will not change during the life of your contract. If any portion of this charge is deducted from one or more Segments the Segment Interim Value adjustment will apply and, over time, could result in a significant loss of principal and previously credited interest.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge, which would be deducted from the amount you request following imposition of such a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange.

Currently, we are waiving the $55 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge from the amount you request for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company.

Withdrawal charge (Series B contracts only)

A withdrawal charge may apply in four circumstances: (1) you make one or more withdrawals during a contract year; (2) you surrender your contract to receive its cash value; (3) you annuitize under a non-life contingent annuity payout option; or (4) we terminate your contract. The amount of the charge will depend on whether the 10% free withdrawal amount applies, and the availability of one or more exceptions.

The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Charge as a % of contribution for each year following contribution
1	2	3	4	5	6	7+

8%	8%	7%	6%	5%	4%	0%

For purposes of calculating the withdrawal charge, we treat the year in which we receive a contribution as “year 1.” For withdrawal charge purposes, withdrawals of the free withdrawal amount and earnings are not considered withdrawals of contributions. We also treat contributions that have been invested the longest as being withdrawn first (FIFO basis). However, federal income tax rules treat earnings under most NQ contracts as withdrawn first. See “Tax information” later in this Prospectus.

During the first six contract years, for withdrawal charge purposes we will consider the 10% free amount withdrawn first until exhausted (which will reduce earnings but not contributions), then contributions until exhausted (on a FIFO basis). After the sixth contract year, for withdrawal charge purposes we will consider the 10% free amount withdrawn first until exhausted (which will reduce earnings but not contributions), then contributions not subject to withdrawal charges until exhausted (on a FIFO basis), then earnings until exhausted, and then contributions subject to withdrawal charges (on a FIFO basis).

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the amount of the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage.

We deduct the withdrawal amount and the withdrawal charge from the GIO (excluding the Segment Type Holding Accounts and dollar cap averaging account). If those amounts are insufficient, we will deduct all or a portion of the required amounts pro rata from the Segment Type Holding Accounts. If the amounts in the Segment Type Holding Accounts are still insufficient, we will deduct all or a portion of the required amounts from the dollar cap averaging account. If the amount in the dollar cap averaging account is still insufficient, we deduct all or a portion of the required amounts from the Segments on a pro rata basis. If you specify that your withdrawal be taken from specific investment options, the amount of the withdrawal charge will first be taken from the investment options you specify. If there is insufficient value in those options to pay the withdrawal charge after your withdrawal is deducted, then the remainder of the withdrawal charge is deducted as described above.

Withdrawals from a Segment or a Segment Type Holding Account are subject to the same withdrawal charge calculations as a withdrawal from any other investment option. Any withdrawal from a Segment will reduce the Segment Interim Value. A withdrawal from a Segment Type Holding Account reduces the amount that will be transferred to a Segment. For more information, see “Structured Investment Option” in “Purchasing the Contract” earlier in this Prospectus.

The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount. For Series B contracts, each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge (often referred to as the “10% free withdrawal amount” or “free withdrawal amount”). No withdrawal charge applies to Select contracts. The 10% free withdrawal amount is determined using your account value at the beginning of the contract year. In the first contract year amounts received within 90 days of the contract date are included for purposes of calculating the free withdrawal amount. When a contract is surrendered, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal charge.

Assume you made an initial contribution of $100,000 to a 6-year Segment and a subsequent contribution of $40,000 in contract year 2 to another 6-year Segment. At the beginning of the seventh contract year, if your account value is $200,000, you could withdraw up to $160,000 free of withdrawal charges on that day ($20,000 from the 10% free withdrawal amount plus $100,000 from contributions which are no longer subject to withdrawal charges plus $40,000 of earnings). Assume you withdraw the entire Segment Maturity Value of the first Segment when it matures (assume that is $150,000 and your contract’s account value on that day is $200,500) you would not pay a withdrawal charge since no contributions subject to withdrawal charges are deemed withdrawn (the $150,000 withdrawn for withdrawal charge purposes is deemed comprised of $20,000 from the 10% free withdrawal amount plus $100,000 from contributions which are no longer subject to withdrawal charges plus $30,000 of earnings).

Death. The withdrawal charge does not apply if the owner dies and a death benefit is payable to the beneficiary.

Terminal illness, or confinement to nursing home.  The withdrawal charge also does not apply if:

(i)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

(ii)

An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or (iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Adjustments

Adjustments with respect to early distributions from Segments

We calculate the Segment Interim Value when any amount leaves a Segment, whether a partial withdrawal or a full contract surrender, or upon death or cancellation or annuitization of the contract, from a Segment prior to the Segment Maturity Date. Prior to the Segment Maturity Date, the following transactions trigger the Segment Interim Value calculation: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal, a required minimum distribution and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deduction of the optional death benefit charge; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period. If you make one of these transactions, because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios.

The Segment Interim Value is calculated based on a formula that provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. The formula is designed to measure the fair value of your Segment Investment on the particular interim date, and is based on the downside protection provided by the Segment Buffer, the limit on participation in investment gain provided by the Performance Cap Rate, and an adjustment for the effect of a withdrawal prior to the Segment Maturity Date. You should note that even if a corresponding Index has experienced positive growth, the calculation of your Segment Interim Value may result in an amount lower than your Segment Investment.

The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment.

Withdrawals from a Segment prior to your Segment Maturity Date reduce the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the withdrawal. We use the Segment Investment to determine your Segment Maturity Value.

Please note that if a death benefit charge is deducted from a Segment, the charge will be deducted from the Segment Interim Value.

The formula we use, in part, derives the fair value of hypothetical investments in fixed instruments and derivatives. These values provide us with protection from the risk that we will have to pay out account value related to a Segment prior to the Segment Maturity Date. The formula also includes an adjustment relating to the Cap Calculation Factor. This is a positive adjustment of the percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. Additional information about Segment Interim Values, including the actual calculation formula and examples illustrating the operation of the Segment Interim Value adjustment, is located in the SAI.

You can obtain the current Segment Interim Values for the Segments in which you are invested by calling 800-789-7771. The Segment Interim Value of a Segment can fluctuate daily, and the current value quoted to you may differ from the actual Segment Interim Value calculated at the time you make a transaction that triggers the Segment Interim Value calculation.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge or change the minimum contribution requirements. We also may change the minimum death benefit. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales and administration generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974, or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it will be unfairly discriminatory.

8. Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Structured Capital Strategies® contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA, or QP, and the characteristics of the owner. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (ERISA). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs) by individuals affected by coronavirus or the economic aftermath. An individual may repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Buying a contract to fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or an individual retirement custodial or trusteed account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code. How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other such arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options you elect.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

•	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization”.

Annuitization under a Structured Capital Strategies® contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this Structured Capital Strategies® contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this Structured Capital Strategies® contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years.

In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form 1099-R. Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

1035 Exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•	the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•	the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Payment of death benefit”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Payment of death benefit”. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59 1⁄2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1⁄2 penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Additional Tax on Net Investment Income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Investor Control Issues

We do not believe that investor control rules apply to the assets of the non-unitized Separate Account, because contract owners have no interest in the performance of those assets.

Individual retirement arrangements (“IRAs”)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as “individual retirement annuities” under Section 408(b) of the Internal Revenue Code. We offer the Structured Capital Strategies® contract in both traditional IRA and Roth IRA versions.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contracts. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges, Expenses, and Adjustments”. We describe the method of calculating payments under “Accessing your money”.

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel either version of the Structured Capital Strategies® IRA contract (traditional IRA or Roth IRA) by following the directions under “Your right to cancel within a certain number of days” in “Purchasing the Contract”. If you cancel a traditional IRA, or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (“traditional IRAs”)

Contributions to traditional IRAs. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or
•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution the Company requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution.

Regular contributions to traditional IRAs

Limits on contributions. The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $7,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2025, after adjustment for cost-of-living changes. When your earnings are below $7,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into traditional IRA.

If you are at least age 50 at any time during 2025, you may be eligible to make additional “catch up contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses. If you are married and file a joint federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation, or compensation under $7,000, married individuals filing jointly can contribute up to $14,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $7,000 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. Catch-up contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is being made.

Deductibility of contributions. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored-tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A, (“Contributions to Individual Retirement Arrangements (IRAs)”) which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($7,000 for 2025 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50+ “catch-up” contributions ($8,000 for 2025). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs”.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a tax year. Make sure you designate the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

•	Do it yourself:

You receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

•	Direct rollover:

You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless an exception applies. Some of the exceptions include the following distributions:

•	“required minimum distributions” after the applicable RMD age or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Repayments made within three years of these distributions to an eligible retirement plan can be treated as deemed rollover contributions. For prior qualified birth or adoption distributions, the repayment period ends December 31, 2025.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another, because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted in this section.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.” After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution. You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•	the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” under “Rollover and direct transfer contributions to traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457 plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457 plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity. Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. You can direct us to make one distribution per calendar year directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. Additional requests in the same calendar year will not be honored. Since an IRA owner is responsible for determining the tax consequences of any distribution from an IRA, we report the distribution to you on Form 1099-R. After discussing with your own tax advisor, it is your responsibility to report any distribution qualifying as a tax-free charitable direct transfer from your IRA on your own tax return. We do not permit a one-time distribution of $50,000 (indexed for inflation) from IRAs to charitable gift annuities, charitable remainder unitrusts, and charitable remainder annuity trusts.

Required minimum distributions

The Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0”) made significant changes to the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions

Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Currently we believe that these provisions would not apply to Structured Capital Strategies® contracts because of the type of benefits provided under the contracts. However, if you take annual withdrawals instead of annuitizing, please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution. When you have to start lifetime required minimum distributions from your traditional IRAs is based on your applicable RMD age as defined under federal tax law. If you attain age 72 after 2022 and age 73 before 2033, your applicable RMD age is 73. If you attain age 74 after 2032, your applicable RMD age is 75. If you were born prior to July 1, 1949, your applicable RMD age is 70½, and if you were born on or after July 1, 1949 and before January 1, 1951, your applicable RMD age is 72.

The first required minimum distribution is for the calendar year in which you attain the applicable RMD age. You have the choice to take this first required minimum distribution during the calendar year you actually reach the applicable RMD age, or to delay taking it until the first three-month period in the next calendar year (January 1 – April 1). Distributions must start no later than your “Required Beginning Date,” which is April 1st of the calendar year after the calendar year in which you attain the applicable RMD age. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions. There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

If you choose an account-based method, the RMD amount for your Structured Capital Strategies® traditional

IRA contract is calculated with respect to your entire interest in the contract, including your allocations to the GIO and one or more of the Segments in the Structured Investment Option.

Annuity-based method. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and an eligible designated beneficiary, or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

If you are at an age where you are required to take lifetime required minimum distributions from traditional IRAs you should consider the effect of allocations to the Structured Investment Option under a Structured Capital Strategies® traditional IRA contract. You should consider whether you have a sufficient amount allocated to the GIO under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to the Structured Investment Option under this contract.

Particularly if you hold any portion of your Structured Capital Strategies® IRA account value in Segments, you should make sure to have money invested in the GIO and/or other traditional IRAs in order to have enough liquidity in the contract or elsewhere to satisfy your RMD withdrawals without dipping into a Segment.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 25% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). This penalty tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These vary, depending on the status of your beneficiary (individual or entity) and when you die. The SECURE Act significantly amends the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths.

Individual beneficiary. Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years in accordance with federal tax rules. If your beneficiary is not an EDB, the entire interest must be distributed by the end of the calendar year which contains the tenth anniversary of your death. If you die before your Required Beginning Date, no distribution is required for a year before that tenth year. If you die on or after your Required Beginning Date, your beneficiary will be required to take an annual post-death required minimum distribution and all remaining amounts must be fully distributed by the end of the year containing the tenth anniversary of your death. It is the beneficiary’s responsibility to calculate and satisfy the required minimum distribution rules. Please consult your tax adviser to determine whether annual post-death required minimum distribution payments are required from your contract during the 10-year period.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status. An individual beneficiary who is an “eligible designated beneficiary” or “EDB” is able to take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust may be treated as an individual and not an entity beneficiary. When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary. If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained the applicable RMD age. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches the applicable RMD age, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary. Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the SECURE Act. The SECURE Act applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s or participant’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s or participant’s death on a term certain method. In certain cases a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the death of the original individual beneficiary will trigger the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s or participant’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner or participant in this example died before December 31, 2019, the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches the age of majority-the remaining interest must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1⁄2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1⁄2. Some of the available exceptions to the pre-age 59 1⁄2 penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay for certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition — there is a $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	made in connection with the birth or adoption of a child as specified in the Code; or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and document eligibility for the exception to the IRS.

Simplified Employee Pensions (SEPs)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee. A self-employed individual may be an employer for this purpose. We do not currently offer SEP Roth IRAs. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion under “Traditional individual retirement annuities (traditional IRAs).”

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($69,000 after cost-of-living adjustment for 2025). This amount may be further adjusted for cost-of-living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the SEP-IRA contract.

Participating employees who are considering the purchase of a SEP-IRA contract through a sponsoring employer’s SEP plan contributions should discuss with their employers and their tax advisors that the SEP-IRA contract is not a model traditional IRA established on an IRS form. The Company has not submitted the SEP-IRA contract to the IRS for approval as to its form. Such approval if obtained would be a determination only as to the form of the annuity and would not represent a determination of the merits of the annuity as an investment.

The Company requires a minimum contribution to purchase a SEP-IRA contract which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer’s SEP plan are not prohibited from making traditional IRA contributions with respect to the employee’s compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the SEP-IRA contract do not permit the SEP-IRA contract owner to make traditional IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the SEP-IRA contract. However, if the SEP-IRA contract owner requests in writing supported by appropriate documentation that either (i) the sponsoring employer has terminated the SEP plan or (ii) the SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the “SEP-IRA” designation from the contract on our records and merely retain the “traditional IRA” designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described in this section under “Traditional individual retirement annuities (traditional IRAs).”

Please also note, if the sponsoring employer’s plan is a “Salary Reduction Simplified Employee Pension Plan” or “SARSEP” established before 1997 that the SEP-IRA contract does not accept salary reduction or employer contributions.

Roth individual retirement annuities (“Roth IRAs”)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “traditional IRAs.”

The Structured Capital Strategies® Roth IRA contracts are designed to qualify as Roth individual retirement annuities under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion” rollover contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements (or designated Roth accounts under defined contribution plans); or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Because the minimum initial contribution the Company requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution.

Regular contributions to Roth IRAs

Limits on regular contributions. The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $7,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2025, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. When your earnings are below $7,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” under traditional IRAs.

If you or your spouse are at least age 50 at any time during 2025, you may be eligible to make additional catch-up contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, (“Contributions to Individual Retirement Arrangements (IRAs)”) for the rules applicable to the current year.

When you can make contributions. Same as traditional IRAs.

Deductibility of contributions. Roth IRA contributions are not tax deductible.

Rollover and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over, or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan as described under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free. Even if you are under age 59 1⁄2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Proposed and Temporary Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization, and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender and termination of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

•	you are age 59 1⁄2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•	your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amounts distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — within any custodian or issuer — are added together.

(2)

All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions

Lifetime minimum distribution requirements do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA. In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified or tax-favored plan participation, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report account values and other information for certain contractholders. For this reason we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding. We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	we might have to withhold and/or report on amounts we pay under a free look or cancellation.

•	we are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Unless the annuity contract owner elects a different rate on a Form W-4R, payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

Impact of taxes to the Company

The contracts provide that we may charge the Non-Unitized Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

9. More information

The Non-Unitized Separate Account

We may hold assets in the Non-Unitized Separate Account to support our obligations under the Structured Investment Option. We own the assets of the Non-Unitized Separate Account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in the Non-Unitized Separate Account. We are obligated to pay all money we owe under the contract. If the obligation exceeds the assets of the Non-Unitized Separate Account, funds will be transferred to the Non-Unitized Separate Account from the general account. We may, subject to applicable state law, transfer all assets allocated to the Non-Unitized Separate Account to our general account. We guarantee all benefits relating to your value in the Structured Investment Option, regardless of whether assets supporting the Structured Investment Option are held in a non-unitized separate account or our general account. An owner should look to the financial strength of the Company for its claims-paying ability. For more information, see “About the general account”.

We may invest Non-Unitized Separate Account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. We may also invest in interest rate swaps. Although the above generally describes our plans for investing the assets supporting our obligations under the Structured Investment Option, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value, guaranteed benefits, or the Structured Investment Option with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value, guaranteed benefits, and the Structured Investment Option. The general obligations, and guaranteed benefits, and the Structured Investment Option under the contract are supported by the Company’s general account and are subject to the Company’s claims-paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. We may hold assets in the general account to support our obligations under the Structured Investment Option. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Commissioner of Insurance in the state of Arizona (for Equitable America), the New York State Department of Financial Services (for Equitable Financial), and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests in the Structured Investment Option under the contracts are issued by the Company and are registered under the Securities Act of 1933. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. The contract is a “covered security” under the federal securities laws.

About other methods of payment

Wire transmittals and electronic transactions

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the Contract” earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business Day

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, or both, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be likely to have a material adverse effect upon our ability to meet our obligations under the contracts.

Financial statements

The consolidated financial statements and financial statement schedules of the Company, are incorporated by reference in the SAI. The consolidated financial statements and financial statement schedules of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans, and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin, subject to our acceptance. We will continue to treat you as the owner until we receive written notification of any change at our processing office. In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information” earlier in this Prospectus.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

You cannot assign or transfer ownership of a traditional IRA or Roth IRA contract except by surrender to us. This rule also generally applies to QP contracts.

You cannot collaterally assign your NQ contract. Loans are also not available under your contract. For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Payment of death benefit” earlier in this Prospectus. You may direct the transfer of the values under your traditional IRA or Roth IRA contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge if one applies.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1345 Avenue of the Americas, New York, NY 10105. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts may also be sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract. For information about the fees and charges under the contract, see “Fee table” and “Charges, Expenses, and Adjustments” earlier in this Prospectus.

Equitable Advisors Compensation.

For Series B and Select contracts, the Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.5% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.0% of the account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers. Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Differential compensation. In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.

The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. Contribution-compensation will generally not exceed 7.0% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.0% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers. Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2024) received additional payments. These additional payments ranged from $3,126.06 to $7,644,442.98. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

AAG Capital Inc., AE Financial Services, LLC, Allstate Financial Services, LLC, Ameriprise Financial Services, LLC, Aretec Group Inc., Atria Wealth Solutions, Ausdal Financial Partners, Inc., Cambridge Investment Research, Capital Investment Group Inc., Centaurus Financial, Inc., Chase Insurance Agency, Inc., Citigroup Global Markets, Inc., Citizens Investment Services, Commonwealth Financial Network, Copper Financial Network, LLC, DPL Financial Partners, Equity Services Inc., Farmers Financial Solution LLC, First Horizon Advisors, Inc., Geneos Wealth Management Inc., Gradient Securities, LLC, Halo Securities LLC, Harbour Investments, Inc., Independent Financial Group LLC, J.W. Cole Financial, Inc., Janney Montgomery Scott LLC, Kestra Investment Services LLC, Key Investment Services LLC, Kovack Securities Inc., Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., Lincoln Investment Planning, Lion Street Financial LLC, LPL Financial Corporation, Madison Avenue Securities, LLC, MML Investors Services, LLC, Morgan Stanley Smith Barney, Mutual of Omaha Investor Services Inc., OneAmerica Securities Inc., Osaic Inc. (The Advisor Group (AIG)), Park Avenue Securities, LLC, PlanMember Securities Corp., PNC Investments, LLC, Primerica Financial Services, Inc., Principal Securities, Inc., Pruco Securities, LLC, Raymond James & Associates Inc., RBC Capital Markets Corporation, Santander Securities Corporation, The Huntington Investment Company, The Leaders Group, Inc., The

Wentworth Group, LLC, TransAmerica Financial Advisors, U.S. Bancorp Advisors, LLC, U.S. Bancorp Investments, Inc., Valmark Securities Inc., Voya Financial Advisors, Inc., Wells Fargo Advisors, LLC.

Appendix: Investment Options available under the contract

Index-Linked Options

The following is a list of Segments of the SIO currently available under the contract. We may change the features of the Segments listed below (including the Index and the current limits on Index gains and losses), offer new Segments, and terminate existing Segments. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on index gains is available at www.equitable.com/scspremier. See “Structured Investment Option” in “Purchasing the contract” for additional information about the Indices, the Segment Rate of Return calculation methods, and the operation of the Segment Buffer, Performance Cap Rate, Participation Rate, and Step Rate.

Note: If amounts are removed from a Segment before the Segment Maturity Date, we will apply a Segment Interim Value adjustment. This may result in a significant reduction in your account value that could exceed any protection from Index loss that would be in place if you held the option until the Segment Maturity Date. See “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” for more information about Segment Interim Value.

Minimum Limit on Index Gain for the Life of the Segment
Index	Type of Index	Segment Duration	Segment Rate of Return Calculation Method	Current Limit on Index Loss if held until Segment Maturity Date (Segment Buffer)	Performance Cap Rate	Participation Rate	Step Rate
S&P 500 Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
MSCI EAFE Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
NASDAQ-100 Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	1 year	Enhanced Upside	-10%	2%	125%	NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%

Minimum Limit on Index Gain for the Life of the Segment
Index	Type of Index	Segment Duration	Segment Rate of Return Calculation Method	Current Limit on Index Loss if held until Segment Maturity Date (Segment Buffer)	Performance Cap Rate	Participation Rate	Step Rate
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
S&P 500 Price Return Index*	Market Index	6 year	Best Entry	-10%	12%	100%	NA
*

The Index is a “price return” index, not a “total return” index, and therefore the performance of the Index does not reflect dividends declared by any of the companies included in the Index, reducing the Index return. As a result, the Index will underperform a direct investment in the securities composing the Index.

We may change the Indices and/or Segment Options, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested. Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). Our minimum Participation Rate is 100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

The following is a list of Fixed Options currently available under the Contract. We may change the features of the Fixed Options listed below, offer new Fixed Options, and terminate existing Fixed Options. We will provide you with written notice before doing so. See “Guaranteed interest option” in “Purchasing your contract” for information about the GIO, “Dollar Cap Averaging Programs” in “Benefits available under the contract” for information about the Dollar Cap Averaging Accounts, and “SIO” in “Purchasing your contract” for information about the Segment Type Holding Accounts”.

Name	Term	Minimum Guaranteed Interest Rate
Guaranteed Interest Option	NA	0.15%
General Dollar Cap Averaging Account	3-6 months	0.15%
Special Dollar Cap Averaging Account	3-6 months	0.15%
Segment Type Holding Account	NA	0.15%

Appendix: Rules regarding contributions to your contract

The following tables describe the rules regarding contributions to your contract. The minimum initial contribution amount is $25,000 for all contract types.

Contract Type	NQ
Issue Ages	• 0-85
Minimum additional contribution amount	• $500
Source of contributions	• After-tax money. • Paid to us by check or transfer of account value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Limitations on contributions	• No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

Contract Type	Traditional IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional catch-up contributions.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $7,000 for 2025) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2025.

Contract Type	Roth IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•  Rollovers from another Roth IRA.

•  Rollovers from a “designated Roth contribution account” under specified retirement plans.

•  Conversion rollovers from a traditional IRA or other eligible retirement plan.

•  Direct custodian-to-custodian transfers from another Roth IRA.

•  Regular Roth IRA contributions.

•  Additional catch-up contributions.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•  Although we accept Roth IRA contributions (limited to $7,000 for 2025) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2025.

Contract Type	SEP IRA
Issue Ages	• 20-85
Minimum subsequent contribution amount (if permitted)	• $500
Source of contributions

•   An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or the limit on annual contributions for an employee of $69,000 after cost-of-living adjustment for 2025.

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.

Contract Type	QP
Issue Ages	• 20-75
Minimum subsequent contribution amount (if permitted)	• $500
Source of contributions

•   Only transfer contributions from other investments within an existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Limitations on contributions

•   No additional contributions after the date on which the Annuitant reaches age 75 or, if later, the first contract date anniversary.

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   See Appendix “Purchase considerations for defined benefit and defined contribution plans” later in this Prospectus for a discussion on purchase considerations for QP contracts.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-75
Minimum additional contribution amount	• $1,000
Source of contributions

•  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Any additional contributions must be from the same type of IRA of the same deceased owner.

•  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

Contract Type	Inherited NQ
Issue Ages	• 0-75
Minimum additional contribution amount	• $1,000
Sources of contributions

•   Paid to us in an exchange under Section 1035 of the Internal Revenue Code of your interests as a death beneficiary of the deceased owner’s nonqualified deferred annuity contract.

•   All contributions must be received before payments start and within twelve months after the date of death of the deceased owner.

See “Purchasing the Contract” and “Tax information” earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. Please review your contract for information on contribution limitations. Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into any investment option at any time.

Appendix: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the contract or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
California	See “We require that the following types of communications be on specific forms we provide for that purpose” in “How to reach us”	You are not required to use our forms when making a transaction request. If a written request contains all the information required to process the request, we will honor it.

	See ”Purchasing the Contract” — “Your right to cancel within a certain number of days”	If you reside in California and you are age 60 or older at the time the contract is issued, you may return your contract within 30 days from the date that you receive it and receive a refund as described below.

“Return of contribution” free look treatment available through certain selling broker-dealers

Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of “return of contribution” free look treatment.
If you choose “return of contribution” free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 30 day period following the Contract Date, to the GIO. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.
If you choose the “return of contribution” free look treatment and your contract is still in effect on the 30th day (or next business day) following the Contract Date, we will automatically reallocate your account value to the investment options chosen on your application.
Any transfers made prior to the expiration of the 30 day free look will terminate your right to “return of contribution” treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 30th day following the Contract Date will cancel the automatic reallocation on the 30th day (or next business day) following the Contract Date described above. If you do not want the Company to perform this scheduled one-time reallocation, you must call one of our customer service representatives at 1 (877) 899-3743 before the 30th day following the Contract Date to cancel.

State	Features and benefits	Availability or variation

California (continued)		If you purchased your contract from a financial professional whose firm submits applications to the Company electronically, a Dollar Cap Averaging Program may not be available at the time your contract is issued. If this is the case and you wish to participate in the program after your contract has been issued, you must make your election on the applicable paper form and submit it to us separately. Depending on when we receive your form, you may miss the first available date on which your account value would otherwise be transferred to your designated Segment Type Holding Accounts.

	See “Dollar Cap Averaging Programs” in “Benefits available under the contract” and “Your right to cancel within a certain number of days” in “Purchasing the contract”	If you elect to invest in a Dollar Cap Averaging Program, you will not be eligible for the “return of contribution” free look treatment. By electing a Dollar Cap Averaging Program, you would only be eligible to receive a return of account value if you free look your contract.
	See “Charges, Expenses, and Adjustments” — “ Terminal illness, or confinement to a nursing home”	Items (i)-(ii) under this section are deleted in their entirety and replaced with:

(i) We receive proof satisfactory to us (including certification by a U.S. licensed physician) that the Owner has a chronic illness as defined pursuant to either (a) or (b) below;

(a)  unable to perform two activities of daily living (bathing, continence, dressing, eating, toileting and transferring), meaning the Owner needs human assistance, or needs continual substantial supervision; or

(b)  impairment of cognitive ability, meaning a deterioration or loss of intellectual capacity due to mental illness or disease, including Alzheimer’s disease or related illnesses, that requires continual supervision to protect oneself or others.

(ii) We receive proof satisfactory to us (including certification by a U.S. licensed physician) that the Owner’s life expectancy is twelve months or less.

(iii)  The Owner is receiving, as prescribed by a physician, registered nurse, or licensed social worker, home care or community-based services (including adult day care, personal care, homemaker services, hospice services or respite care) or, is confined in a skilled nursing facility, convalescent nursing home, or extended care facility, which shall not be defined more restrictively than as in the Medicare program, or is confined in a residential care facility or residential care facility for the elderly, as defined in the Health and Safety Code. Out-of-state providers of services shall be defined as comparable in licensure and staffing requirements to California providers.

	See “More information” — “Transfers of ownership, collateral assignments, loans, and borrowing”	You can transfer ownership of an NQ contract at any time before annuity payments begin. You may assign your contract, unless otherwise restricted for tax qualification purposes.

State	Features and benefits	Availability or variation
Florida	See “How you can purchase and contribute to your contract” in ”Purchasing the contract”	In the corresponding paragraph of this section, item (i) now reads: “(i) contributions under a Structured Capital Strategies® contract would then total more than $1,500,000;” and item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “Your right to cancel within a certain number of days” in ”Purchasing the contract”	If you reside in the state of Florida, you may cancel your contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.
South Carolina	See “Your right to cancel within a certain number of days” in ”Purchasing the contract”

If this is a replacement Contract: This Contract may be returned to us for any reason within 30 days after you receive it by mailing or delivering the Contract to either, us at the Processing Office, or to the agent through whom it was purchased. We will promptly refund any Contribution received on your behalf, plus or minus any investment gain or loss from the date of Contribution to the date of cancellation.

Appendix: Segment Maturity Value Calculation Examples

The following examples illustrate how we calculate and credit interest under each Segment Rate of Return calculation method assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.

For purposes of this example, the following assumptions have been made:

• 1-Year Segments	• Select contract (Contract Fee = 1.5%)	• Performance Cap Rate = 10%
• Segment Buffer = -10%	• Participation Rate = 100% unless otherwise noted

No optional death benefit charge is reflected in the examples. The returns would be lower if reflected.

Standard Examples

Standard Examples
15%
8.5%
10% Performance Cap Rate
10%
7%
5.5%
0%
-1.5%
-5%
-5.5%
-10%
-10% Segment Buffer
-14%
Example 1
Example 2
Example 3
Example 4
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the Index Performance Rate up to the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 15%, which is greater than the Performance Cap Rate, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 7%, which is less than the Performance Cap Rate, the Segment Rate of Return would be 5.5% (5.5% = 7% Index Performance Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses within the Segment Buffer are protected less the Contract Fee. Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is within the Segment Buffer, the Segment Rate of Return would be -1.5% (-1.5% = 0% – 1.5% Contract Fee).

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Step Up Examples

Step Up Examples
15%
8.5%
10%
7%
8.5%
10% Performance Cap Rate
0%
-1.5%
-5%
-5.5%
-10%
-10% Segment Buffer
-14%
Example 1
Example 2
Example 3
Example 4
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 15%, which is greater than zero, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 7%, which is greater than zero, the Segment Rate of Return would be 8.5% (8.5% = 10 Performance Cap Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses within the Segment Buffer are protected less the Contract Fee. Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is within the Segment Buffer, the Segment Rate of Return would be -1.5% (-1.5% = 0% – 1.5% Contract Fee).

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Dual Direction Examples

Dual Direction Examples
15%
10% Performance Cap Rate
8.5%
10%
7%
5.5%
3.5%
0%
-5%
-5.5%
-10%
-10% Segment Buffer
-14%
Example 1
Example 2
Example 3
Example 4
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the Index Performance Rate up to the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 15%, which is greater than the Performance Cap Rate, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 7%, which is less than the Performance Cap Rate, the Segment Rate of Return would be 5.5% (5.5% = 7% Index Performance Rate – 1.5% Contract Fee).

Growth Potential with negative returns within or equal to the Segment Buffer equals the absolute value of the Index Performance Rate less the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is within the Segment Buffer, the Segment Rate of Return would be 3.5% (3.5% = 5% – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Enhanced Upside (125% Participation Rate) Examples

Enhanced Upside Examples
18.75%
8.5%
8.75%
7.25%
10% Performance Cap Rate
10%
0%
-1.5%
-5%
-5.5%
-10%
-10% Segment Buffer
-14%
Example 1
Example 2
Example 3
Example 4
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 125% of the Index Performance Rate up to the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 18.75 (18.75% = 15% * 125%), which is greater than the Performance Cap Rate, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 8.75% (8.75% = 7% * 125%), which is less than the Performance Cap Rate, the Segment Rate of Return would be 7.25% (7.25% = 8.75% Index Performance Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses within the Segment Buffer are protected less the Contract Fee. Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is within the Segment Buffer, the Segment Rate of Return would be -1.5% (-1.5% = 0% – 1.5% Contract Fee).

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Dual Step Up Examples

Dual Step Up Examples
15%
8.5%
7%
8.5%
8.5%
10% Performance Cap Rate
10%
0%
-5%
-5.5%
-14%
-10%
-10% Segment Buffer
Example 1
Example 2
Example 3
Example 4
Index Performance Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate is 15%, which is greater than the Segment Buffer, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate is 7%, which is greater than the Segment Buffer, the Segment Rate of Return would 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

Growth Potential with negative returns within or equal to the Segment Buffer equals the 10% Performance Cap Rate less the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is greater than the Segment Buffer, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Dual Step Tier (8% Step Rate) Examples

Dual Step Tier Examples

15%
8.5%
9%
7.5%
7%
6.5%
6.5%
-5%
-14%
-5.5%
10% Performance Cap Rate
8% Step Rate
10%
0%
-10%
-10% Segment Buffer
Example 1
Example 2
Example 3
Example 4
Example 5
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the Step Rate less the Contract Fee if the Index Performance Rate multiplied by the Participation Rate is between zero (including zero) and the Step Rate and, if greater, 100% of the Index Performance Rate up to the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 15%, which is greater than the Performance Cap Rate, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 9%, which is greater than the Step Rate but less than the Performance Cap Rate, the Segment Rate of Return would be 7.5% (7.5% = 9% Index Performance Rate – 1.5% Contract Fee).

•	Example 3: If the Index Performance Rate multiplied by the Participation Rate is 7%, which is less than the Step Rate, the Segment Rate of Return would be 6.5% (6.5% = 8% Step Rate – 1.5% Contract Fee).

Growth Potential with negative returns within or equal to the Segment Buffer equals the 8% Step Rate less the Contract Fee.

•	Example 4: If the Index Performance Rate is -5%, which is greater than the Segment Buffer, the Segment Rate of Return would be 6.5% (6.5% = 8% Step Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 5: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Best Entry Examples

Best Entry Examples
15%
8.5%
10% Performance Cap Rate
10%
7%
5.5%
0%
-1.5%
-5%
-5.5%
-10%
-10% Segment Buffer
-14%
Example 1
Example 2
Example 3
Example 4
Index Performance Rate X Participation Rate
Index Performance Rate
Segment Rate of Return

Upside potential equals 100% of the Index Performance Rate (measured from the Best Entry Index Starting Value) up to the 10% Performance Cap Rate less the Contract Fee.

•	Example 1: If the Index Performance Rate multiplied by the Participation Rate is 15%, which is greater than the Performance Cap Rate, the Segment Rate of Return would be 8.5% (8.5% = 10% Performance Cap Rate – 1.5% Contract Fee).

•	Example 2: If the Index Performance Rate multiplied by the Participation Rate is 7%, which is less than the Performance Cap Rate, the Segment Rate of Return would be 5.5% (5.5% = 7% Index Performance Rate – 1.5% Contract Fee).

Partial downside protection is provided through the Segment Buffer where Index losses within the Segment Buffer (measured from the Best Entry Index Starting Value) are protected less the Contract Fee. Index losses more negative than the Segment Buffer reduce your value by the excess and the Contract Fee.

•	Example 3: If the Index Performance Rate is -5%, which is within the Segment Buffer, the Segment Rate of Return would be -1.5% (-1.5% = 0% – 1.5% Contract Fee).

•	Example 4: If the Index Performance Rate is -14%, which is more negative than the Segment Buffer, the Segment Rate of Return would be -5.5% (-5.5% = -4% – 1.5% Contract Fee).

Appendix: Index Publishers

The Structured Investment Option of the contract tracks certain Securities Indices and Index Funds that are published by third parties. The Company uses these Securities Indices and Index Funds under license from the Indices’ and Index Funds respective publishers. The following information about the Indices and Index Funds is included in this Prospectus in accordance with the Company’s license agreements with the publishers of the Indices and Index Funds:

S&P Dow Jones Indices LLC requires that the following disclaimer be included in the Prospectus:

The S&P 500 Price Return Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by the Company. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the Company. The Structured Capital Strategies® contract is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Structured Capital Strategies® contract or any member of the public regarding the advisability of investing in securities generally or in the Structured Capital Strategies® contract particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices’ only relationship to the Company with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to the Company or the Structured Capital Strategies® contract. S&P Dow Jones Indices have no obligation to take the needs of the Company or the owners of the Structured Capital Strategies® contract into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Structured Capital Strategies® contract or the timing of the issuance or sale of such contract or in the determination or calculation of the equation by which such contract is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Company’s products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE STRUCTURED CAPITAL STRATEGIES® CONTRACT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The name “S&P 500 Price Return Index” is a trademark of Standard & Poor’s and has been licensed for use by the Company.

Frank Russell Company requires that the following disclosure be included in this Prospectus:

The Structured Capital Strategies® contract is not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Structured Capital Strategies® contract or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Russell 2000® Price Return Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Price Return Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Price Return Index is based. Russell’s only relationship to the Company is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Price Return Index which is determined, composed and calculated by Russell without regard to the Company or the Structured Capital Strategies® contract. Russell is not responsible for and has not reviewed the Structured Capital Strategies® contract nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Structured Capital Strategies® contract. Russell has no obligation or liability in connection with the administration, marketing or trading of the Structured Capital Strategies® contract.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI Inc. requires that the following disclosure be included in this Prospectus:

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY LICENSEE. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

The shares are not sponsored or promoted by either the Index Calculation Agent or the Index Compilation Agent.

Although BofA Merrill Lynch — as the Index Compilation Agent — shall obtain and provide information to S&P — as the Index Calculation Agent — from sources which it considers reliable, the Index Compilation Agent and the Index Calculation Agent do not guarantee the accuracy and/or the completeness of any Select Sector Index or any data included therein. The Index Compilation Agent and the Index Calculation Agent make no warranty, express or implied, as to results to be obtained by the Trust as licensee, licensee’s customers and counterparties, owners of the shares, or any other person or entity from the use of the Select Sector Indices or any data included therein in connection with the rights licensed as described herein or for any other use. The Index Compilation Agent and the Index Calculation Agent make no express or implied warranties, and each hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Select Sector Indices or any data included therein. Without limiting any of the foregoing, in no event shall the Index Compilation Agent and the Index

Calculation Agent have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

NASDAQ requires that the following disclosure be included in this Prospectus:

The Structured Investment Option is not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates (NASDAQ OMX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Structured Investment Option. The Corporations make no representation or warranty, express or implied to the owners of the Structured Investment Option or any member of the public regarding the advisability of investing in securities generally or in the Structured Investment Option particularly, or the ability of the NASDAQ-100 Price Return Index to track general stock market performance. The Corporations’ only relationship to The Company (“Licensee”) is in the licensing of the NASDAQ®, OMX® , NASDAQ OMX® and NASDAQ-100 Price Return Index® registered trademarks, and certain trade names of the Corporations and the use of the NASDAQ-100 Price Return Index® which is determined, composed and calculated by NASDAQ OMX® without regard to Licensee or the Structured Investment Option. NASDAQ OMX® has no obligation to take the needs of the Licensee or the owners of the Structured Investment Option into consideration in determining, composing or calculating the NASDAQ-100 Price Return Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Structured Investment Option to be issued or in the determination or calculation of the equation by which the Structured Investment Option is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Structured Investment Option.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 PRICE RETURN INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE STRUCTURED INVESTMENT OPTION, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 PRICE RETURN INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 PRICE RETURN INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Appendix: Purchase considerations for defined benefit and defined contribution plans

We offer the QP contract as a funding vehicle for defined benefit and defined contribution plans. In certain states the QP contract is not offered. In those states defined benefit and defined contribution plans may purchase NQ contracts as a plan funding vehicle. The plan and trust, if properly qualified, contain the requisite provisions of the Internal Revenue Code to maintain their tax exempt status. The most significant difference between the use of the QP contract and the NQ contract as a funding vehicle is that the QP contract may be converted into an IRA contract for the benefit of a plan participant under specified circumstances; an NQ contract cannot be so converted. The advantage of the IRA conversion feature is that the participant’s benefit amount remains invested: no amounts need to be withdrawn from Segments prior to maturity, the investment options remain available to the participant, and the aging of contributions for purposes of contingent withdrawal charges remains intact. If the plan’s funding vehicle is an NQ contract, a withdrawal must be made from the NQ contract in order for the plan to pay the rollover distribution to the plan participant for application to an IRA, or directly to an IRA provider at the direction of the plan participant.

Trustees who are considering the purchase of a Structured Capital Strategies® contract as a plan funding vehicle should discuss with their tax and ERISA advisers whether such a contract is an appropriate investment vehicle for the employer’s plan. Whether the contract is a QP contract or an NQ contract in certain states, there are significant issues in the purchase of Structured Capital Strategies® contract for a qualified plan. The QP contract (or the NQ contract in certain states) and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP or NQ contract, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by Structured Capital Strategies® QP or NQ contract, or any other annuity contract. Therefore, plan trusts should purchase a Structured Capital Strategies® QP or NQ contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. Trustees should consider the liquidity needs of the plan (defined contribution or defined benefit) because Segments in the Structured Investment Option may not be mature at the time plan benefits or required minimum distributions must be paid. Finally, because of the method of purchasing the contract, including the large initial contribution and the requirement that contributions may only be in the form of transfers from existing funds of the qualified plan trust, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

Pooling Plan Assets

We do not permit plans to pool plan assets attributable to the benefits of multiple plan participants in one Structured Capital Strategies® QP contract, because of the IRA conversion possibility for the QP contract noted in the first paragraph of this Appendix. Therefore we require that a separate QP contract be purchased for each covered plan participant. In states where the NQ contract is available as a funding vehicle, defined benefit plans and defined contribution plans may invest plan assets attributable to the benefits of multiple plan participants in one Structured Capital Strategies® NQ contract. There is no requirement to apply for multiple Structured Capital Strategies® NQ contracts.

Contributions

We accept only transfer contributions from the existing funds of the qualified plan trust, regardless of the type of contract used as the funding vehicle. No contributions will be accepted directly from the employer sponsoring the plan. We will not accept ongoing payroll contributions. For 401(k) plans, no employee after-tax contributions are accepted. A “designated Roth contribution account” is not available in either the QP contract or the NQ contract in certain states. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Except for NQ contracts, only one additional transfer contribution may be made per contract year. If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply.

Payments

Trustees considering the purchase of a Structured Capital Strategies® contract as a qualified plan funding vehicle should also consider the following:

•	There is no loan feature offered under the Structured Capital Strategies® contract (whether the funding vehicle is a QP contract or an NQ contract in certain states), so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. If the plan’s other funding vehicle has insufficient assets to make any loan, amounts withdrawn from the NQ or QP contract will be subject to the Segment Interim Value calculation and may be subject to contingent withdrawal charges.

•	The plan trust must be designated as the beneficiary and payment of death benefits from the contract must be distributed in accordance with the requirements of the federal income tax rules. Under a QP contract (but not under an NQ contract in certain states) after the plan participant’s death, but before the death benefit is paid, the plan may substitute the beneficiary under the plan at death as the beneficiary under the contract.

•	All payments under an NQ contract will be made to the plan trust owner. All payments under a QP contract will be made to the plan trust owner until such time as the plan trust owner changes ownership to the plan participant as part of an IRA conversion.

Considerations for Defined Benefit Plan Purchases

Split Funding Requirement. The maximum percentage of the value of the plan’s total assets that should be invested in a contract at any time is 80%. Whether the funding vehicle is a QP contract or an NQ contract in certain states, at least 20% of the plan’s assets should be invested in one or more other funding vehicles to provide liquidity for the plan because Segments in the Structured Investment Option may not be mature at the time plan benefits become payable.

If the defined benefit plan purchases a QP contract. In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

The value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit. If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers from the QP contract may also result in withdrawal charges.

The plan’s fiduciaries are responsible for ensuring that the plan has enough liquidity to pay benefits when required and should discuss anticipated liquidity needs with the plan’s actuary. Any withdrawal from a QP contract to pay benefits, or to address plan overfunding, excess or mistaken contributions, any required minimum distribution requirement, or for any other plan or benefit purpose will be treated as a normal withdrawal for purposes of withdrawal charges and all other contractual provisions.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

If the defined benefit plan purchases an NQ contract. Defined benefit plans may pool plan assets attributable to the accrued benefits of multiple plan participants in one NQ contract. The contract is merely a funding vehicle and is not “benefit sensitive” like some contracts or other funding vehicles that may be offered to qualified plan sponsors.

The plan’s fiduciaries are responsible for ensuring that the plan has enough liquidity to pay benefits when required and should discuss anticipated liquidity needs with the plan’s actuary. Amounts must be withdrawn from the contract or the contract must be liquidated to pay benefits; benefits payable under the plan cannot be satisfied through a transfer of ownership of the NQ contract to any person or entity. Any withdrawal from a NQ contract to pay benefits, or to address plan overfunding, excess or mistaken contributions, any required minimum distribution requirement, or for any other plan or benefit purpose will be treated as a normal withdrawal for purposes of withdrawal charges and all other contractual provisions.

NQ contract as a funding vehicle in certain states

If the plan’s funding vehicle is an NQ contract, a withdrawal must be made from the NQ contract or the contract must be liquidated in order to roll over to an IRA or other eligible retirement plan. There may be significant tax consequences if the plan transfers ownership of the NQ contract to an employee after the employee separates from service.

Funding vehicle only

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan administrative, recordkeeping or actuarial valuation services with respect to plan assets invested in Structured Capital Strategies® contracts, whether QP (or NQ in certain states). The plan’s administrator will be solely responsible for performing or providing for all such services.

Structured Capital Strategies® Premier

Issued by

Equitable Financial Life Insurance Company of America	Equitable Financial Life Insurance Company

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about Structured Capital Strategies® Premier, Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company. The SAI is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call 1-800-789-7771. The SAI is also available at our website, www.equitable.com/ICSR#EQH 800232.

Reports and other information about Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C000260489; C000260490

Structured Capital Strategies® Premier

An index-linked individual and group flexible premium deferred annuity contract

Statement of Additional Information

September 17, 2025

Equitable Financial Life Insurance Company of America

Equitable Financial Life Insurance Company

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the current Structured Capital Strategies® Premier Prospectus, dated September 17, 2025. That Prospectus provides detailed information concerning the contract and the guaranteed interest option and/or in one or more of the Segments comprising the Structured Investment Option. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the current Prospectus is available free of charge by writing the processing office (Retirement Service Solutions — P.O. Box 1016, Charlotte, NC 28201), by calling 1-800-889-3743 toll free, or by contacting your financial professional.

The Company

Equitable Financial Life Insurance Company of America (“Equitable America”) is an Arizona stock life insurance corporation; Equitable Financial Life Insurance Company (“Equitable Financial”) is a New York stock life insurance corporation (collectively and individually, Equitable America and Equitable Financial are herein referred to as the “Company”, “we”, “our” and “us”). The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company that issued your contract owes under the contracts. The Company that issued your contract is solely responsible for paying all amounts owed to you under your contract.

Contract Adjustment - Segment Interim Value

We calculate the Segment Interim Value for each Segment on each business day that falls between the Segment Start Date and Segment Maturity Date. The calculation is a formula designed to measure the fair value of your Segment Investment on the particular interim date and is based on the downside protection provided by the Segment Buffer, the limit on participation in investment gain provided by the Performance Cap Rate, and an adjustment for the effect of a withdrawal prior to the Segment Maturity Date. The formula we use, in part, derives the fair value of hypothetical investments in fixed instruments and derivatives. These values provide us with protection from the risk that we will have to pay out account value related to a Segment prior to the Segment Maturity Date. The hypothetical put option provides us with a market value of the potential loss at Segment maturity, and the hypothetical call options provide us with a market value of the potential gain at Segment maturity. This formula provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. We are not required to hold such investments in relation to Segments and may or may not choose to do so. You are not affected by the performance of any of our investments (or lack thereof) relating to Segments. The formula also includes an adjustment relating to the Cap Calculation Factor. This is a positive adjustment of the percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. This section sets forth the actual calculation formula, as well as detailed descriptions of the components and specific inputs of the calculation. You should note that even if a corresponding Index has experienced growth, the calculation of your Segment Interim Value may result in an amount lower than your Segment Investment. We have included examples of calculations of Segment Interim Values under various hypothetical situations at the end of this section.

Please note that a pro rata portion of the applicable Contract Fee will be deducted from the Segment Interim Value. Please also note that if the Death Benefit charge is deducted from a Segment on any day other than the Segment Maturity Date, the charge will be deducted from the Segment Interim Value.

Calculation Formula

The Segment Interim Value is equal to the sum of the following three components: (1) Fair Value of hypothetical Fixed Instruments; plus (2) Fair Value of hypothetical Derivatives; plus (3) Cap Calculation Factor.

Components and Specific Inputs of the Calculation

Fair Value of Hypothetical Fixed Instruments. The Segment Interim Value formula includes an element designed to compensate us for the fact that when we have to pay out account value related to a Segment before the Segment Maturity Date, we forgo the opportunity to earn interest on the Segment Investment from the date of withdrawal or surrender until the Segment Maturity Date. We accomplish this estimate by calculating the present value of the Segment Investment using an investment rate widely used in financial markets.

The Fair Value of Hypothetical Fixed Instruments in a Segment is currently based on the investment rate associated with the Segment’s remaining time to maturity. Investment rates are interest rates associated with investment grade fixed income instruments which can be used to back the Segment. The investment rate will seek to approximate the bond yields which are used in the fixed instrument strategy (e.g., pricing, hedging) for this product. The investment rate

SCS Premier
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will be determined based on an investment grade index selected to approximately correspond to the quality profile of bonds used in the fixed instrument strategy for this product. To apply the investment grade index values to the Fair Value of Hypothetical Fixed Instruments component of Segment Interim Value calculation, the spread over risk-free rates for selected investment grade index maturity points will be added to the risk-free rates used in other components of the Segment Interim Value calculation.

The Fair Value of Hypothetical Fixed Instruments is defined as its present value, as expressed in the following formula:

(Segment Investment)/(1 + rate)(time to maturity)

The Company’s decision to use investment rates, which are generally higher than swap rates, to calculate the Fair Value of Hypothetical Instruments component of the Segment Interim Value will result in a lower value for that component relative to using swap rates to calculate that component and, all other things being equal, will result in a lower recalculated Segment Investment if a partial withdrawal is taken from a Segment or a lower withdrawal amount if a full withdrawal is taken from a Segment. The time to maturity is expressed as a fraction, in which the numerator is the number of days remaining in the Segment Duration and the denominator is the average number of days in each year of the Segment Duration for that Segment.

Fair Value of Hypothetical Derivatives. The Segment Interim Value formula includes an element designed to provide a market value of the potential gain or loss at Segment maturity, consistent with how distributions at the end of a Segment are treated. We accomplish this estimate by calculating the value of the downside protection that would be provided at maturity as well as the upper limit that would be placed on gains at maturity by the Performance Cap Rate using hypothetical derivatives.

When valuing the hypothetical Derivatives as part of the Segment Interim Value calculation, we use inputs that are consistent with market prices that reflect the estimated cost of exiting the hypothetical Derivatives before Segment maturity.

Our fair market value methodology, including the market standard model we use to calculate the fair value of the hypothetical Derivatives for each particular Segment, may result in a fair value that is higher or lower than the fair value other methodologies and models would produce. Our fair value may also be higher or lower than the actual market price of the identical derivatives. As a result, the Segment Interim Value you receive may be higher or lower than what other methodologies and models would produce. Please note that based on market conditions and other factors, including Segment Duration, the estimated cost of exiting hypothetical derivatives will likely vary between Segment Options, as well as, between individual Segments both with the same Segment Start Date and with different Segment Start Dates. We periodically reevaluate our estimated exit costs and our underlying estimated exit costs methodology based on a number of factors, including past experience, and may prospectively adjust the estimated cost of exiting hypothetical derivatives up or down.

The following types of hypothetical options are used to calculate the Fair Value of Hypothetical Derivatives at the time the Segment Interim Value is determined:

(A)	At-the-Money Call Option (strike price equals the index value at Segment inception). The potential for gain is estimated using the value of this hypothetical option.

(B)

Out-of-the-Money Call Option (strike price equals the index increased by the Performance Cap Rate or for Segments with Participation Rates greater than 100%, strike price equals the index increased by the Performance Cap Rate divided by the Participation Rate). The potential for gain in excess of the Performance Cap Rate is estimated using the value of this hypothetical option.

(C)	Out-of-the-Money Put Option (strike price equals the index decreased by the Segment Buffer). The risk of loss is estimated using the value of this hypothetical option.

•	It is important to note that this put option value will almost always reduce the Segment Interim Value, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

(D)	At-the-Money Binary Call Option (strike price equals the index value at Segment inception). The potential gain is estimated using the value of this hypothetical option.

(E)	At the Money Put Option (strike price equals index value at Segment inception). The potential for gain in a down market is estimated using the value of this hypothetical option.

(F)

Out-of-the-Money Binary Put Option (strike price equals index value at Segment inception minus Segment Buffer). The risk of loss in a down market in excess of the Buffer is estimated using the value of this hypothetical option.

•	It is important to note that the put option value and binary put option value will almost always reduce the Segment Interim Value, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

(G)	In-the-Money Binary Call Option (strike price equals the index decreased by the Segment Buffer). The potential gain is estimated using the value of this hypothetical option.

(H)

At-the-Money Partial Time Floating Strike Lookback Call Option (strike price equals the index value on Best Entry Date). The potential for gain is estimated using the value of this hypothetical option.

2

(I)

Out-of-the-Money Partial Time Floating Strike Lookback Call Option (strike price equals the index increased by the Performance Cap Rate). The potential for gain in excess of the Performance Cap Rate is estimated using the value of this hypothetical option.

(J)

Out-of-the-Money Partial Time Floating Strike Lookback Put Option (strike price equals the index decreased by the Segment Buffer). The risk of loss is estimated using the value of this hypothetical option.

•	It is important to note that this put option value will almost always reduce the Segment Interim Value, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

(K)	Out-of-the-Money Call Option (strike price equals the index increased by the Step Rate). The potential for gain in excess of the Step Rate is estimated using the value of this hypothetical option.

(L)

In-the-Money Binary Call Option (strike price equals the index decreased by the Segment Buffer, and payout equal to the Step Rate). The potential gain is estimated using the value of this hypothetical option.

For each Segment, we designate and value the hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested.

For Standard Segments, the Fair Value of Derivatives is equal to (A) minus (B) minus (C), as defined above.

For Step Up Segments, the Fair Value of Derivatives is equal to (D) minus (C), as defined above.

For Dual Direction Segments, the Fair Value of Derivatives is equal to (A) minus (B) plus (E) minus (C) minus (F), as defined above, where Dual Direction Segments use two of hypothetical option (C).

For Enhanced Upside Segments, the Fair Value of Hypothetical Derivatives is equal to (A) minus (B) minus (C), as defined above, where Enhanced Upside Segments use a multiple of both hypothetical option (A) and hypothetical option (B), specifically the option quantity is multiplied by the Participation Rate.

For Dual Step Up Segments, the Fair Value of Derivative is equal to (G) minus (C), as defined above.

For Best Entry Segments, the Fair Value of Derivatives is equal to (H) minus (I) minus (J), as defined above.

For Dual Step Tier Segments, the Fair Value of Derivatives is equal to (K) minus (B) plus (L) minus (C), as defined above.

In addition to the inputs discussed above, the Fair Value of Hypothetical Derivatives is also affected by the time remaining until the Segment Maturity Date.

We determine the fair value of each of the applicable designated hypothetical options for a Standard, Step Up, Dual

Direction, Enhanced Upside, or Dual Step Up Segments using a market standard model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with market prices that reflect the estimated cost of exiting the hypothetical Derivatives prior to Segment maturity. If we did not take into account the estimated exit price, your Segment Interim Value would be greater.

In addition, the estimated fair value price used in the Segment Interim Value calculation may vary higher or lower from other estimated prices and from what the actual selling price of identical derivatives would be at any time during each Segment. If our estimated fair value price is lower than the price under other fair market estimates or for actual transactions, then your Segment Interim Value will be less than if we used those other prices when calculating your Segment Interim Value. Any variance between our estimated fair value price and other estimated or actual prices may be different from Segment Type to Segment Type and may also change from day to day.

Each hypothetical option has a notional value on the Segment Start Date equal to the Segment Investment on that date. The notional value is the price of the underlying Index at the inception of the Segment. In the event that a number of options, or a fractional number of options, are being valued, the notional value would be the number of hypothetical options multiplied by the price of the Index at inception.

We use the following model inputs:

(1)

Implied Volatility of the Index — This input varies with (i) how much time remains until the Segment Maturity Date of the Segment, which is determined by using an expiration date for the designated option that corresponds to that time remaining and (ii) the relationship between the strike price of that option and the level of the Index at the time of the calculation.

This relationship is referred to as the “moneyness” of the option described above and is calculated as the ratio of current price to the strike price. Direct market data for these inputs for any given early distribution are generally not available, because options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Segment Maturity Date and moneyness of the designated option that we use for purposes of the calculation. Accordingly, we use the following method to estimate the implied volatility of the Index. We use daily quotes of implied volatility from independent third parties using the model described above and based on the market prices for certain options. Specifically, implied volatility quotes are obtained for options with the closest maturities above and below the actual time remaining in the Segment at the time of the calculation and, for each maturity, for those options having the closest moneyness value above and below the actual moneyness of the designated option, given the level of the Index at the time

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of the calculation. In calculating the Segment Interim Value, we will derive a volatility input for your Segment’s time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:

(a)

We first determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity shorter than your Segment’s remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to the applicable maturity that are above and below the moneyness value of the hypothetical option.

(b)

We then determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity longer than your Segment’s remaining time to the applicable maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the designated option.

(c)	The volatility input for your Segment’s time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

(2)

Swap Rate — We use key derivative swap rates obtained from information provided by independent third parties which are recognized financial reporting vendors. Swap rates are obtained for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We use linear interpolation to derive the exact remaining duration rate needed as the input.

(3)

Index Dividend Yield — On a daily basis, we use the projected annual dividend yield across the entire Index obtained from information provided by independent third-party financial institutions. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time to the Segment Maturity Date.

Cap Calculation Factor. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. The Segment Interim Value formula includes the Cap Calculation Factor which is designed to reflect the fact that we will not incur those expenses for the entire duration of the Segment if you withdraw your investment prior to the Segment Maturity Date. Therefore, we provide a positive adjustment as part of the calculation of Segment Interim Value, which we call the Cap Calculation Factor. The Cap Calculation Factor is always positive and declines during the course of the Segment.

The Cap Calculation Factor represents a return of estimated expenses for the portion of the Segment Duration that has not elapsed. For example, if the estimated expenses for a one-year Segment are calculated by us to be $10, then at the end of 146 days (with 219 days remaining in the Segment), the Cap Calculation Factor would be $6, because $10 x 219/365 = $6.

Calculation Examples

The following examples do not reflect any optional death benefit charge and assumes that the Select contract was elected which does not impose a withdrawal charge. If a withdrawal charge was reflected values would be lower.

Standard Segments (Select)

Item	6-Year Segment	6-Year Segment
Segment Duration (in months)	72	72
Valuation Date (Months since Segment Start Date)	9	69
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	53%	53%
Time to Maturity (in months)	63	3
Total Amount Withdrawn from Contract	$100	$100

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Item	6-Year Segment	6-Year Segment

Assuming the change in the Index Value is -10% (for example from 100.00 to 90.00)
Fair Value of Hypothetical Fixed Instrument	$772.03	$987.13
Fair Value of Hypothetical Derivatives	$62.46	-$30.50
Cap Calculation Factor	$99.46	$4.74
Sum of Above	$933.96	$961.37
Segment Interim Value(1)	$933.96	$961.37
Percent Withdrawn(2)	10.71%	10.40%
Pro rata amount of the Contract Fee deducted(3)	$11.25	$86.25
New Segment Investment(4)	$892.93	$895.98
New Segment Interim Value(5)	$833.96	$861.37
Percentage Change in Contract Value(6)	-16.60%	-13.86%

(1)	Segment Interim Value immediately before withdrawal.
(2)	Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value.
(3)

A pro rata portion of the cumulative Contract Fee is deducted from the Segment Interim Value, which over 6 years is 9.0% of the $1,000 Segment Investment for Select Contracts (9 months = $1,000 * 0.09 * 9/72 months; 69 months = $1,000 * 0.09 * 69/72)

(4)	New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by (1 — Percent Withdrawal).
(5)

New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by (1 — Percent Withdrawal).

(6)	Percentage change is equal to the (New Segment Interim Value — Segment Investment)/Segment Investment

The input values to the market standard model that have been utilized to generate the hypothetical examples above are as follows:

•	Implied volatilities are assumed: 20.5% (At-the-Money Call), 14.0% (Out-of-the-Money Call), and 21.6% (Out-of-the-Money Put).
•	Investment rate corresponding to remainder of Segment term is assumed 5.05% (63 months to maturity) and 5.32% (3 months to maturity).
•	Swap rate corresponding to remainder of Segment term is 3.81% (63 months to maturity) and 4.70% (3 months to maturity).
•	Index dividend yield is 0.51% annually.

Independent Registered Public Accounting Firm

The consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company of America as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 incorporated in this SAI by reference to the filed Form N-VPFS (for Equitable Financial Life Insurance Company of America) have been so incorporated in reliance on the reports of PricewaterhouseCoopers, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers, LLC provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules. PricewaterhouseCoopers, LLC’s address is 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202.

The consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company as of December 31, 2024 and 2023 and for each of the three years in the period ended December  31, 2024 incorporated in this SAI by reference to the filed Form N-VPFS (for Equitable Financial Life Insurance Company) have been so incorporated in reliance on the reports of PricewaterhouseCoopers, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers, LLC provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules. PricewaterhouseCoopers, LLC’s address is 300 Madison Avenue, New York, New York 10017.

Distribution of the Contracts

Under distribution agreements between Equitable Distributors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Distributors distribution fees as follows:

	2024	2023	2022
Equitable America	$400,080,340	$291,932,594	$41,028,502
Equitable Financial	$410,936,513	$383,966,142	$535,080,397

as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts. Of these amounts, for each of these three years, Equitable Distributors retained:

	2024	2023	2022
Equitable America	$49,282	$19,523	$6,094
Equitable Financial	$0	$0	$0

Pursuant to a Distribution and Servicing Agreement between Equitable Advisors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts:

	2024	2023	2022
Equitable America	$431,685,051	$295,713,271	$128,020,090
Equitable Financial	$522,603,208	$528,625,217	$628,586,635

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Of these amounts, Equitable Advisors retained:

	2024	2023	2022
Equitable America	$218,683,849	$134,463,331	$53,750,680
Equitable Financial	$269,301,602	$253,096,170	$286,917,091

Financial Statements

The consolidated financial statements and financial statement schedules of the Company incorporated herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts.

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Structured Capital Strategies® Premier

Equitable Financial Life Insurance Company of America

Equitable Financial Life Insurance Company

Contract Classes: Series B and Select

Summary Prospectus for New Investors

September 17, 2025

This summary prospectus (the “Summary Prospectus”) summarizes key features of the contract. Before you invest, you should also review the statutory prospectus (the “Prospectus”) for the contract, which contains more information about the contract’s features, benefits, and risks. You can find this document and other information about the contract online at www.equitable.com/ICSR#EQH800232. You can also obtain this information at no cost by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com, or by calling your financial intermediary.

Structured Capital Strategies® Premier is an index-linked individual and group flexible premium deferred annuity contract. This Summary Prospectus only describes Series B (“Series B”) and Select (“Select”) classes of the contract. The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options.

You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (1) the guaranteed interest option (“GIO”), (2) the Segments of the Structured Investment Option (“SIO”), or (3) the Dollar Cap Averaging Programs.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The contract is a complex investment that involves risks, including potential loss of principal and previously credited interest. You should speak with a financial professional about the features, benefits, risks, and fees and whether the contract is appropriate for you based on your financial situation and objectives.

The extent of the downside protection at Segment maturity, also referred to as the Segment Buffer, varies by Segment, ranging from the first 10% to 40% of loss. There is a risk of a substantial loss of your principal and previously credited interest because you agree to absorb all losses to the extent they exceed the Segment Buffer at Segment maturity. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance at Segment maturity, depending on the Segment Buffer applicable to the Segment in which you invest. We may change the Indices and/or Segment Options in the future, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. If we only offer one index option, you will be limited to investing in only one Segment Option with terms that may not be acceptable to you and other investment options where performance is not based on the performance of an index. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested. If you are not happy with the limited investment options and choose to surrender the contract you will be subject to the Segment Interim Value adjustment, federal and state taxes, and penalties, purchasing a new contract with a new surrender charge period, different investment options, benefits, fees, and risks.

The Performance Cap Rates we set will limit the amount you can earn on a Segment. Our minimum Performance Cap Rate for 6 year Segments is 12% (2% for 1 year Segments). Our minimum Participation Rate is 100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in withdrawal charges, Segment Interim Value adjustments, taxes, and tax penalties. This contract permits ongoing withdrawals (including systematic withdrawals, required minimum distributions, and deductions to pay the optional death benefit fee) from the Segments prior to the end of the term. These ongoing deductions could have adverse effects of values under the contract and if an investor intends to elect such ongoing withdrawals, they should consult with their financial professional about the appropriateness of the contract for them. Withdrawals, because of the Segment Interim Value calculation could significantly reduce contract values and by substantially more than the actual amount of the deduction. Because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios as a result of withdrawals. Any transaction that causes account value to leave a Segment between the Segment Start Date and the Segment Maturity Date will result in a Segment Interim Value calculation. Such transactions include (1) taking a withdrawal (including a systematic withdrawal or required minimum distribution); (2) transferring account value to a different investment option; (3) deducting account value to pay optional death benefit fees; (4) surrendering or annuitizing your contract; (5) payment of a death claim; and (6) canceling your contract and returning it to us for a refund within your state’s “free look” period.

All guarantees are subject to the Company’s financial strength and claims paying ability.

You may cancel your contract within 10 days of receiving it without paying fees or penalties, although the Segment Interim Value adjustment will apply. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your account value. You should review the prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any or all of the Segments of the SIO. If we exercise this right, you will not be able to increase your account value and, consequently, increase your death benefit, and will be limited to investing in only one Segment Option and the GIO.

Additional information about certain investment products, including index-linked annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Overview of the Contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in the SIO and GIO during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	Segments of the SIO which are index-linked investment options;

•	GIO;

•	the account for special dollar cap averaging; and

•	the account for general dollar cap averaging.

The Segments of the SIO give you the opportunity to earn interest, which may be positive or negative, that we will credit at Segment maturity based, in part, on the performance of an external index at the end of a set period of time. You could experience a significant loss of principal and previously credited interest if the index declines in value. We calculate the Segment Return Amount on the Segment Maturity Date based on the change in index performance from the Segment Start Date to the Segment Maturity Date, and this Segment Rate of Return could be positive, zero, or negative. Each Segment uses a Performance Cap Rate (certain Segment Types may use Participation Rates and Step Rates) to limit upside performance and a Segment Buffer to limit downside performance.

The SIO provides some protection against negative returns on the Segment Maturity Date through the use of a Segment Buffer. The extent of the downside protection provided by the Segment Buffer varies by Segment, ranging from the first 10% to 40% of loss. The Segment Buffer is the maximum amount of negative interest we will assume. We will credit any additional negative interest in excess of the Segment Buffer. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance at Segment maturity, depending on the Segment Buffer applicable to the Segment in which you invest. The cumulative loss over the life of the contract could be much greater. There is a risk of a substantial loss of your principal and previously credited interest if the index declines because you agree to absorb all losses to the extent they exceed the applicable Segment Buffer. For example, if the Index return is -25% and the Segment Buffer is -10%, we will credit -15% (the amount that exceeds the Segment Buffer) (less the Contract Fee) on the Segment Maturity Date, meaning your Segment Investment will decrease by 15% (less the Contract Fee). We may change the Indices and/or Segment Options in the future but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, Step Rate, and Segment Buffer.

The SIO may limit your participation in positive returns on the Segment Maturity Date through the use of Performance Cap Rates (and Participation Rates and Step Rates for certain Segment types).

•	The Performance Cap Rate is the highest return that you could be credited for positive index performance (less the Contract Fee). For example, if the Index return for a 1-year Standard Segment is 12% and the Performance Cap Rate is 4% and the Participation Rate is 100%, we will credit 4% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 4% (less the Contract Fee).

•

If there is positive index performance, we will multiply the Participation Rate by the Index return to determine how much to credit in interest on the Segment Maturity Date (less the Contract Fee and subject to the Performance Cap Rate). For

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example, if the Index return is 5%, the Performance Cap Rate is 7%, and the Participation Rate is 105%, we will credit 5.25% (less the Contract Fee) in interest on the Segment Maturity Date.

•	For Dual Step Tier Segments, if there is a positive or negative Index return that is between the Step Rate and the Buffer, we will apply the Step Rate to determine how much to credit in interest on the Segment Maturity Date (less the Contract Fee). For example, if the Step Rate is 3%, the Participation Rate is 100%, the Segment Buffer is -10%, and the Index return is -5%, we will credit 3% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 3% (less the Contract Fee).

Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). Our minimum Participation Rate is 100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

For additional information about the GIO and available Segments of the SIO, see Appendix: “Investment Options available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits, including death benefits, terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers death benefit protection and various payout options.

Death Benefits

Your contract includes a Return of Premium death benefit that pays your beneficiaries an amount equal to your contributions minus adjusted withdrawals (or your account value if higher) for issue ages 75 and younger (you receive the standard account value death benefit for issue ages 76 and older). For an additional fee, you can purchase the Highest Anniversary Value death benefit that provides the greater of your account value and the Highest Anniversary Value benefit base on the date of death of the owner (or surviving joint owner, if applicable) adjusted for any subsequent withdrawals or the Greater of death benefit that provides the greater of your account value or the Greater of benefit base (which is the greater of the Roll-Up or Highest Anniversary Value benefit bases) on the date of death of the owner (or surviving joint owner, if applicable) adjusted for any subsequent withdrawals.

Dollar Cap Averaging

You can elect to allocate your investments using a dollar cap averaging program at no additional charge.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value, be subject to the Segment Interim Value calculation, and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59 1⁄2. Withdrawals will also generally reduce your guaranteed benefits and the amount of the reduction may be greater than the dollar amount of the withdrawal. Withdrawals from a Segment will also be subject to a pro rata portion of the applicable Contract Fee.

Contract Adjustments

We use the Segment Interim Values for your Segments of the SIO if you remove any amount from a Segment on any date prior to the Segment Maturity Date. This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. You could lose a significant amount of money due to the use of the Segment Interim Values.

Prior to the Segment Maturity Date, the following transactions trigger the use of Segment Interim Values: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal or required minimum distribution, and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deducting the optional death benefit charge; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period. These transactions will cause the deduction of a pro rata portion of the applicable Contract Fee and may also be subject to withdrawal charges, taxes, and possible tax penalties.

The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment.

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Important Information You Should Consider About The Contract

FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?

Yes.

Withdrawal Charges

Each series of the contract provides for different withdrawal charge periods and percentages.

Series B — If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 6 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. This loss will be greater if there is a negative Segment Interim Value adjustment for amounts withdrawn from the Segments of the SIO, and/or if you have to pay taxes or tax penalties.

Select — No withdrawal charge.

Segment Interim Value

There is a Segment Interim Value adjustment for amounts removed from a Segment of the SIO before Segment maturity and because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios. For example, if you allocate $100,000 to a 6-year Segment and later withdraw the entire amount before the 6 years have ended, you could lose up to $100,000 of your investment. This loss will be greater if you also have to pay a withdrawal charge under a Series B contract, and/or if you have to pay taxes or tax penalties. Prior to the Segment Maturity Date, the following transactions trigger the Segment Interim Value: (1) the receipt of an in good order death claim by your beneficiary; (2) a withdrawal (including a systematic withdrawal, a required minimum distribution, and a free withdrawal under a Series B contract); (3) a transfer; (4) if you surrender or annuitize your contract; (5) deducting the optional death benefit charge; or (6) if you cancel your contract and return it to us for a refund within your state’s “free look” period.

For additional information about charges and adjustments for surrenders and early withdrawals see “Withdrawal charge” and “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” in the Prospectus.

Are There Transaction Charges?

Yes. In addition to withdrawal charges and the Segment Interim Value, you may also be charged for other transactions, including special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges; or when you transfer between investment options in excess of a certain number.

For additional information about transaction charges see “Charges that the Company deducts” in “Charges, Expenses, and Adjustments” in the Prospectus.

Are There Ongoing Fees and Expenses?

Yes. Each series of the contract provides for different ongoing fees and expenses.

The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. There is an implicit ongoing fee associated with Segments because the amount you can earn on a Segment is limited by us by the Segment’s Performance Cap Rate, and potentially certain Participation Rates and Step Rates (if applicable). The Performance Cap Rate, and potentially certain Participation Rates and Step Rates (if applicable), may cause your returns under the Segment to be lower than the Index’s returns. In return for accepting this limit on Index gains, you receive some protection from Index losses through the Segment Buffer. The implicit ongoing fee is not reflected in the tables below.

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Annual Fee	Minimum	Maximum
Base Contract (varies by contract series)(1)	1.25%	1.50%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(2)	0.25%	0.75%

(1) Expressed as an annual percentage of the Segment Investment for Segments in the SIO. The Contract Fee is applied cumulatively for 6-year Segments, so the total Contract Fee for a 6-year Segment is 7.5% for Series B contracts and 9% for Select contracts.

(2) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add withdrawal charges and negative Segment Interim Value adjustments that substantially increase costs.

Lowest Annual Cost $669	Highest Annual Cost $854

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract classes

•   No optional benefits

•   No sales charges

•   No additional contributions, transfers or withdrawals

•   No Segment Interim Value adjustments

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of contract classes and optional benefits (Greater of death benefit)

•   No sales charges

•   No additional contributions, transfers or withdrawals

•   $0 Segment Interim Value adjustment on the optional death benefit fee

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS
Is There a Risk of Loss from Poor Performance?

Yes. The contract is subject to the risk of loss. You could lose some or all of your account value depending on the Investment options you choose.

The return on the Segments of the SIO may be negative and there is a risk of substantial loss of your principal and previously credited interest due to negative index performance because you agree to absorb all losses to the extent they exceed the Segment Buffer. You could lose as much as 60% (for Segments with a -40% Segment Buffer) to 90% (for Segments with a -10% Segment Buffer) of your principal and previously credited interest due to negative index performance on the Segment Maturity Date. We may change the Indices and/or Segment Options in the future, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested.

For additional information about the risk of loss see “Principal risks of investing in the contract” in the Prospectus.

Is this a Short-Term Investment?

No. The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties. Amounts removed from a Segment of the SIO prior to the Segment Maturity Date will not receive Index interest, and may result in a negative Segment Interim Value adjustment which could reduce the Segment Investment and death benefit by significantly more than the amount withdrawn.

On the Segment Maturity Date, the value of your maturing Segments will be reallocated according to your instructions on file, assuming that all participation requirements for those allocations are met, and those instructions may include allocations to different Segment Types or to the next available Segment of the same Segment Type. If you have not provided us with maturity instructions for a maturing Segment, then by default the Segment Maturity Value will be transferred to the same Segment Type as the maturing Segment. However, if the next Segment to be created in the Segment Type would have a Segment Maturity Date that is later than your contract maturity date or if that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the GIO.

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For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.
What Are the Risks Associated with the Investment Options?	An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options. Each investment option available under the contract has its own unique risks. You should review the investment options available under the contract before making an investment decision.

The Performance Cap Rate of a Segment may limit your participation in positive returns on the Segment Maturity Date. For example, if the Index return is 12% and the Performance Cap Rate is 4%, we will credit 4% (less the Contract Fee) in interest on the Segment Maturity Date, meaning your Segment Investment will increase by 4% (less the Contract Fee). The Performance Cap Rate may cause your returns under the Segment to be lower than the Index’s returns.

The Segment Buffer of a Segment provides some protection against negative returns on the Segment Maturity Date. The Segment Buffer is the maximum amount of negative interest we will assume and we will credit any negative interest in excess of the Segment Buffer which means you bear all loss that exceeds the Segment Buffer. For example, if the Index return is -25% and the Segment Buffer is -10%, we will credit -15% (the amount that exceeds the Segment Buffer) (less the Contract Fee) on the Segment Maturity Date, meaning your Segment Investment will decrease by 15% (less the Contract Fee).

The Contract Fee will reduce your Segment Rate of Return and a negative return will be more negative. We apply the Contract Fee after applying the Performance Cap Rate, Participation Rate, and Segment Buffer.

All of the Indices we currently offer are “price return” indices, not “total return” indices, and therefore the performance of any Index does not reflect dividends paid on the securities included in the Index. This reduces the Index return, and the Index will underperform a direct investment in the securities composing the Index.

For additional information about the risks associated with investment options see “Structured Investment Option”, in “Purchasing the contract”, as well as, “Principal risks of investing in the contract” and Appendix “Investment Options available under the contract” in the Prospectus.

What Are the Risks Related to the Insurance Company?

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value. The general obligations, including the SIO, GIO, and the death benefits, under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?

Yes. We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the investment options and to limit the number of investment options which you may select. Such rights include, among others, removing or substituting investment options, and transferring account value from any investment option to another investment option. You will not be permitted to invest in a Segment if the Segment Maturity Date is later than your contract maturity date. The maximum current number of active Segments, funded holding accounts and/or Segment Types with an allocation on file that may be active in your contract at any time is 167.

We reserve the right to offer any or all Segments more or less frequently or to stop offering any of them (except we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss) or to suspend offering any or all of them temporarily for some or all contracts. If we stop offering these options, you will be limited to investing in only one Segment Option and the GIO, which is not tied to the performance of an index.

We may offer new Segment Types in the future, and we may change the features of a Segment Type between Segments, including the Index, the Segment Buffer, and the Performance Cap Rate (subject to the minimum rates disclosed herein).

We have the right to substitute an alternative Index prior to the Segment Maturity Date if the publication of one or more Indices is discontinued, or if we no longer have a license agreement with the publishers of the Index, or at our sole discretion we determine that our use of such Indices should be discontinued because hedging instruments become difficult to acquire or the cost of hedging becomes excessive, or if the calculation of one or more of the Indices is substantially changed. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. We also have the right to add additional Indices under the contract at any time.

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We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We reserve the right to discontinue the acceptance of, and/or place additional limitations on, contributions into certain investment options, including any or all of the Segments comprising the Structured Investment Option. If we exercise this right, your ability to invest in your contract, increase your account value and, consequently, increase your death benefit, will be limited. If you have a Guaranteed Minimum Death Benefit you generally can not make additional contributions to your contract after age 75 (or the first contract date anniversary if later).

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers among the investment options in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about restrictions on the investment options, see “Transfer charge” in “Charges, Expenses, and Adjustments” and “Structured Investment Option” in “Purchasing the contract”.

Are There any Restrictions on Contract Benefits?

Yes. At any time, we have the right to limit or terminate your ability to contribute to any of the investment options. If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your death benefit.

You have to be 75 or younger to elect a guaranteed minimum death benefit. If you have a Guaranteed Minimum Death Benefit you generally can not make additional contributions to your contract after age 75 (or the first contract date anniversary if later).

Withdrawals may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn and may terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the contract” and “Benefits available under the contract” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Should I Exchange My Contract?

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, as well as any fees or penalties to terminate your existing contract, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges, Expenses, and Adjustments” in the Prospectus.

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Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Standard Death Benefit	Guarantees beneficiaries will receive a benefit equal to your account value.	Standard	No Additional Charge

•   Available only at contract purchase

•   Available to contract holder age 76 and older

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Return of Premium Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to the greater of your account value or your contributions less adjusted withdrawals.	Standard	No Additional Charge

•   Available only at contract purchase

•   Available only to contract holder age 75 or younger

•   Withdrawals could significantly reduce or terminate the benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.25%(1)

•   Available only to contract holder age 75 or younger

•   Withdrawal could significantly reduce or terminate benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   If elected, you will not get the Return of Premium Death Benefit

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

Greater of Death Benefit	Guarantees the beneficiaries will receive the Greater of benefit base.	Optional	0.75%(1)

•   Available only to contract holder age 75 or younger

•   Withdrawals could significantly reduce or terminate benefit

•   Generally no additional contributions are permitted under the contract after age 75

•   If elected, you will not get the Return of Premium Death Benefit

•   Payment of a Death Benefit from a Segment before the end of the term could significantly reduce the value of the Death Benefit due to the Segment Interim Value adjustment

(1)	Expressed as an annual percentage of the applicable benefit base.

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Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current

General Dollar Cap Averaging	Transfer account value to selected Segments on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• $25,000 minimum to begin program • Cannot be elected if rate hold is elected

Special Dollar Cap Averaging	Transfer account value to Segments on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge

•   $25,000 minimum to begin program

•   Cannot be elected if rate hold is elected

•   Only available for Series B contracts

•   Must be elected at contract purchase

•   Only contributions received during the first 3 or 6 months, as applicable, are eligible

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Buying the Contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply.

Maximum issue age

The maximum issue age for non-qualified and IRA contracts is 85. The maximum issue age for qualified plan contracts and Inherited contracts is 75.

Minimum initial and subsequent contribution amounts

The minimum initial contribution is generally $25,000. Each subsequent contribution generally must be at least $500 (except for certain IRAs—$50 for Traditional and Roth IRAs) and $1,000 for Inherited IRA Beneficiary continuation contract and Inherited NQ contract.

Limitations on contributions to the contract

We currently do not accept any contribution if (i) the aggregate contributions under one or more Structured Capital Strategies® contracts with the same owner or annuitant would then total more than $2,500,000; or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $5,000,000. We may waive these and other contribution limitations based on certain criteria we determine, including issue age, aggregate contributions, investment option allocations and selling broker-dealer compensation. If you have a guaranteed minimum death benefit you generally can not make contributions to your contract after age 75 (or the first contract date anniversary if later).

We reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. This means that if you have one or more guaranteed benefit, there would no longer be any increases from contributions or transfers in the account value and the benefit bases associated with the guaranteed benefits.

When initial and subsequent contributions are credited

Initial Contribution

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Subsequent Contributions

If we receive a subsequent contribution before the close of the NYSE (typically 4:00 pm eastern), we will credit that contribution that day. If we receive your subsequent contribution after the close of the NYSE, your contribution will be applied the next business day.

Allocating your contributions

You may allocate your contributions to the GIO, the Segments comprising the Structured Investment Option, and the Dollar Cap Averaging Programs. Your allocation instructions determine how your contributions are allocated, which may be among one or more of the investment options. We currently limit the number of active Segments, funded holding accounts and/or Segment Types with an allocation on file you can be invested in at any time and the limit we allow may be changed. If you reach the limit, you will not be able to do certain things until you no longer have that many active Segments:

•	You will not be able to allocate to a new Segment or Segment Type Holding Account.

•	Any account value in a Segment Type Holding Account will be transferred to the GIO on the next Segment Start Date.

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•	The Segment Maturity Value from a maturing Segment will not transfer into a new Segment and will instead be transferred to the GIO.

Allocations must be in whole percentages and you may change your allocation percentages at any time. The total of your allocations must equal 100%.

Additional limitations on contributions to the contract

Additional limitations on contributions and the source of contributions apply based on the type of contract, such as non-qualified or particular types of IRAs. Please see the tables in the “Rules regarding contributions to your contract” appendix to the Prospectus for detailed information. You can obtain the Prospectus by calling the number or accessing the website noted on the first page of this summary.

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Making Withdrawals: Accessing the Money in Your Contract

Accessing your money

You have several ways to access your account value before annuity payments begin. You may take partial withdrawals from your contract at any time or, depending on your specific situation, set up a systematic withdrawal plan or a lifetime RMD payments plan. You may also surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments. If we receive a withdrawal or surrender request in good order before the close of the NYSE (typically 4:00 pm eastern), we will process the request that day. If we receive the request after the close of the NYSE, we will process the request on the next business day. We will generally send you the full requested withdrawal amount and deduct any applicable withdrawal charges from account value unless your request otherwise.

Withdrawals will reduce your account value and may be subject to withdrawal charges (for Series B contracts only), income taxes and a tax penalty if you are younger than 59 1⁄2. Withdrawals may also reduce (possibly on a greater than dollar-for-dollar basis) or terminate any guaranteed benefits. Surrenders also may be subject to withdrawal charges (for Series B contracts only), income taxes and a tax penalty if you are younger than 59 1⁄2.

Please see “Accessing your money” in the Prospectus for more information on the ways you may withdraw your account value.

Free withdrawal amount

For Series B contracts, each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge (the free withdrawal amount is not applicable to Select contracts since they do not have withdrawal charges).

When to expect payments

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of receipt of the transaction request in good order. These transactions may include payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value.

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Additional Information About Fees

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, surrendering or making withdrawals from an investment option or from the contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the contract, surrender the contract or if you make certain withdrawals from an investment option or from the contract, transfer account value between investment options, or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

	Series B	Select
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None	None
Withdrawal Charge (as a percentage of contributions withdrawn)	8%(1)	None
Transfer Fee(2)	$35	$35
Third Party Transfer or Exchange Fee(3)	$55	$55
Special Service Charges(4)	$90	$90

(1)

The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option.

(2)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers among the investment options in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges, Expenses, and Adjustments”.

(3)

The current charge is $55 and is currently being waived (we reserve the right to discontinue this waiver at any time without notice). These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)

Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; and (4) check preparation charge. The maximum charge for each service is $90. Current charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the account value is removed from an investment option or from the contract before the expiration of a specified period.

Adjustments

	Series B	Select
SIO Segment Maximum Potential Loss Due to Segment Interim Value adjustment (as a percentage of account value invested in the Segment on the Segment Start Date)(1)	100%(2)	100%(2)

(1)

Applies to withdrawals (including systematic withdrawals and required minimum distributions), surrenders, death benefits, annuitization, contract cancellation, and transfers prior to the Segment Maturity Date. The actual amount of the Segment Interim Value calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date. The maximum loss would occur if there is a total distribution for a Segment at a time when the Index price has declined to zero. If you surrender, annuitize, cancel your contract, die, or make a withdrawal, or there is a deduction of the optional death benefit charge, from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date. See “Structured Investment Option” for more information.

(2)

Because the end-of-term downside protection provided by a Segment Buffer does not apply to the Segment Interim Value, it is theoretically possible that you could lose up to 100% of your investment and previously credited interest in certain extreme scenarios.

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The next table describes the fees and expenses that you will pay each year during the time that you own the contract. If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	B	Select
Base Contract Expenses (as a percentage of the Segment Investment)(1)	1.25%	1.50%
Optional Highest Anniversary Value Death Benefit(2)	0.25%	0.25%
Optional Greater of Death Benefit(2)	0.75%	0.75%
In addition to the fees described above, we limit the amount you can earn on the Segments. This means your returns may be lower than the Index’s returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

(1)

The Contract Fee percentage reduces the Segment Rate of Return. If the contract is surrendered or annuitized, a withdrawal or transfer out is taken, there is a deduction of the optional death benefit charge, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment as part of the Segment Interim Value calculation. The Contract Fee is applied cumulatively for 6-year Segments, so the total Contract Fee for a 6-year Segment is 7.5% for Series B contracts and 9% for Select contracts.

(2)

The applicable Death Benefit charge is deducted on each contract date anniversary. If the contract is surrendered, annuitized, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge.

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Appendix: Investment Options available under the contract

Index-Linked Options

The following is a list of Segments of the SIO currently available under the contract. We may change the features of the Segments listed below (including the Index and the current limits on Index gains and losses), offer new Segments, and terminate existing Segments. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on index gains is available at www.equitable.com/scspremier. See “Structured Investment Option” in “Purchasing the contract” for additional information about the Indices, the Segment Rate of Return calculation methods, and the operation of the Segment Buffer, Performance Cap Rate, Participation Rate, and Step Rate.

Note: If amounts are removed from a Segment before the Segment Maturity Date, we will apply a Segment Interim Value adjustment. This may result in a significant reduction in your account value that could exceed any protection from Index loss that would be in place if you held the option until the Segment Maturity Date. See “Adjustments with respect to early distributions from Segments” in “Charges, Expenses, and Adjustments” for more information about Segment Interim Value.

Minimum Limit on Index Gain for the Life of the Segment
Index	Type of Index	Segment Duration	Segment Rate of Return Calculation Method	Current Limit on Index Loss if held until Segment Maturity Date (Segment Buffer)	Performance Cap Rate	Participation Rate	Step Rate
S&P 500 Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Standard	-10%; -15%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
MSCI EAFE Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
NASDAQ-100 Price Return Index*	Market Index	1 year	Step Up	-10%; -15%; -20%; -40%	2%	100%	NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Direction	-10%; -15%; -20%; -40% -10%; -15%; -20%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Step Up	-10%; -20%; -40% -10%; -15%; -20%; -40%	12% 2%	100% 100%	NA NA
S&P 500 Price Return Index*	Market Index	1 year	Enhanced Upside	-10%	2%	125%	NA
S&P 500 Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%

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Minimum Limit on Index Gain for the Life of the Segment
Index	Type of Index	Segment Duration	Segment Rate of Return Calculation Method	Current Limit on Index Loss if held until Segment Maturity Date (Segment Buffer)	Performance Cap Rate	Participation Rate	Step Rate
Russell 2000® Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
MSCI EAFE Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
NASDAQ-100 Price Return Index*	Market Index	6 year 1 year	Dual Step Tier	-10%; -20% -10%	12% 2%	100% 100%	1% 1%
S&P 500 Price Return Index*	Market Index	6 year	Best Entry	-10%	12%	100%	NA
*

The Index is a “price return” index, not a “total return” index, and therefore the performance of the Index does not reflect dividends declared by any of the companies included in the Index, reducing the Index return. As a result, the Index will underperform a direct investment in the securities composing the Index.

We may change the Indices and/or Segment Options, but we will always offer a Segment Option with a Segment Buffer that protects the first 10% of loss. In the future, we may offer other Segment Options that do not provide any downside protection which would mean there is a risk of loss of the entire amount invested. Our minimum Performance Cap Rate for 6 year Segment Types is 12% (2% for 1 year Segments). Our minimum Participation Rate is 100%. Our minimum Step Rate is 1%. We will not open a Segment with a Performance Cap Rate, Participation Rate, and Step Rate (if applicable) below the applicable minimum rate.

The following is a list of Fixed Options currently available under the Contract. We may change the features of the Fixed Options listed below, offer new Fixed Options, and terminate existing Fixed Options. We will provide you with written notice before doing so. See “Guaranteed interest option” in “Purchasing your contract” for information about the GIO, “Dollar Cap Averaging Programs” in “Benefits available under the contract” for information about the Dollar Cap Averaging Accounts, and “SIO” in “Purchasing your contract” for information about the Segment Type Holding Accounts”.

Name	Term	Minimum Guaranteed Interest Rate
Guaranteed Interest Option	NA	0.15%
General Dollar Cap Averaging Account	3-6 months	0.15%
Special Dollar Cap Averaging Account	3-6 months	0.15%
Segment Type Holding Account	NA	0.15%

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Structured Capital Strategies® Premier

Issued by

Equitable Financial Life Insurance Company of America	Equitable Financial Life Insurance Company

We have filed with the Securities and Exchange Commission a Prospectus and a Statement of Additional Information (“SAI”) that include additional information about Structured Capital Strategies® Premier, Equitable Financial Life Insurance Company of America and Equitable Financial Life Insurance Company. The Prospectus and SAI each dated September 17, 2025 are incorporated by reference into this Summary Prospectus. The Prospectus and SAI are available free of charge. To request a copy of either document, to ask about your contract, or to make other investor inquiries, please call 1-800-789-7771. The Prospectus and SAI are also available at our website, www.equitable.com/ICSR#EQH800232.

Class/Contract Identifier: C000260489; C000260490

(#50410)